As filed with the Securities and Exchange Commission on January 8, 1998.
                                                  Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                      ____

                            LAWYERS TITLE CORPORATION
             (Exact name of registrant as specified in its charter)

                Virginia                                  54-1589611
     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                 Identification Number)

                             6630 West Broad Street
                            Richmond, Virginia 23230
                                 (804) 281-6700
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Russell W. Jordan, III, Esquire
                            Lawyers Title Corporation
                             6630 West Broad Street
                            Richmond, Virginia 23230
                                 (804) 281-6700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          Copies of Communications to:

Theodore L. Chandler, Jr., Esquire             Joseph L. Seiler III, Esquire
  Robert E. Spicer, Jr., Esquire          LeBoeuf, Lamb, Greene & MacRae, L.L.P.
Williams Mullen Christian & Dobbins                125 West 55th Street
 1021 East Cary Street, 16th Floor             New York, New York 10019-5389
     Richmond, Virginia 23219

         Approximate date of commencement of proposed sale to the public: as soon as practicable after the Registration Statement becomes effective.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================== ====================== ======================= ======================= =====================
       Title of Each Class of                Amount             Proposed Maximum        Proposed Maximum
           Securities to                      to be              Offering Price            Aggregate              Amount of
           be Registered                  Registered(1)           Per Share(2)         Offering Price(2)       Registration Fee

===================================== ====================== ======================= ======================= =====================
Common Stock,  no par value             2,012,500 Shares             $31.66               $63,715,750              $18,797
Rights to Purchase Series A Junior
  Participating Preferred Stock, no
  par value                             2,012,500 Rights              N/A                     (3)                    (3)
===================================== ====================== ======================= ======================= =====================

(1) Includes 262,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Pursuant to Rule 457(c), the offering price is based upon the average of the high ($31.9375) and low ($31.375) prices reported on the New York Stock Exchange Composite Tape on January 5, 1998.
(3) The Rights to Purchase Series A Junior Participating Preferred Stock will be attached to and will trade with the shares of Common Stock offered hereby. Value attributable to such Rights, if any, will be reflected in the market price of the shares of the Common Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS
________ __, 1998
                 Subject to Completion, Dated ________ __, 1998

                                1,750,000 Shares

                                     [LOGO]

                            LAWYERS TITLE CORPORATION
                                  Common Stock

         All of the 1,750,000 shares of Common Stock, no par value (the "Common Stock"), offered hereby (the "Shares") are being sold by Lawyers Title Corporation (the "Company"). The Common Stock is listed on the New York Stock Exchange under the symbol "LTI" ("LFG" upon consummation of the Acquisition, as defined below). On January 2, 1998, the closing sales price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $31.69 per share. See "Price Range of Common Stock and Dividends."

         The net proceeds of this offering (the "Offering") to the Company will be used to fund part of the cash portion of the consideration for the pending acquisition (the "Acquisition") by the Company of Commonwealth Land Title Insurance Company and Transnation Title Insurance Company (collectively referred to as "Commonwealth/Transnation") from Reliance Insurance Company ("RIC"), a subsidiary of Reliance Group Holdings, Inc. Consummation of the Acquisition is a condition to the consummation of the Offering. See "The Acquisition" and "Use of Proceeds."

         See "Risk Factors" beginning on page 14 for a discussion of certain factors that should be considered in connection with an investment in the Common Stock.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                            Price           Underwriting              Proceeds
                           to the           Discounts and              to the
                           Public          Commissions(1)            Company(2)
--------------------------------------------------------------------------------
Per Share..........        $                 $                          $
Total (3)..........        $                 $                          $
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated at $430,000, which, pursuant to the terms of the Acquisition, will be deducted from amounts payable to RIC thereunder. See "Use of Proceeds."
(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 262,500 shares of Common Stock, at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $________, $________ and $________, respectively. See "Underwriting."

                                 ---------------


         The Shares offered hereby are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. See "Underwriting." It is expected that delivery of the Shares will be made in New York, New York, on or about ________ __, 1998.

Donaldson, Lufkin & Jenrette
      Securities Corporation
                            Furman Selz
                                       Wheat First Butcher Singer
                                                             Ferris, Baker Watts
                                                                 Incorporated

                            LAWYERS TITLE CORPORATION
                               OPERATING TERRITORY





                [Map of United States showing existing operations
                  of the Company and Commonwealth/Transnation]























*   Lawyers Title Offices

*   Commonwealth/Transnation Offices


         The map above sets forth, as of January 7, 1998, the locations of the direct operations and national sales offices of both Lawyers Title and Commonwealth/Transnation, excluding offices of independent agents and approved attorneys. The map assumes consummation of the Acquisition.

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

         THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION  IS  UNLAWFUL.  THERE  ARE  RESTRICTIONS  ON THE  OFFER AND SALE OF
SECURITIES IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO ANY SECURITIES IN, FROM OR
OTHERWISE   INVOLVING   THE  UNITED   KINGDOM   MUST  BE  COMPLIED   WITH.

                              ---------------------

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C.
20549-1004, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE"), and such reports, proxy statements and other information relating to the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information, reference is hereby made to the Registration Statement and to the exhibits thereto, which may be inspected and copied in the manner and at the locations described above. Statements contained herein concerning provisions of any document filed as an exhibit to the Registration Statement, incorporated by reference into this Prospectus or otherwise filed with the Commission are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following reports and other documents previously filed by the Company with the Commission under the Exchange Act are incorporated by reference into this Prospectus:

         (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K");

         (b) the portions of the Company's Proxy Statement for the Annual Meeting of Shareholders held on May 20, 1997 that have been incorporated by reference into the Form 10-K;

         (c) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

         (d) the Company's Current Reports on Form 8-K filed September 2, 1997, November 20, 1997 and December 23, 1997;

         (e) the description of the Common Stock and associated preferred share purchase rights contained in the Registration Statement on Form 8-A dated September 29, 1995 and filed October 2, 1995, as amended by Amendment No. 1 and Amendment No. 2 thereto, dated August 29, 1997 and December 23, 1997, respectively, and filed September 2, 1997 and December 23, 1997, respectively; and

         (f) the Company's preliminary Proxy Statement for the Special Meeting of Shareholders to be held in February 1998, filed with the Commission on December 24, 1997.

         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such reports and other documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference into this Prospectus) modifies or supersedes such previous statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than certain exhibits to such documents). Requests for such copies should be directed to Russell W. Jordan, III, Esquire, Secretary and General Counsel, Lawyers Title Corporation, 6630 West Broad Street, Richmond, Virginia 23230, telephone number (804) 281-6700.

                    FORWARD-LOOKING AND CAUTIONARY STATEMENTS

         Certain information that is included or incorporated by reference into this Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Among other things, these statements relate to the financial conditions, results of operations and businesses of the Company and Commonwealth/Transnation and, assuming the consummation of the Acquisition, the combined operations of the Company and Commonwealth/Transnation (the "Combined Company"), including statements relating to: (i) the cost savings and accretion to reported earnings that will be realized from the Acquisition; and (ii) the potential impact on financial ratios, margins, revenues and profitability as a result of the Acquisition. These forward-looking statements are generally identified by phrases such as "the Company expects" or words of similar import. These forward looking statements involve certain risks and uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, as discussed in the sections of this Prospectus in which they appear and in the documents incorporated by reference into this Prospectus. Further, any such statement is specifically qualified in its entirety by the following cautionary statements and the "Risk Factors" appearing elsewhere in this Prospectus. See "Risk Factors."

         In connection with the Acquisition, factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include the following: (i) expected costs savings from the Acquisition cannot be fully realized or realized within the expected time frame;
(ii) costs or difficulties related to the integration of the businesses of the Company and Commonwealth/Transnation are greater than expected; (iii) revenues following the Acquisition are lower than expected; (iv) competitive pressure in the title insurance industry increases significantly; (v) general economic conditions, either nationally or in one or more of the states in which the Combined Company will conduct business, are less favorable than expected; or
(vi) legislation or regulatory changes adversely affect the businesses conducted by the Combined Company.

         In connection with the title insurance industry in general, factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include the following: (i) the costs of producing title evidence are relatively high, whereas premium revenues are subject to regulatory and competitive restraints; (ii) the amount of title insurance business available is influenced by housing starts, housing resales and commercial real estate transactions; (iii) real estate activity levels have historically been cyclical and are influenced by such factors as interest rates and the condition of the overall economy; (iv) the value of the Company's investment portfolio is subject to fluctuation based on similar factors; (v) the title insurance industry may be exposed to substantial claims by large classes of claimants; and (vi) the industry is regulated by state laws that require the maintenance of minimum levels of capital and surplus and that restrict the amount of dividends that may be paid by the Company's insurance subsidiaries without prior regulatory approval.

         The Company cautions that the foregoing lists of important factors are not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

                              --------------------

         Upon consummation of the Acquisition, the Company will own, directly or indirectly, all of the shares of capital stock of certain title insurance companies domiciled or deemed commercially domiciled in the states of Alabama, Arizona, California, Florida, Maryland, New Jersey, New York, Ohio, Oregon, Pennsylvania, Tennessee, Texas and Virginia. The insurance laws of such states require prior approval by their respective state insurance regulatory officials of any acquisition of control of a domestic (or commercially domiciled) insurance company or any company which controls a domestic (or commercially domiciled) insurance company. "Control" is generally presumed to exist through the ownership, direct or indirect, or the holding of proxies with respect to 10% (5% in Alabama and Florida) or more of the voting securities of an insurance company or of any company which controls an insurance company. Any purchaser of Common Stock holding the power to vote 5% or more of the outstanding shares of Common Stock will be presumed to have acquired control of the Company's Alabama and Florida title insurance company subsidiaries unless the insurance regulatory official of those states, following application by such purchaser, determines otherwise; and any purchaser of 10% or more of such shares will be presumed to have acquired control of the Company's title insurance company subsidiaries domiciled or commercially domiciled in any of the other named states unless the relevant insurance regulatory official of such other state, following application by such purchaser, determines otherwise.

         No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Shares and the distribution of this Prospectus.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, (i) the "Company" refers to Lawyers Title Corporation, (ii) "Lawyers Title" refers to Lawyers Title Insurance Corporation, the Company's principal operating subsidiary, (iii) "Commonwealth" refers to Commonwealth Land Title Insurance Company, (iv) "Transnation" refers to Transnation Title Insurance Company, (v) "Commonwealth/Transnation" refers to the combined operations of Commonwealth and Transnation, (vi) the "Combined Company" refers to the post-Acquisition combined operations of the Company and Commonwealth/Transnation, (vii) "Reliance" refers to Reliance Group Holdings, Inc., (viii) "RIC" refers to Reliance Insurance Company, a subsidiary of Reliance, (ix) all of the foregoing defined terms refer to such corporations and their respective subsidiaries and (x) all financial information in this Prospectus is presented in accordance with generally accepted accounting principles ("GAAP"), unless specified as being in accordance with statutory accounting practices.

                                   The Company

         The Company, through its principal operating subsidiary, Lawyers Title, is one of the largest companies in the United States issuing title insurance policies and performing other real estate-related services for both residential and commercial real estate transactions, based on premium and fee revenues. Title insurance is generally accepted as the most efficient means of determining title to, and priority of interests in, real estate in nearly all parts of the United States. In addition to title coverage, Lawyers Title provides search, examination, escrow and closing services to a broad-based customer group that includes lenders, developers, real estate brokers, attorneys and home buyers. The Company has a strong presence in the residential real estate market and is a premier provider of title insurance for commercial transactions. Commercial transactions tend to be more profitable than residential transactions and historically the volume of such transactions has not been as directly affected by interest rate movements as residential business.

         The Company's long term objective is to become the premier low cost national provider of diversified real estate-related services, providing a broad array of title insurance, information and closing services for transactions involving the transfer and financing of real estate. The Company's strategy is to maximize profits by: (i) improving margins through revenue growth and aggressive management of operating costs in the title insurance business; (ii) diversifying its earnings stream through the expansion of real estate-related services other than title insurance through both internal growth and selective acquisitions; (iii) improving efficiency and customer service through the development and integration of innovative technology solutions; and (iv) increasing its share of the title insurance market through the provision of responsive, flexible and high quality service to lenders, developers, real estate agents, attorneys and other real estate professionals who influence the placement of title insurance.

                                 The Acquisition

         The Company has entered into a Stock Purchase Agreement by and among the Company, Lawyers Title, RIC and Reliance dated as of August 20, 1997, as amended and restated by an Amended and Restated Stock Purchase Agreement by and among such parties, dated as of December 11, 1997 (the "Stock Purchase Agreement"), under which the Company will acquire all of the issued and outstanding shares of capital stock of Commonwealth and Transnation from RIC (the "Acquisition"). With the acquisition of Commonwealth/Transnation, the Company will grow from the sixth largest to the largest title insurer in the U.S., based on pro forma 1996 title operating revenues (premiums and title search, escrow and other fees) of the Combined Company of over $1.3 billion. Management believes that the Acquisition will afford the Company (i) significant expense savings, (ii) a broader distribution network with added geographic reach and diversity, (iii) increased ability to make and derive benefits from investments in technology, (iv) greater product breadth and (v) a stronger position in the commercial title insurance business. See "The Combined Company." Management projects that in the near term the Acquisition will result in a significant increase in earnings per share as expense savings from the Acquisition are realized and that in the long term the Acquisition will significantly enhance the Company's competitive position. In particular, management believes that the Acquisition will enhance the Company's position as a low cost provider of title insurance and real estate-related services.

         Management anticipates that the Combined Company will be able to materially reduce annual operating expenses in the near term by consolidating infrastructure, reducing management and administrative expenses and negotiating better terms with third party vendors in areas such as employee benefits, telecommunications and office supplies. While title insurers generally have low claims loss experience compared to other insurance underwriters, operating expenses tend to be significantly higher due to the costs associated with maintaining local marketing offices and production centers, and the personnel required to process forms, search titles, collect information on specific properties and prepare title insurance commitments and policies. By combining the operations of Lawyers Title and Commonwealth/Transnation, duplicative headquarters will be eliminated, substantially all corporate departments will be consolidated and the number of regional production centers and field head count will be reduced. As a result, management of the Company believes that the combination of the two operations will yield recurring pre-tax cost savings of approximately $40.0 million. To implement the changes necessary to realize such earnings, the Combined Company will incur certain expenses, including expenses associated with severance and lease terminations. Accordingly, the Combined Company anticipates that in the quarter in which the Acquisition occurs, it will record a one-time after-tax charge to earnings ranging from approximately $16.3 million to $19.5 million (approximately $25.0 million to $30.0 million before tax).

         The Acquisition will significantly broaden the Company's distribution network and increase its geographic reach and diversity. In addition to providing geographic diversification of earnings, the Combined Company's increased presence throughout the United States and particularly in the largest real estate markets will enable it to better service the large national residential mortgage originators who prefer to work with title companies that can service their needs in all geographic locations. This is particularly important since these large national mortgage originators are becoming increasingly dominant; the market share of the top ten national residential mortgage originators increased from 15.3% in 1989 to 27.3% in 1996, according to the Mortgage Market Statistical Annual for 1997 of Inside Mortgage Finance.

         The Company believes that the continued application of new information technology will enable it to lower unit costs, as well as increase the speed of delivery of products and services to customers. The Combined Company will have greater resources to make investments in technology and will be able to spread such investments over its larger revenue base. The amount budgeted by the Combined Company for investments in technology in 1998 is equal to the sum of the separate pre-Acquisition technology budgets of Commonwealth/Transnation and the Company. Elimination of certain duplicative expenditures will enable the Combined Company to fund additional projects and thereby acquire greater technological capabilities. Technology enhancements will include the continued automation of title plants (compilations of public title records which facilitate the preparation of title reports), the implementation of enhanced title escrow productions systems, document imaging, and on-line order taking and delivery of information and multiple products to customers and lenders, thus streamlining paper-intensive processes.

         The Acquisition will improve the Company's market position and product breadth in real-estate related services. While real estate-related services -- such as relocation services, flood certification, appraisal management, tax disbursement processing services, credit reporting and document preparation to mortgage originators -- presently represent only a small part of the Company's revenues, management believes that these services are strategically important to the Combined Company's success and will provide an increasing percentage of the Company's revenues and income in the future. The Acquisition will broaden the Company's product offerings and enable it to better compete for business from national customers. Management believes that the Combined Company, with its broader product offerings and customer base, will have a stronger competitive position in marketing such ancillary products and services. The major mortgage originators are increasingly purchasing from a limited number of vendors who offer the full array of such products and services.

         Management believes that Lawyers Title and Commonwealth//Transnation are two of the leading providers of title insurance for commercial transactions. As a result, the Combined Company will rank among the strongest competitors in the commercial title insurance market. In addition, the Combined Company will be one of the most strongly capitalized title insurers in the industry with an aggregate statutory surplus of $353.0 million as of September 30, 1997. Management believes that this will enhance its commercial title business capabilities, enabling the Combined Company to underwrite larger title policies without having to purchase third party reinsurance. Also, management anticipates that the increased capital position will enhance the Company's claims-paying ability rating, an important factor in competing for commercial title insurance business.

               The Stock Purchase Agreement and Related Agreements

         Pursuant to the Stock Purchase Agreement, the Company will acquire all of the issued and outstanding shares of capital stock of Commonwealth and Transnation from RIC. The purchase price for Commonwealth and Transnation will consist of a combination of cash from bank financing, shares of Common Stock, shares of the Company's 7% Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and the net proceeds from the 1,750,000 Shares offered hereunder. In addition, the Company, Reliance and RIC have agreed to enter into a Voting and Standstill Agreement (the "Voting and Standstill Agreement") to be executed at the closing of the Acquisition that provides for, among other things, the designation by RIC of three directors to the Board of Directors of the Company and certain prohibitions and requirements on Reliance and RIC and their affiliates with respect to (i) acquiring additional shares of Common Stock or Series B Preferred Stock, (ii) voting their shares of Common Stock, (iii) selling or transferring shares of Common Stock, shares of Series B Preferred Stock and shares of Common Stock issuable upon conversion of the Series B Preferred Stock, and (iv) converting shares of Series B Preferred Stock into shares of Common Stock. See "The Acquisition."

         The purchase price to be paid by the Company in the Acquisition consists specifically of (i) 4,039,473 shares of Common Stock, (ii) 2,200,000 shares of Series B Preferred Stock, which shares are initially convertible into 4,824,561 shares of Common Stock, (iii) the greater of the net proceeds from the sale of 1,750,000 shares offered by the Company hereunder, or $31.6 million; and
(iv) $207.5 million in cash, subject to reduction in certain circumstances, to be financed by a senior credit facility in an aggregate principal amount of up to $237.5 million with a group of financial institutions (the "Credit Facility"). The Company anticipates that the Acquisition will close in February 1998, subject to the receipt of shareholder and regulatory approval. See "The Acquisition" and "Use of Proceeds."

         Upon the consummation of the Acquisition and approval of the change in the name of the Company by its shareholders, the Company will change its name to "LandAmerica Financial Group, Inc." The new name is intended to reflect the broader array of services and increased geographic coverage to be provided by the Combined Company.

                   Lawyers Title and Commonwealth/Transnation

         Currently, Lawyers Title markets through its nationwide branch office network, consisting of 14 National Division offices and approximately 260 branch and closing/escrow offices, and through approximately 3,800 independent agents and 36,000 approved attorneys. Lawyers Title has two wholly owned non-insurance subsidiaries devoted to computer automation of various aspects of the title insurance business, including on-line title plants, policy issuance, and closing documentation and support functions. In 1996, Lawyers Title further diversified its business by engaging in two separate joint ventures with third parties to provide employee relocation and flood certification services. Lawyers Title conducts business in 49 states (Iowa does not authorize title insurance) and in the District of Columbia, Puerto Rico, the U.S. Virgin Islands, the Bahamas and a number of Canadian provinces. Lawyers Title became an independent entity in 1991 when it was spun-off from its former parent, Universal Corporation. See "Business -- Lawyers Title."

         The Company's executive offices are located at 6630 West Broad Street, Richmond, Virginia 23230, and its telephone number is (804) 281-6700.

         Founded in 1876, Commonwealth/Transnation is the oldest title insurance underwriter for residential and commercial real estate in the United States. Commonwealth/Transnation operates as a single organization under a single management team, and comprises the third largest title insurance operation in the United States, based on 1996 total premiums and fees. Commonwealth/Transnation, through its respective subsidiaries and divisions, provides a complete range of title and closing services through an extensive network of more than 4,000 policy-issuing locations nationwide, including branch offices, independent agents and approved attorneys. Commonwealth/Transnation is organized into five regions with approximately 340 offices in 49 states, as well as the District of Columbia, Puerto Rico and the U.S. Virgin Islands. See "Business -- Commonwealth/Transnation."


                               The Stock Offering

Common Stock Offered by the Company.......   1,750,000 shares

Common Stock to be Outstanding
  After the Offering (1)..................   14,757,843 shares

Use of Proceeds...........................   The net  proceeds  of the  Offering
                                             will be  used  to fund  part of the
                                             cash  portion of the  consideration
                                             for  the  Acquisition.  If the  net
                                             proceeds  of the  Offering  are not
                                             adequate,  the  Company  expects to
                                             utilize additional borrowings under
                                             the  Credit   Facility.   See  "The
                                             Acquisition" and "Use of Proceeds."

Dividend Policy...........................   The  Company  initially  intends to
                                             continue to pay quarterly dividends
                                             of $0.05 per share of Common  Stock
                                             ($0.20  annually).  The declaration
                                             of   dividends   will   be  in  the
                                             discretion    of   the   Board   of
                                             Directors  and  subject  to certain
                                             regulatory  and other  constraints.
                                             See  "Price  Range of Common  Stock
                                             and Dividends."

Conditions to the Offering................   Consummation  of the Acquisition is
                                             a condition to the  consummation of
                                             the Offering.

NYSE Symbol...............................   "LTI" ("LFG" upon  consummation  of
                                             the Acquisition)
------------

(1) Based on 8,968,370 shares outstanding as of January 7, 1998, and includes 4,039,473 shares issuable in the Acquisition and excludes (i) 732,897 shares issuable upon the exercise of outstanding stock options, (ii) the conversion of the 2,200,000 shares of Series B Preferred Stock into shares of Common Stock, and (iii) 262,500 shares of Common Stock which may be sold by the Company upon exercise of the Underwriters' over-allotment option.

                             SUMMARY HISTORICAL AND
                        PRO FORMA COMBINED FINANCIAL DATA

         The following tables set forth (i) certain selected historical financial information for the Company and certain unaudited combined pro forma financial information giving effect to the Acquisition as if it had occurred on the dates and for the periods indicated herein, after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements appearing elsewhere in this Prospectus, and (ii) certain selected historical financial information for Commonwealth and Transnation on a combined basis. The pro forma financial information is not necessarily indicative of the results that actually would have occurred had the Acquisition been consummated on the dates indicated or that may be obtained in the future. See "Pro Forma Condensed Combined Financial Statements (Unaudited)."

         The historical operating results data, per share data and balance sheet data for the Company are derived from the consolidated audited financial statements of the Company for the five year period ended December 31, 1996. The historical operating results data, per share data and balance sheet data set forth below for the nine months ended September 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals only, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1997.

         The historical operating results data and balance sheet data for Commonwealth and Transnation on a combined basis are derived from the audited combined financial statements of Commonwealth and Transnation for the five year period ended December 31, 1996. The historical operating results data and balance sheet data set forth below for the nine months ended September 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals only, which Commonwealth and Transnation consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1997.

         All historical operating results data, per share data and balance sheet data set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information of the Company included or incorporated by reference into this Prospectus.

         The unaudited pro forma financial data presented do not reflect any future events that may occur after the Acquisition has been consummated. The Company believes that operating expense synergies of the combined operations of the Company and Commonwealth/Transnation will be realized after the Company has completed the Acquisition. However, for the purposes of the unaudited pro forma financial data presented herein, these synergies have not been reflected because their realization cannot be assured.

                            Lawyers Title Corporation
            Summary Historical and Pro Forma Combined Financial Data


                                                                           Years Ended December 31,
                                              ----------------------------------------------------------------------------------
                                                                                                                     Pro Forma
                                                  1992          1993          1994          1995         1996         1996(1)
                                                  ----          ----          ----          ----         ----         ----


                                                     (Dollars in thousands, except per share and other data)
Operating Results Data:
  Revenues:
    Title insurance premiums................     $  389,279    $  405,080    $  413,857   $  385,871    $  456,377    $1,125,184
    Title search, escrow and other fees.....         59,274        78,965        73,200       81,490       101,381       212,731
                                                     ------        ------        ------       ------       -------       -------
    Operating revenues......................        448,553       484,045       487,057      467,361       557,758     1,337,915
    Net investment income...................         12,444        11,850        12,478       12,501        13,053        43,508
    Net realized investment gains...........         10,164         7,986         1,665        2,970        23,371       _23,717
                                                     ------        ------        ------       ------       -------       -------
        Total revenues......................        471,161       503,881       501,200      482,832       594,182     1,405,140
  Expenses:
    Salaries and employee benefits..........        118,672       137,328       143,817      155,920       184,274       390,357
    Agents' commissions.....................        199,636       192,454       205,147      167,031       192,590       548,424
    Provision for policy and contract claims
      (2)...................................         59,594        54,139        46,775       24,297        29,211        90,327
    General, administrative and other.......         81,395        90,995        96,492      111,724       132,567       301,764
                                                     ------        ------        ------      -------       -------       -------
        Total expenses......................        459,297       474,916       492,231      458,972       538,642     1,330,872

  Income before income taxes................         11,864        28,965         8,969       23,860        55,540        74,268
  Provision for income taxes................             --            --         2,155        6,809        19,021        25,420
                                                     ------        ------        ------       ------       -------       -------
  Net income................................      $  11,864     $  28,965      $  6,814    $  17,051     $  36,519        48,848
                                                  =========     =========      ========    =========     =========
  Preferred stock dividends.................                                                                               7,700
                                                                                                                      ----------
  Net income available to common shareholders                                                                          $  41,148
                                                                                                                       =========


Per Share Data:
  Earnings per common and common equivalent
   share (3)................................        $  1.85       $  4.23       $  0.79      $  1.89       $  4.01       $  2.76
  Earnings per common share assuming full
   dilution (3).............................           1.84          4.21          0.79         1.87          4.01          2.48
  Operating earnings per common share
   assuming full dilution (4)...............           0.82          3.46          0.67         1.66          2.34          1.69
  Weighted average number of common and
   common equivalent shares outstanding
   (000s)...................................          6,424         6,853         8,606        9,039         9,102        14,891
  Weighted average number of shares assuming
   full dilution (000s).....................          6,437         6,876         8,607        9,099         9,118        19,732
  Dividends declared per common share.......             --       $  0.06       $  0.12      $  0.18       $  0.20       $  0.20

Other Data:
  Title policies issued.....................        812,770       923,065       866,621      670,447       790,829     2,025,484
  Title insurance operating revenues:
    Percentage direct operations............          43.0%         47.6%         44.1%        51.7%         53.5%         46.4%
    Percentage agency operations............          57.0%         52.4%         55.9%        48.3%         46.5%         53.6%
  Employees at period end...................          2,800         3,429         3,453        3,523         3,757         7,691

  Loss ratio (5)............................          13.3%         11.2%          9.6%         5.2%          5.2%          6.8%
  Expense ratio (6).........................          88.9%         86.7%         91.2%        92.5%         91.0%         91.1%
                                                      -----         -----         -----        -----         -----         -----
  Combined ratio (7)........................         102.2%         97.9%        100.8%        97.7%         96.2%         97.9%
                                                     ======         =====        ======        =====         =====         =====




                                                           Nine Months Ended
                                                             September 30,
                                                ----------------------------------------
                                                                             Pro Forma
                                                    1996          1997        1997(1)
                                                    ----          ----        ----


                                         (Dollars in thousands, except per share and other data)
Operating Results Data:
  Revenues:
    Title insurance premiums................       $  328,438   $  353,775    $  871,697
    Title search, escrow and other fees.....           74,503       85,769       180,744
                                                       ------       ------       -------
    Operating revenues......................          402,941      439,544     1,052,441
    Net investment income...................           10,057       12,299        35,535
    Net realized investment gains...........            5,381          120         1,307
                                                       ------       ------       -------
        Total revenues......................          418,379      451,963     1,089,283
  Expenses:
    Salaries and employee benefits..........          137,127      148,596       322,443
    Agents' commissions.....................          134,116      149,944       418,904
    Provision for policy and contract claims
      (2)...................................           21,075       23,910        53,380
    General, administrative and other.......           96,396      102,994       238,755
                                                       ------      -------       -------
        Total expenses......................          388,714      425,444     1,033,482

  Income before income taxes................           29,665       26,519        55,801
  Provision for income taxes................           10,046        9,220        19,201
                                                       ------       ------       -------
  Net income................................       $  19,619     $  17,299        36,600
                                                   ==========    =========
  Preferred stock dividends.................                                       5,775
                                                                               ---------
  Net income available to common shareholders                                  $  30,825
                                                                               =========


Per Share Data:
  Earnings per common and common equivalent
   share (3)................................          $  2.16      $  1.87       $  2.06
  Earnings per common share assuming full
   dilution (3).............................             2.14         1.85          1.83
  Operating earnings per common share
   assuming full dilution (4)...............             1.76         1.85          1.79
  Weighted average number of common and
   common equivalent shares outstanding
   (000s)...................................            9,097        9,231        14,973
  Weighted average number of shares assuming
   full dilution (000s).....................            9,158        9,332        19,946
  Dividends declared per common share.......          $  0.15      $  0.15       $  0.15

Other Data:
  Title policies issued.....................          572,141      594,837     1,524,527
  Title insurance operating revenues:
    Percentage direct operations............            54.9%        54.4%         48.3%
    Percentage agency operations............            45.1%        45.6%         51.7%
  Employees at period end...................            3,785        3,932         8,075

  Loss ratio (5)............................             5.2%         5.4%          5.1%
  Expense ratio (6).........................            90.9%        91.0%         91.5%
                                                        -----        -----         -----
  Combined ratio (7)........................            96.1%        96.4%         96.6%
                                                        =====        =====         =====



                                                                 At December 31,                               At September 30,
                                             ---------------------------------------------------------   ---------------------------
                                                                                                                        Pro Forma
                                              1992       1993          1994        1995      1996             1997         1997
                                              ----       ----          ----        ----      ----             ----         ----
Balance Sheet Data:
  Cash and investments...................... $  233,146 $  269,370    $  252,011 $  285,472 $  316,052    $  317,715    $  781,675
  Total assets..............................    363,673    438,140       453,259    475,843    520,968       540,944     1,460,384
  Total debt................................      1,218      1,165         8,872      4,146      4,200         8,216       215,716
  Reserve for policy and contract claims
    (2).....................................    179,022    187,619       198,906    193,791    196,285       199,865       465,458
  Shareholders' equity......................    143,978    201,161       203,323    238,385    262,168       281,330       640,854
  Book value per share......................      22.26      23.90         22.89      26.83      29.49         31.51         31.61

(1) The Company expects to achieve approximately $40.0 million of recurring annual pre-tax operating cost savings through reductions in staff, consolidation of data processing and elimination of certain duplicate or excess facilities. It is expected to take four quarters to fully realize these expense savings. No adjustment has been included in the unaudited pro forma condensed financial statements for the anticipated expense savings. There can be no assurance that anticipated expense savings will be achieved in the amounts or at the times anticipated.
(2) In the fourth quarter of 1996, the Company made a change from reporting policy and contract claims on a discounted basis to reporting such claims on an undiscounted basis. In addition, the Company changed its estimate of reserves for policy and contract claims to reflect the favorable loss experience that has emerged over the past few years. These changes had no material net effect on the provision for policy and contract claims. See "Lawyers Title Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Financial Statements."
(3) The increase in price of the Common Stock during the third quarter of 1997 resulted in there being outstanding potentially dilutive securities having a dilutive effect in excess of 3% on the Company's earnings per share for the nine months ended September 30, 1997. Prior to September 30, 1997, the effect of outstanding potentially dilutive securities was immaterial and accordingly the Company has not previously reported fully diluted and primary earnings per share. Earnings per share as previously reported (as shown in the financial statements included herein) were as follows:

                                              At December 31,                         At September 30,
                    -------------------------------------------------------------  --------------------
                           1992       1993        1994       1995       1996              1996
                           ----       ----        ----       ----       ----              ----
                          $ 1.88     $ 4.31      $ 0.80     $ 1.92     $ 4.11            $ 2.21

(4)      Excludes after tax net realized investment gains.
(5) Provision for policy and contract claims as a percentage of operating revenues.
(6) Total operating expenses excluding interest expense, amortization of goodwill and provision for policy and contract claims as a percentage of operating revenues.
(7)      The sum of the loss ratio and the expense ratio.

                 Commonwealth Land Title Insurance Company and
                      Transnation Title Insurance Company
                   Summary Historical Combined Financial Data


                                                                      Years Ended December 31,
                                               -------------------------------------------------------------------------
                                                    1992         1993            1994           1995           1996
                                                    ----         ----            ----           ----           ----

                                                                     (Dollars in thousands, except other data)
Operating Results Data:
  Revenues:
    Title insurance premiums...................     $ 704,110    $ 747,202       $ 792,919     $ 582,329       $ 668,807
    Title search, escrow and other fees........        66,409      146,148          63,843        89,607         111,350
                                                      -------      -------         -------       -------         -------
    Operating revenues.........................       770,519      893,350         856,762       671,936         780,157
    Net investment income......................        15,126       24,224          26,455        27,933          30,455
    Net realized investment gains..............         1,576        4,786             516         1,729             346
                                                      -------      -------         -------       -------         -------
        Total revenues.........................       787,221      922,360         883,733       701,598         810,958

  Expenses:
    Salaries and employee benefits.............       185,443      219,904         211,150       188,097         206,083
    Agents' commissions........................       374,419      426,885         432,041       310,729         355,834
    Provision for policy and contract claims...        68,210       81,803          75,867        58,486          61,116
    General, administrative and other..........       127,114      133,002         132,871       130,076         149,345
                                                      -------      -------         -------       -------         -------
        Total expenses.........................       755,186      861,594         851,929       687,388         772,378

  Income before income taxes...................        32,035       60,766          31,804        14,210          38,580
  Provision for income taxes...................        10,248       20,480          10,809         4,755          13,347
  Income from continuing operations............        21,787       40,286          20,995         9,455          25,233
  Income from discontinued mortgage insurance
   operations, net of taxes....................        10,649           --              --            --              --
  Gain on disposal of discontinued mortgage
   insurance operations, net of taxes..........         7,549           --              --            --              --
  Cumulative effect of change in accounting for
   income taxes................................            --        1,316              --            --              --
                                                      -------      -------         -------       -------         -------
  Net income...................................      $ 39,985     $ 41,602        $ 20,995       $ 9,455        $ 25,233
                                                     ========     ========        ========       =======        ========

Common stock dividends.........................      $ 22,700     $ 19,500        $ 19,000       $ 4,000        $ 18,216

Per Share Data (1)

Other Data:
  Title policies issued........................     1,496,960    1,651,806       1,736,134     1,094,467       1,234,655
  Title insurance operating revenues:
    Percentage direct operations...............         40.0%        40.9%           35.0%         40.2%           41.4%
    Percentage agency operations...............         60.0%        59.1%           65.0%         59.8%           58.6%
  Employees at end of period...................         3,977        4,623           4,035         3,755           3,934

  Loss ratio (2)...............................          9.0%         9.3%            8.9%          8.7%            7.8%
  Expense ratio (3)............................         89.1%        87.3%           90.5%         93.5%           91.1%
                                                        -----        -----           -----         -----           -----
  Combined ratio (4)...........................         98.1%        96.6%           99.4%        102.2%           98.9%
                                                        =====        =====           =====        ======           =====


                                                         Nine Months Ended
                                                            September 30,
                                                    ------------------------------
                                                         1996            1997
                                                         ----            ----

                                              (Dollars in thousands, except other data)
Operating Results Data:
  Revenues:
    Title insurance premiums...................           $488,980        $517,922
    Title search, escrow and other fees........             87,000          94,975
                                                           -------         -------
    Operating revenues.........................            575,980         612,897
    Net investment income......................             22,663          23,236
    Net realized investment gains..............                376           1,187
                                                           -------         -------
        Total revenues.........................            599,019         637,320

  Expenses:
    Salaries and employee benefits.............            153,695         173,847
    Agents' commissions........................            263,138         268,960
    Provision for policy and contract claims...             47,461          29,470
    General, administrative and other..........            109,880         120,872
                                                           -------         -------
        Total expenses.........................            574,174         593,149

  Income before income taxes...................             24,845          44,171
  Provision for income taxes...................              8,520          15,192
  Income from continuing operations............             16,325          28,979
  Income from discontinued mortgage insurance
   operations, net of taxes....................                 --              --
  Gain on disposal of discontinued mortgage
   insurance operations, net of taxes..........                 --              --
  Cumulative effect of change in accounting for
   income taxes................................                 --              --
                                                           -------         -------
  Net income...................................          $  16,325        $ 28,979
                                                         =========        ========

Common stock dividends.........................                 --        $ 21,000

Per Share Data (1)

Other Data:
  Title policies issued........................            925,052         929,690
  Title insurance operating revenues:
    Percentage direct operations...............              41.3%           43.9%
    Percentage agency operations...............              58.7%           56.1%
  Employees at end of period...................              3,922           4,143

  Loss ratio (2)...............................               8.2%            4.8%
  Expense ratio (3)............................              91.4%           91.8%
                                                             -----           -----
  Combined ratio (4)...........................              99.6%           96.6%
                                                             =====           =====


                                               ----------------------------------------------------------    -----------------------
                                                                       At December 31,                          At September 30,
                                                    1992       1993       1994        1995      1996           1996         1997
                                                    ----       ----       ----        ----      ----           ----         ----
Balance Sheet Data:
  Cash and investments.........................    $371,808   $423,801   $416,533   $440,071   $475,430       $458,425     $463,960
  Total assets.................................     483,198    546,968    552,390    573,820    620,754        610,119      626,532
  Total debt...................................          --         --         --         --         --             --           --
  Reserve for policy and contract claims.......     173,327    200,874    228,063    240,777    264,838        262,341      265,593
  Shareholders' equity.........................     236,262    260,863    253,466    270,737    273,657        265,833      284,116

--------------
(1) Per share data for Commonwealth and Transnation are not meaningful because all of the outstanding shares of those companies are held by one shareholder, RIC. Therefore, per share data of Commonwealth and Transnation have not been provided.
(2) Provision for policy and contract claims as a percentage of operating revenues.
(3) Total operating expenses excluding interest expense, amortization of goodwill and provision for policy and contract claims as a percentage of operating revenues.
(4)      The sum of the loss ratio and the expense ratio.

                                  RISK FACTORS

         Prospective investors should carefully consider the following factors, in addition to the other information presented elsewhere in this Prospectus, before purchasing the Shares offered hereby.

Competition

         The title insurance business is very competitive, primarily in the areas of price, service and expertise. For larger commercial customers and mortgage originators, the size and financial strength of the title insurer are also important factors. Although the Company expects the Combined Company to be one of the largest title insurance organizations in the country, based on premium and fee revenues, at least five other title insurance underwriters have the size, capital base and agency networks to compete effectively with the Company. Also, the removal of regulatory barriers in the future might result in new competitors, including financial institutions, entering the title insurance business. Intense competition among the major title insurance companies and any such new entrants could lower premium and fee revenues for the Combined Company. See "Business -- Competition."

Realization of Expense Savings

         While the Combined Company expects to realize recurring annual pre-tax expense savings of approximately $40.0 million over the four quarters following the consummation of the Acquisition from the elimination of duplicative personnel, facilities and services, no assurance can be given that any particular level of savings will, in fact, be realized or that such savings will be realized over any particular time period. See "The Combined Company."

Susceptibility to Change in Economic Conditions

         The amount of title insurance business available is dependent upon, among other things, the volume of commercial and residential real estate transactions. The volume of such transactions has historically been influenced by such factors as interest rates and the health of the overall economy. When interest rates are increasing, real estate activity typically declines and the title insurance industry tends to experience lower revenues. Accordingly, no assurance can be given that historical levels of premiums and fees received by the Company and Commonwealth/Transnation will be available to the Combined Company in the future. See "Lawyers Title Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Seasonality, Backlog and Cyclicality."

Increased Leverage

         The Company historically has utilized little or no funded debt. To finance the Acquisition, the Company has entered into the Credit Facility and anticipates thereby financing $207.5 million of the cash portion of the purchase price. This debt, and the issuance of Series B Preferred Stock in the Acquisition, will create increased demands upon the available cash of the Company to pay debt service on the Credit Facility and dividends on the Series B Preferred Stock. No assurance can be given that such increased debt service and preferred stock dividend requirements will not have an adverse impact on the Company's liquidity and capital position. See "Lawyers Title Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "The Acquisition -- Bank Financing."

Concentration of Share Ownership

         Upon consummation of the Acquisition and the issuance by the Company of 1,750,000 shares of Common Stock in this Offering, RIC will hold 4,039,473 shares of Common Stock representing approximately 27.4% of the issued and outstanding shares of Common Stock. As a result, RIC will be a substantial shareholder and, subject to the limitations of the Voting and Standstill Agreement, will have significant influence on the outcome of certain matters requiring a shareholder vote. See "The Acquisition -- Certain Related Agreements." To the extent that the Company's Articles of Incorporation (the "Company's Charter") requires the affirmative vote of the holders of at least 80% of the Common Stock to approve certain business combination transactions, RIC and its affiliates will be able to prevent approval of such transactions so long as it holds at least 20% of the issued and outstanding shares of Common Stock. See "Description of Capital Stock -- Certain Provisions of the Company's Charter and Bylaws."

         In addition, upon consummation of the Acquisition, RIC will acquire shares of Series B Preferred Stock that are initially convertible into 4,824,561 shares of Common Stock. Under the terms of the Voting and Standstill Agreement, unless certain specified events occur, RIC and its affiliates are prohibited from converting the Series B Preferred Stock into Common Stock until RIC and its affiliates dispose completely of the 4,039,473 shares of Common Stock acquired by RIC on the date upon which the Acquisition is consummated (the "Closing Date"). See "The Acquisition -- Certain Related Agreements" and "Description of Capital Stock -- Series B Preferred Stock." However, if any of certain specified events were to occur, then RIC and its affiliates would be able to convert some or all of the Series B Preferred Stock into Common Stock. If all of the shares of Series B Preferred Stock were converted into 4,824,561 shares of Common Stock following the Acquisition and RIC and its affiliates had not disposed of any of the shares of Common Stock acquired on the Closing Date, RIC and its affiliates would hold in the aggregate 8,864,034 shares of Common Stock, or approximately 45.3% of the issued and outstanding shares of Common Stock following consummation of all of the transactions contemplated by the Stock Purchase Agreement. As a result, RIC and its affiliates would be able to exercise, subject to the limitations of the Voting and Standstill Agreement, significant influence on the outcome of matters requiring a shareholder vote. See "Description of Capital Stock -- Series B Preferred Stock" and "-- Acquisition Covenants Regarding Non-Performance Remedies."

Potential Change of Control

         The Voting and Standstill Agreement provides that RIC and its affiliates will vote the shares of Common Stock held by them (i) in accordance with the recommendation of the Company's Board of Directors with respect to nominees to the Board of Directors (other than the three (3) directors designated by RIC), (ii) with respect to any contest for the election of directors in connection with any tender offer, in the same proportion as the total votes cast by or on behalf of all shareholders of the Company, (iii) with respect to any matters related to share issuance, mergers, acquisitions and divestitures, in accordance with the independent judgment of RIC and its affiliates, and (iv) with respect to all other matters not otherwise provided, in accordance with the recommendation of the Company's Board of Directors. See "The Acquisition -- Certain Related Agreements." These voting requirements terminate if certain events occur. See "Description of Capital Stock - Acquisition Covenants Regarding Non-Performance Remedies."

         The provisions of the Series B Preferred Stock provide that, in the event of certain defaults related primarily to the Company's financial performance and to dividend payments on the shares of Series B Preferred Stock, the size of the Company's Board of Directors will be increased by three directors and RIC will be entitled to designate three additional directors to fill the increased seats. In addition, if the Company defaults on any of its material debt obligations in excess of $15,000,000 or the Company fails to pay the stated dividend on the Series B Preferred Stock on three occasions, whether or not consecutive, the Company must increase the size of the Board of Directors to allow additional directors to be designated by RIC such that the total number of RIC designated directors will constitute a majority of the Board of Directors. See "Description of Capital Stock -- Acquisition Covenants Regarding Non-Performance Remedies."

Dilution

         As discussed under "Dilution," after giving effect to sale of the Common Stock offered hereby, purchasers in the Offering will suffer immediate and substantial dilution in the net tangible book value of their shares. See "Dilution."

Holding Company Structure; Reliance on Dividends from Insurance Subsidiaries

         As a holding company whose principal assets are the securities of its insurance subsidiaries, the Combined Company's ability to meet debt service obligations and pay operating expenses and dividends, if authorized by its Board of Directors, depends primarily on the receipt of sufficient dividends from such insurance subsidiaries. The insurance statutes and related regulations of Virginia, Pennsylvania and Arizona, among other states, require the maintenance of minimum amounts of statutory capital and place certain restrictions upon the amount of dividends that the insurance subsidiaries may pay. See "Price Range of Common Stock and Dividends."

         The Company's ability to pay dividends on the Common Stock will also be subject to the dividend priority of the Series B Preferred Stock and certain financial covenants relating to the Credit Facility. See "The Acquisition -- Bank Financing" and "Description of Capital Stock -- Series B Preferred Stock."

Regulation

         The Company's subsidiaries are subject to regulation by the state insurance authorities of the various states in which they transact business. The nature and extent of such regulation vary from jurisdiction to jurisdiction, but typically involve regulation of dividend payments and other transactions between affiliates, prior approval of the acquisition and control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, approval of premium rates for insurance, standards of solvency and minimum amounts of capital surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, licensing of insurers and agents, deposits of securities for the benefit of policyholders, approval of policy forms, methods of accounting, establishing reserves for losses and loss adjustment expenses, regulation of underwriting and marketing practices, regulation of reinsurance and filing of annual and other reports with respect to financial condition or other matters. These regulations may impede, or impose burdensome conditions on, rate increases or other actions that the Company might want to take to enhance its operating results. Such regulation is generally intended for the protection of policyholders rather than security holders. In addition, state regulatory examiners perform periodic examinations of insurance companies.
See "Business -- Regulation."

         The insurance regulatory framework has recently been subject to increased scrutiny by the National Association of Insurance Commissioners (the "NAIC"), state legislators and insurance regulators in the United States Congress. No assurance can be given that future legislative or regulatory changes resulting from such activity will not adversely affect the Company or its subsidiaries.

Provisions Having Possible Anti-Takeover Effects

         The Company's Charter and Bylaws and the Amended and Restated Rights Agreement, as well as Virginia corporation law and the insurance laws of various states, all contain certain provisions that could have the effect of discouraging a prospective acquiror from making a tender offer, or which may otherwise delay, defer or prevent a change in control of the Company. See "Description of Capital Stock -- Preferred Share Purchase Rights," "-- Certain Provisions of the Company's Charter and Bylaws," "-- Affiliated Transactions," "-- Control Share Acquisitions," and "Business -- Regulation."

Uncertainties Relating to Integration of Operations

         The Company has entered into the Stock Purchase Agreement with the expectation that the Acquisition will result in operating and strategic benefits. The anticipated benefits of the Acquisition may not be achieved unless the operations of the Company are successfully combined with those of Commonwealth/Transnation in a coordinated, timely and efficient manner, and there can be no assurance this will occur. The transition to a combined company will require substantial attention from management. Any diversion of the attention of management and any difficulties encountered in the transition process could have an adverse impact on the revenues and operating results of the Combined Company. The combination of the two operations will also require integration of the two organizations' product offerings and systems and the coordination of their sales and marketing efforts. Difficulties in assimilation may be increased by the necessity of integrating personnel with different business backgrounds and combining two different corporate cultures. In addition, the process of combining the Company and Commonwealth/Transnation could cause the interruption of, or a loss of momentum in, the activities of either or both of the organizations' businesses, which could have an adverse effect on their combined operations. There can be no assurance that either organization will retain its key management, technical, sales and marketing personnel or that the Combined Company will realize any of the other anticipated benefits of the Acquisition. Failure to achieve the anticipated benefits of the Acquisition or to successfully integrate the operations of Commonwealth/Transnation with those of the Company could have a material adverse affect upon the business, operating results and financial condition of the Combined Company.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of 1,750,000 Shares of Common Stock offered hereby, based on an assumed offering price of $31.94 per Share, will be approximately $53.1 million after deducting estimated offering expenses (approximately $61.1 million after deducting such expenses if the Underwriters exercise their over-allotment option in full). Such net proceeds to the Company from the sale of the 1,750,000 Shares will be used to fund part of the cash portion of the consideration payable by the Company in the Acquisition. Pursuant to the Stock Purchase Agreement, the Company is required to pay RIC, at the closing of the Acquisition, the greater of the net proceeds of the 1,750,000 Shares offered by the Company hereunder, or $31.6 million. To the extent that the net proceeds of the Offering are less than $31.6 million, the Company expects to obtain the funds necessary to complete the Acquisition from borrowings under the Credit Facility. See "The Acquisition -- Bank Financing." However, the Company anticipates that such borrowings will not be necessary unless the public offering price of the Shares is less than $19.00 per share.

         The Stock Purchase Agreement requires that any additional net proceeds to the Company from the exercise by the Underwriters of their over-allotment option will be used to pay transaction costs relating to the Acquisition and reduce indebtedness under the Credit Facility that would otherwise be incurred to fund the Acquisition.

         The consummation of the Acquisition is a condition to the consummation of the Offering. Pursuant to the Stock Purchase Agreement, the consummation of the Acquisition is conditioned upon the Company completing a private sale or public offering (such as the Offering) of 1,750,000 shares of Common Stock. See "The Acquisition - Description of the Acquisition."

         Pending application of the net proceeds for the purposes described above, all of the net proceeds will be managed in a manner consistent with the Company's current investment philosophy.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         Since October 1995, the Common Stock has been listed on the NYSE under the symbol "LTI." Before October 1995, the Common Stock was listed with The Nasdaq National Market under the symbol "LTCO." The Company has reserved the symbol "LFG" on the NYSE for use upon consummation of the Acquisition and shareholder approval of the proposed change in the name of the Company to "LandAmerica Financial Group, Inc."

         The following table sets forth the reported high and low sales prices per share of the Common Stock on the NYSE Composite Tape, based on published financial sources, and the dividends per share declared on the Common Stock for the calendar quarter indicated.

                                                                     Market Price                     Dividends

                                                               High                 Low
Year Ended December 31, 1995
   First quarter                                              $13.25               $10.50               $0.03
   Second quarter                                              15.88                12.38                0.05
   Third quarter                                               16.63                13.50                0.05
   Fourth quarter                                              19.25                14.63                0.05
Year Ended December 31, 1996
   First quarter                                              $19.13               $16.63               $0.05
   Second quarter                                              19.88                16.00                0.05
   Third quarter                                               22.38                17.38                0.05
   Fourth quarter                                              21.75                17.63                0.05
Year Ended December 31, 1997
   First quarter                                              $23.75               $19.00               $0.05
   Second quarter                                              21.13                16.75                0.05
   Third quarter                                               33.69                18.00                0.05
   Fourth quarter                                              33.38                28.25                0.05
Year Ended December 31, 1998
   First quarter (through January 2, 1998)                    $31.75               $31.00                --

         On August 20, 1997, the last day on which the Common Stock traded prior to the announcement of the Acquisition, the closing price of the Common Stock as reported on the NYSE Composite Tape was $24.63 per share. On December 11, 1997, the day on which the original Stock Purchase Agreement was amended and restated, the closing price of the Common Stock as reported on the NYSE Composite Tape was $32.19 per share. On January 2, 1998, the closing price of the Common Stock as reported on the NYSE Composite Tape was $31.69 per share.

         The Company's current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends to holders of Common Stock will be in the discretion of the Board of Directors, will be subject to contractual restrictions contained in a Company loan agreement and will be dependent upon the future earnings, financial condition and capital requirements of the Company and other factors.

         Because the Company is a holding company, its ability to pay dividends will depend largely on the earnings of, and cash flow available from, its subsidiaries. In a number of states, certain of the Company's subsidiaries are subject to regulations that require minimum amounts of statutory surplus and that require that the payment of any extraordinary dividends receive prior approval of the insurance regulators of these states. Specifically, the insurance regulations of Virginia restrict the amount of dividends that Lawyers Title can distribute to the Company in any 12-month period without prior approval. Under Virginia law, payment of dividends or distributions by a domestic insurer in any 12-month period without the prior approval of the Virginia Department of Insurance is limited to the lesser of (i) 10% of such insurer's surplus as of the preceding December 31 or (ii) the net income, not including realized capital gains, of such insurer for the preceding calendar year. Accordingly, under this and other such statutory requirements, the net assets of the Company's consolidated subsidiaries aggregating approximately $269.0 million were not available for dividends, loans or advances to the Company at September 30, 1997.

         Based on statutory financial results for the year ended December 31, 1996, Lawyers Title was able to distribute to the Company in calendar year 1997 aggregate dividends not to exceed $14.1 million without the prior approval of the Virginia insurance commissioner. Based on the amounts that had been distributed in the preceding twelve-month period, as of September 30, 1997, approximately $12.3 million was available for the payment of dividends by Lawyers Title pursuant to the insurance regulations of Virginia.

         In a number of states, Commonwealth and Transnation are subject to regulations that require minimum amounts of statutory surplus and that require that the payment of any extraordinary dividends receive prior approval of the Insurance Commissioners of these states. Specifically, the insurance regulations of Arizona and Pennsylvania restrict the amount of dividends that Transnation and Commonwealth, respectively, can distribute to RIC in any 12-month period without prior approval. Under Arizona law, payment of dividends or distributions by a domestic insurer in any 12-month period without prior approval of the Arizona Department of Insurance is limited to the lesser of (i) 10% of such insurer's statutory surplus as of the preceding December 31 or (ii) such insurer's net investment income for the preceding calendar year. Under Pennsylvania law, payment of dividends or distributions by a domestic insurer in any 12-month period without the prior approval of the Pennsylvania Department of Insurance may not exceed the greater of (i) 10% of such insurer's surplus as of the preceding year end or (ii) the net income of such insurer for such preceding year. Under these and other such statutory requirements, the net assets of the combined companies aggregating approximately $284.1 million were not available for dividends, loans or advances to RIC at September 30, 1997.

         Based on statutory financial results for the year ended December 31, 1996, Commonwealth and Transnation were able to distribute to RIC in calendar year 1997 aggregate dividends not to exceed $37.3 million without the prior approval of state insurance commissioners. Based on the amounts that had been distributed in the preceding twelve-month period, as of September 30, 1997, no additional amounts were currently available for the payment of dividends by Commonwealth or Transnation without prior regulatory approval.

         In addition to regulatory restrictions, the Company's ability to declare dividends is subject to restrictions under a Revolving Credit Agreement, dated as of November 7, 1997 (the "Credit Agreement"), between the Company and Bank of America National Trust and Savings Association ("Bank of America"), which generally limits the aggregate amount of all cash dividends and stock repurchases by the Company to 25% of its cumulative consolidated net income arising after December 31, 1996. As of September 30, 1997, approximately $4.3 million was available for the payment of dividends by the Company under the Credit Agreement. Management does not believe that the restrictions contained in the Credit Agreement will, in the foreseeable future, adversely affect the Company's ability to pay cash dividends at the current dividend rate. See "The Acquisition -- Bank Financing."

                                 CAPITALIZATION

         The following table sets forth the historical capitalization of the Company, as of September 30, 1997, and the pro forma capitalization as adjusted to give effect to (i) the Offering by the Company of the 1,750,000 Shares offered hereby and the use of the net proceeds from the Offering as described under "Use of Proceeds," (ii) the Acquisition and (iii) anticipated borrowings under the Credit Facility. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the historical consolidated financial statements and notes thereto, the pro forma financial information and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," for the Company and Commonwealth/Transnation, respectively, included elsewhere in this Prospectus. See "Index to Financial Statements," "Lawyers Title Corporation and Subsidiaries Pro Forma Condensed Combined Financial Statements," "Lawyers Title Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Commonwealth Land Title Insurance Company and Transnation Title Insurance Company Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                              September 30, 1997
                                                                    ---------------------------------------
                                                                        Historical            Pro Forma
                                                                    ------------------    -----------------
                                                                          (Dollars in thousands)
Long term debt:
    Credit Facility........................................               $8,216              $215,716
                                                                           -----               -------

        Total long term debt...............................               $8,216              $215,716
                                                                           -----               -------

Shareholders' equity:
    Preferred Stock, no par value, 5,000,000 shares
        authorized; no shares of Series A Preferred
        Stock issued or outstanding and 2,200,000
        shares of Series B Preferred Stock issued
        and outstanding pro forma..........................                    -               175,700

    Common Stock, no par value, 45,000,000 shares
        authorized; 8,928,041 shares issued and
        outstanding and 14,717,514 shares issued
        and outstanding pro forma (1)......................              167,621               351,445

    Unrealized investment gains  (less related
         deferred income tax of $2,863)....................                5,317                 5,317

    Retained earnings......................................              108,392               108,392
                                                                         -------               -------

         Total shareholders' equity........................              281,330               640,854
                                                                         -------               -------
             Total capitalization..........................             $289,546              $856,570
                                                                         =======               =======

-----------------------
(1) Does not include (i) 476,551 shares of Common Stock issuable upon the exercise of stock options, (ii) the conversion of the 2,200,000 shares of Series B Preferred Stock into shares of Common Stock, and (iii) 262,500 shares of Common Stock which may be sold by the Company upon exercise of the Underwriters' over-allotment option. See "Underwriting."

                                    DILUTION

         At September 30, 1997, the Company had a consolidated net tangible book value of approximately $222.5 million, or $24.92 per share of Common Stock. After giving effect to the sale of the 1,750,000 Shares offered by the Company hereby at an assumed public offering price of $31.94 per share and the receipt by the Company of approximately $53.1 million in net proceeds from the Offering after deducting underwriting discounts and offering expenses estimated at $2.8 million, and after giving effect to the Acquisition and payment of estimated expenses of $5.0 million in connection therewith, the pro forma net tangible book value at September 30, 1997 would have been $114.8 million, or $7.80 per share of Common Stock, assuming no conversion of the Series B Preferred Stock issued to RIC in connection with the Acquisition. This represents an immediate decrease in net tangible book value of $17.12 per share to existing shareholders and an immediate dilution of $24.14 per share to new investors. The following table illustrates in Column (A) the pro forma per share dilution assuming no conversion of the Series B Preferred Stock and in Column (B) the pro forma per share dilution assuming conversion of the Series B Preferred Stock as of September 30, 1997.

                                                                                                  (B)
                                                              (A)                            Pro Forma Net
                                                         Pro Forma Net                       Tangible Book
                                                      Tangible Book Value                   Value Assuming
                                                          Assuming No                        Conversion of
                                                     Conversion of Series                      Series B
                                                       B Preferred Stock                    Preferred Stock
                                                 ------------------------------       ----------------------------
Public offering price per share...............                      $31.94                             $31.94

     Historical net tangible book value per
     share prior to the Offering and the
     Acquisition (1)............................        $24.92                              $24.92

     Increase per share in pro forma net
     tangible book value attributable to the
     Offering (2)...............................        $ 0.89                              $ 0.89

     Decrease per share in pro forma net
     tangible book value attributable to the
     Acquisition (3)...........................         $18.01                              $10.94

Pro forma net tangible book value per
     share after the Offering and the
     Acquisition (4)...........................                      $7.80                             $14.87

Dilution per share to the new
     investors (5)...............................                   $24.14                             $17.07

Pro forma full book value per share after the
     Offering and the Acquisition................                   $31.61                             $32.79

-----------------------
(1) Historical net tangible book value per share prior to the Offering and the Acquisition represents the total amount of tangible assets of the Company reduced by the amount of its total liabilities, divided by the number of shares of Common Stock outstanding.
(2) Based on the assumed offering price of $31.94 per share of Common Stock and after deducting underwriting discounts and commissions and estimated Offering expenses.

(3) Column B assumes the immediate conversion of the 2,200,000 shares of Series B Preferred Stock issued to RIC in connection with the Acquisition into 4,824,561 shares of Common Stock. Unless certain events occur, the Series B Preferred Stock is not convertible into shares of Common Stock until such time as RIC and its affiliates have sold, conveyed or transferred all of the 4,039,473 shares of Common Stock received by RIC in connection with the Acquisition. See "Description of Capital Stock -- Series B Preferred Stock."
(4) Based on total pro forma net tangible book value of $114.8 million, assuming no conversion of preferred stock, and $290.5 million, assuming conversion of preferred stock, divided by the total number of shares of Common Stock to be outstanding upon consummation of the Offering and the Acquisition.
(5) Dilution is determined by subtracting net tangible book value per share of Common Stock after the Offering and Acquisition from the public offering price of $31.94 per share of Common Stock.

                              THE COMBINED COMPANY


Background

         In 1995, the Company adopted a long term strategy focused on becoming the premier, low cost national provider of a broad array of information, title insurance and closing services related to transactions involving the transfer and financing of real estate. Such services would include traditional title insurance, as well as title information, closing, relocation, and other real estate-related services. The Company's Board of Directors and management determined that the acquisition of another large title insurance underwriter was an attractive means of implementing this strategy. Such an acquisition would create a platform for deriving greater benefits from investments in technology, diversify the Company's product offerings and customer base, broaden the Company's distribution capabilities and improve the Company's market position in the commercial title insurance business. During the period from 1995 through May 1997, the Company considered the potential benefits of several acquisition candidates. In August 1997, the Company entered into the Stock Purchase Agreement for the acquisition of Commonwealth/Transnation.

Benefits of the Acquisition

         Following the announcement of the Acquisition, the Company formed several task forces to study and prepare for the integration of the two organizations. Specific areas addressed by these task forces include human resources and benefits, claims, technology, underwriting, finance, real estate and facilities, field structure and combined production centers. These groups have met regularly since August 1997 and have developed detailed plans for realizing the anticipated expense savings and integrating the Combined Company's business operations. Accordingly, management believes that, following the Acquisition, the operations of the two organizations will be combined swiftly and without undue disruption to the business of the Combined Company, although there can be no assurance in this regard. Management believes that the Acquisition will yield significant benefits as outlined below.

         Expense Savings. Management has identified certain expense savings which it believes will be achieved by the Combined Company in the near term by consolidating infrastructure and reducing management and administrative expenses. While title insurers generally have low claims loss experience compared to other insurance underwriters, operating expenses tend to be significantly higher due to the costs associated with maintaining local marketing offices and production centers, and the personnel required to process forms, search titles, collect information on specific properties, prepare title insurance commitments and policies and perform closings. By combining the operations of the Company and Commonwealth/Transnation, duplicate headquarters will be eliminated, substantially all corporate departments will be consolidated and the Combined Company will be able to negotiate better terms with third party vendors. The number of regional offices and field head count will be reduced with the elimination of redundant title plants and back office production centers. Management has identified approximately 20 metropolitan markets where the back office and title production facilities will be combined. These multi-county production facilities will service each of the Combined Company's title insurance subsidiaries. As a result, management of the Company believes that the combination of the two operations will yield recurring annual pre-tax expense savings of approximately $40.0 million. It is expected to take four quarters to fully realize these expense savings. To implement the changes necessary to realize such savings, the Combined Company will incur certain expenses, primarily relating to the payment of employee severance benefits and the termination of leases on certain offices to be closed. Accordingly, the Combined Company anticipates that, in the quarter in which the Acquisition occurs, it will record a one-time after-tax charge to earnings of approximately $16.3 million to $19.5 million (approximately $25.0 million to $30.0 million before taxes).

         Broader Distribution Network. The Acquisition will significantly broaden the Company's distribution network, resulting in one of the most extensive branch and agency networks in the industry. The distribution advantages of the Acquisition are threefold. First, the Company will gain a presence in markets where only a minimal representation existed previously. For example, Commonwealth/Transnation has offices in the state of Washington and in northern California where the Company is not well represented, has a more extensive network than the Company in certain other western markets, such as Arizona and Colorado, and has a strong presence in western Michigan, which complements the Company's presence in the eastern region of that state. The Combined

Company's increased presence throughout the United States, particularly in the largest real estate markets, will enable it to better serve the large national residential mortgage originators. This is particularly important since these lenders are becoming increasingly dominant; the market share of the top ten national residential mortgage originators increased from 15.3% in 1989 to 27.3% in 1996, according to the Mortgage Market Statistical Annual for 1997 of Inside Mortgage Finance.

         The second major distribution advantage of the Acquisition is the addition of branch offices in markets where the Company is currently represented solely by agents. Such markets include northern California and upstate New York. Generally there is a higher profit margin for the Company on orders referred to a branch office.

         Third,  each of  Lawyers  Title,  Commonwealth,  Transnation  and their respective subsidiaries have developed brand name recognition in particular markets and long standing referral networks. Management believes this brand identity can be sustained following the Acquisition by using a "multiple storefront strategy." Each of the subsidiaries of the Combined Company will continue to sell under its own name. The separate brand identity and customer contact personnel of each title insurance operation can be maintained, while enabling the Company to realize expense savings and improve service by consolidating back office operations. Management believes this multiple storefront strategy takes advantage of established brand awareness, will leave important customer/referral source relationships essentially undisturbed, and will give the Combined Company the ability to target different market segments with different brand names.

         Geographic Diversity. The Combined Company will be geographically better diversified than either Lawyers Title or Commonwealth/Transnation individually, thereby reducing its exposure to particular regional real estate markets. Based on fiscal year 1996 combined financial results, no one state constituted more than 9.1% of total premiums with the exception of Texas, which generated 15.5% of total premiums. The top five revenue producing states accounted for 47.5% of the Combined Company's revenues in 1996. The Company anticipates that this diversification will reduce the Company's exposure to a regional economic downturn. The chart below shows the Combined Company's breakdown of premiums by state for the fiscal year ended December 31, 1996.

                                Combined Company
                     Combined 1996 Title Insurance Premiums
                             (Dollars in Thousands)

                                          Amount                 %
                                        ---------              -----
               Texas                 $    173,936              15.5
               Florida                    102,536               9.1
               California                 100,950               9.0
               New York                    81,414               7.2
               Pennsylvania                75,459               6.7
               Michigan                    61,472               5.5
               New Jersey                  42,676               3.8
               Washington                  36,264               3.2
               Ohio                        34,215               3.0
               Virginia                    32,021               2.8
               All others                 384,241              34.2
                                          -------              ----

               Total                  $ 1,125,184             100.0%
                                        =========             ======


         Platform for Investment in Technology. A major element of the Company's strategic plan is the continued application of new information technology to its operations. Management believes that appropriate investments in information technology will enable it to reduce unit costs and increase the speed of delivery of products and services to customers. The Combined Company will be able to derive greater benefits from investments in technology and will be able to spread such investments over its larger revenue base. For example, in 1998 the amount budgeted by the Combined Company for investments in technology is equal to the sum of the separate pre-Acquisition technology budgets of Commonwealth/Transnation and the Company. Elimination of duplicative items such as planned expenditures for the development of office automation software - will enable the Combined Company to fund additional projects and thereby acquire greater technological capabilities.

         Following the Acquisition, planned technology enhancements include the continued automation of title plants (compilations of public title records which facilitate the preparation of title reports), the implementation of enhanced title escrow production systems, document imaging, and on-line order taking and delivery of information and multiple products to customers and lenders, thus streamlining paper intensive processes. Management anticipates that these improvements will increase productivity and reduce staffing levels, thereby lowering the unit costs of its products and services. An example of this includes the introduction of "single seat underwriting," a concept made possible by the application of imaging technology to new work flow processes.
Commonwealth/Transnation's current pilot project enables a single person to complete a substantial portion of the entire title insurance process. Advances relating to electronic order taking should also significantly speed up delivery of the Company's services and allow it to expand its delivery of bundled real estate-related services, resulting in improved service quality.

         As a result of the Acquisition, the Company will obtain certain beneficial technology and technological expertise which will enable it to continue to improve its service further. Nite Owl, an innovative, state of the art service developed by Commonwealth/Transnation, provides real estate professionals with on-line access to property information over the Internet. Day One, Inc., a Commonwealth/Transnation subsidiary, develops and markets property valuation software. The importance to the Company of effectively utilizing information technology is demonstrated by the establishment by the Company of a new executive officer position of "Executive Vice President - Information Technology," which will be held by G. William Evans, the Company's current Chief Financial Officer.

         Expanded Real Estate-Related Services. The Acquisition will improve the Company's market position and product breadth in real estate-related services. While real estate-related services, other than title and closing, constitute a small part of the Company's current revenues, management believes that these services are strategically important to the Combined Company's success and will constitute an increasing percentage of the Company's revenues and income in the future. The major mortgage originators and other national customers such as large developers and realtors are increasingly purchasing these products and services on a "bundled/one stop" basis from a limited number of vendors who offer the full array of such products and services. The Acquisition will broaden the Company's product offerings and enable it to better compete for business from national customers. For example, CLT Appraisal Services, Inc., a subsidiary of Commonwealth/Transnation, will add appraisal management services to the Company's appraisal capabilities, which are currently supplied by a third party. Management believes that the Combined Company, with its broader product offerings and customer base, will have a stronger competitive position in marketing such ancillary services as relocation services, flood certification, appraisal management, tax disbursement processing services, credit reporting and document preparation to mortgage originators.

         Enhanced Presence in Commercial Title Insurance. Management believes that Lawyers Title and Commonwealth/Transnation are two of the leading providers of title insurance for commercial transactions. As a result, the Combined Company will be among the strongest competitors in the commercial title insurance market. In addition, the Combined Company will be one of the most strongly capitalized title insurers in the industry with an aggregate statutory surplus of $353.0 million as of September 30, 1997. Management believes this will enhance the Combined Company's commercial title business capabilities, enabling it to underwrite larger title policies without having to purchase reinsurance from a third party. Also, the increased capital position is anticipated to enhance Lawyers Title's claims-paying ability ratings. On August 21, 1997, Duff & Phelps Credit Rating Co. ("Duff & Phelps") placed the claims-paying ability rating of Lawyers Title on "Rating Watch - Up" following the announcement of the Acquisition. Duff & Phelps has indicated that it will assign an "A" claims-paying ability rating to the Combined Company following the consummation of the Acquisition. The claims-paying ability rating is an important factor in competing for commercial title insurance business.

         Seasoned Management. As separate companies, the Company and Commonwealth/Transnation have benefited from the knowledge and experience of their respective management teams, which have both successfully integrated significant acquisitions. The Company has successfully completed and integrated 19 acquisitions during the last four years, with a combined value of over $50 million and total combined pre-acquisition annual revenue of approximately $100 million. In 1990, Commonwealth acquired and integrated Transnation, which had pre-acquisition annual revenue of $209.8 million, equaling 45% of Commonwealth's revenue for the same period. Since the Transnation acquisition, Commonwealth/Transnation has made several other smaller acquisitions.

Business and Growth Strategies

         The principal components of the Company's business and growth strategy, many of which are furthered by the Acquisition, are as follows:

                  Develop and Integrate Technology to Increase the Speed, Efficiency and Reliability of Product Delivery. The Company believes that the proper application of information technology to its operations will be a key in determining its future success in the rapidly changing real estate services marketplace. Mortgage lenders and banks have already taken major strides in computerization, and have begun offering their services online. Consumers can now search for mortgage loans over the Internet. Lenders can search data bases for credit, employment, previous mortgage or rent history and deposit information. With the speedy availability of credit and mortgage information, lenders are beginning to demand that basic title information be made available more quickly as well. Significantly, the demand for a faster real estate transaction process is coming in substantial part from the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). According to A.M. Best Co., these companies are committed to "the ambitious goal of reducing the time and expense of obtaining an average mortgage from several weeks to a matter of days time and reducing closing costs and associated charges by up to $2,000 within the next five years." (John H. Snyder, "Title Insurance:
         An Industry on The Verge of Transformation," BestWeek Property Casualty Supplement (A.M. Best Co., April 15, 1996)). Their intent is to make home ownership more affordable for American families.

                  Both Fannie Mae and Freddie Mac are developing online computer systems that are designed to standardize and facilitate the exchange of data between all parties in the mortgage origination process, including title insurers (or their agents). It is anticipated that all real estate-related services will be ordered and provided in a single combined package, with title insurance being bundled and sold, along with appraisals, credit reports and other necessary services. Management believes that this will eventually result in most real estate and loan closings taking place electronically. Given the importance of Fannie Mae, Freddie Mac and major primary lenders to the real estate transaction process, the Company believes it must adapt to and take advantage of the automation strategies being pursued by these organizations by continuing to enhance its technological capabilities.

                  Some mortgage lenders are relying on title reports instead of title insurance for their smaller loan transactions. Expansion of this practice could have the future effect of transforming title companies into suppliers of a wide range of title information and other data. The Company is already supplying such data to certain second mortgage and equity line lenders who obtain "title letters" from the Company to confirm their lien position, without purchasing a title policy. Because of consumer expectations and competitive pressures, these lenders demand very quick turnaround of an order (48 hours or less). If this trend were to continue, management believes that the successful competitors would be those that are technologically well advanced and offer exceptionally quick, reliable service. The Company's technology initiatives are intended to position the Company to be one of these successful competitors.

                  In these efforts, the Company will be building on its history of technological innovation. Elliptus Software Solutions, Inc. ("Elliptus"), a Lawyers Title subsidiary develops and markets title and escrow production software. In 1997, Elliptus released Title Quest, the first title and escrow production software to use 32 bit architecture. It also provides Electronic Data Interchange ("EDI") software solutions. Datatrace Information Services Company, Inc., also a subsidiary of Lawyers Title, provides automated title plant services. In 1996, Lawyers Title Services Company, Inc. ("LTSC"), a Lawyers Title subsidiary, implemented electronic ordering of bundled real estate-related services with its lender customers.

                  Expand Bundle of Services. In addition to the speed and convenience of the technological solutions discussed above, lenders in recent times have been seeking from title insurers - in addition to title services - a variety of real estate products related to the mortgage financing process. Lenders are increasingly demanding that these real estate-related services be available from and billed by a single source. Further, so called "Lender Pay" legislation has been proposed which would amend the federal Real Estate Settlement Procedures Act to allow a consumer to purchase all of his settlement services in one place at a guaranteed price. Adoption of the proposed legislation could lead to packaged pricing of all closing costs. Accordingly, it is one of the Company's strategies to offer "one stop shopping" to lenders, developers, attorneys, real estate agents and other real estate professionals who influence the placement of title insurance. The Company intends to be not merely a purveyor of title insurance, but rather a provider of a broad array of services relating to real estate. This broad based service strategy also seeks to diversify the Company's earnings through product diversification. In certain cases, such as relocation services, it may have the effect of softening the impact of cyclical downturns in the real estate economy.

                  Pursuant to this strategy,  in 1996 the Company organized LTSC to offer and coordinate bundled real estate-related services to national customers under the trade name "Single Source." Such services include property inspections and warranties, credit reporting, centralized closing, document preparation and regulatory compliance, property appraisal and valuation, flood certification and real estate tax services. These various services are provided through subsidiaries of Lawyers Title, or joint ventures or strategic alliances with third parties. In 1996, Single Source began working with several large lenders in the southeast. In 1997, its expanded customer base included lenders throughout the United States averaging more than 5,500 orders per month in the fourth quarter of 1997.

                  The Company offers employee relocation services to large national customers such as General Motors Corporation through Argonaut Relocation Services, LLC, and facilitates tax-free property exchanges pursuant to Section 1031 of the Internal Revenue Code through Lawyers Title Exchange Company. Commonwealth/Transnation also has a relocation subsidiary and following the Acquisition, the Combined Company will be one of the largest providers of relocation services in the U.S. See "Business - Lawyers Title."

                  The Acquisition will broaden the Company's product offerings, primarily in the area of appraisal management. Commonwealth/Transnation offers bundled services through its Commonwealth OneStop(R) marketing umbrella. Commonwealth OneStop(R) provides appraisal management services, title insurance services through its National Residential Title Services division, employee relocation and property disposition services, and appraisal information systems. Where appropriate, following the Acquisition, these services will be consolidated. See " - Benefits of the Acquisition" and "Business - Commonwealth/Transnation."

                  Diversify and Expand through Acquisitions. Over the past decade, the Company has diversified and expanded in part through a strategy of carefully selected acquisitions. The primary focus has been on the acquisition of small to medium-sized title insurance agencies and underwriters, and more recently on joint ventures to expand the Company's product mix. The Acquisition of Commonwealth/Transnation represents a significant step in this strategy. See "Business - Lawyers Title - Recent Acquisitions."

                  Following the consummation of the Acquisition, the Combined Company intends to continue the acquisition strategy of the Company, albeit focusing primarily on relatively small to medium-sized additions in two separate areas. First, in order to diversify its product mix and strengthen existing product capabilities, the Combined Company intends to acquire, and engage in joint ventures with, providers of real estate-related services. In expanding its portfolio of services in response to the changing real estate marketplace, management believes that, in many cases, the acquisition of established organizations with developed expertise or market presence with respect to a particular real estate-related service will be more expedient and cost effective, as opposed to de novo development by the Combined Company.

                  Second, the Combined Company intends to make selected acquisitions in order to enhance its distribution system and strengthen its presence in particularly attractive markets. In order to meet the needs of its national customers, the Combined Company intends to seek out opportunities to expand and enhance its already substantial geographic presence and distribution network through acquisitions of both providers of real estate-related services, and agents and underwriters with proven track records.

                  While the Company, actively considers strategic acquisitions, as discussed above, it does not have any current or pending plans, negotiations, arrangements or understandings, with respect to any material acquisitions, other than in connection with the Acquisition.

                  Provide Customers with High Quality Service. Throughout its history, the Company has been committed to meeting its customers' individual needs and providing superior service. In order to maintain the accuracy and integrity of its products, the Company continually updates its records by regularly adding information from the public records and other sources. In certain areas where demand warrants, title plants have been automated. The Company has also placed great emphasis on the application of technology to streamline paper intensive processes and speed up communications, in order to respond to customers more quickly and to lower costs.

                  In addition, the Company's primary source of business is from the real estate community, such as attorneys, real estate brokers and developers, financial institutions, mortgage brokers and independent escrow agents. Maintenance of superior service is critical to maintaining these referral sources. The Company seeks to accomplish this by employing and retaining qualified professionals. As an example, the major transaction counsel and other real estate professionals in Lawyers Title's National Division have gained it a favorable reputation for their expertise in handling and providing customized solutions for complex commercial and multi-property transactions.

                  In the future, management believes that service quality will continue to be a critical factor in the industry. With respect to traditional title insurance products, the industry through its national and state trade associations has largely standardized product language and endorsements. Management believes this has resulted in title insurers primarily competing on the basis of price and service with respect to these traditional services. Also, service quality has been effectively redefined by the Company's national residential customers to include the providing of an extensive bundle of real estate-related services very quickly through a national distribution network utilizing advanced technology. The Company intends to respond to this challenge by expanding its technological resources, service capabilities and distribution network through the Acquisition, as well as implementing its complementary strategies regarding development and integration of technology, expansion of its portfolio of services and its commitment to a widespread distribution network.

                  Aggressively Manage Operating Costs. Operating costs constitute the largest portion of a title company's expenses and are relatively high compared to other types of insurers, due to the necessity of establishing and maintaining a large and costly infrastructure of field personnel and title plants. As a result, controlling operating expenses has been of paramount concern to the Company. An example is the special staff and salary reduction program which the Company implemented in 1994 in response to a severe fall in orders as a result of rising interest rates. The Company was able to reduce overall head count on a same store basis by 25% from its peak level, and effect salary reductions for continuing employees of up to 10% for a period of approximately six months. Because of high salaries expense, the Company is committed to electronic commerce so orders can be received electronically, thus eliminating the need to rekey the customer's information. Single Source and OneStop both utilize this electronic commerce. In addition, the Company has begun a workflow redesign in many offices which will lower cost and improve service, the benefits of which will increase as additional investments are made in technology.

                  In the future, management believes that controlling operating costs will become even more crucial, as significant players in the national mortgage markets - such as Fannie Mae, Freddie Mac and the large national lenders - seek to drastically reduce mortgage closing and related costs. Management believes that the leading title companies of the future will be the efficient, low cost, high service providers.

                  Through the Acquisition and the elimination of duplicative headquarters and other redundant operational infrastructure, the Combined Company will further its goal of becoming the lowest cost provider of title insurance and other real estate-related services. Further, the Acquisition will provide the Company with the revenue base to better leverage investments in technology, which management anticipates will result in additional operating efficiencies. Management also believes that automation of operations will increase productivity, thereby giving it more flexibility to control costs and maintain service quality during periods marked by sudden increases in volume.

                  Another component of the Combined Company's cost control strategy will be the maintenance of a balance between direct offices and agents. Direct operations tend to be more profitable during periods of favorable mortgage activity, given the size of agency commissions which range between approximately 60% to 90% of the premium. However, it is easier to control operating costs of agency-based operations during periods of business contraction, because of the extent to which operating costs are borne by agents and the lower fixed costs of agency operations. For the year ended December 31, 1996, approximately 53.5% of the Company's total title insurance revenues were derived from direct operations (company branches and wholly owned subsidiary agencies) and 46.5% came from independent agents. During this same period, approximately 40.0% of Commonwealth/Transnation's total title insurance revenues were derived from direct operations and 60.0% came from agency operations. Based on 1996 combined title insurance revenues, the Combined Company would have derived approximately 48% from direct operations and 52% from independent agents. The Combined Company's goal will be to maintain the balance between direct offices and agents. However, as opportunities arise to acquire agents or regional underwriters, the percentage of revenue from agency operations in any one calendar year may vary from 45% to 55%.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                   (Unaudited)

         The following unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 1997 and the unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 1997 and for the year ended December 31, 1996 (the "Pro Forma Financial Statements") are based upon the respective consolidated/combined financial statements of the Company and of Commonwealth/Transnation, which are included herein. See "Index to Financial Statements."

         The Pro Forma Condensed Combined Balance Sheet as of September 30, 1997 is presented as if the Acquisition had occurred on September 30, 1997. The Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 1997 and the year ended December 31, 1996 are presented as if the Acquisition had occurred on January 1, 1996. The Pro Forma Financial Statements give effect to the Acquisition under the purchase method of accounting in accordance with Accounting Standards Board Opinion No. 16.

         The Pro Forma Financial Statements are presented for comparative purposes only and are not necessarily indicative of what the actual financial position of the Company would have been at September 30, 1997 had the Acquisition occurred at that date or of what the actual results of the Company would have been if the Acquisition had occurred on January 1, 1996 nor indicative of the results of operations in future periods. The Pro Forma Financial Statements should be read in conjunction with, and are qualified in their entirety by, the respective unaudited financial statements and notes thereto, of the Company and of Commonwealth/Transnation for the nine months ended September 30, 1997 and the respective historical financial statements and notes thereto of the Company and of Commonwealth/Transnation for the year ended December 31, 1996.

         The Pro Forma Financial Statements presented do not reflect future events that may occur after the Acquisition has been consummated. The Company believes that operating expense synergies of the combined operations of the Company and Commonwealth/Transnation will be realized after the Company has completed the Acquisition. However, for the purposes of the Pro Forma Financial Statements presented herein, these synergies have not been reflected because their realization cannot be assured.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               September 30, 1997
                            (In thousands of dollars)
                                   (Unaudited)


                                                                  Lawyers       Commonwealth/
                                                                   Title         Transnation          Pro Forma
                                                                Historical       Historical          Adjustments         Pro Forma
                                                                ----------       ----------          -----------         ---------
ASSETS
     Investments.........................................       $ 281,457        $ 452,214                                $ 733,671
     Cash                                                          36,258           11,746          $207,500   [1d]          48,004
                                                                                                      53,096   [1b]
                                                                                                    (207,500)  [1d]
                                                                                                    ( 53,096)  [1b]
     Notes and accounts receivable.......................          33,506           31,664                                   65,170
     Property and equipment - net........................          21,070           23,764                                   44,834
     Title plants........................................          48,930           50,174                                   99,104
     Goodwill............................................          58,813           16,209           287,908   [1]          350,354
                                                                                                     (12,576)  [2]
     Deferred income tax benefit.........................          25,500           26,237            17,576   [2]           69,313
     Other assets........................................          35,410           14,524                                   49,934
                                                                  -------          -------           -------                -------

            Total assets.................................       $ 540,944        $ 626,532         $ 292,908            $ 1,460,384
                                                                =========        =========         =========            ===========

LIABILITIES
     Policy and contract claims..........................       $ 199,865        $ 265,593                                $ 465,458
     Accounts payable and accrued
       expenses..........................................          51,533           76,823             5,000   [1e]         138,356
                                                                                                       5,000   [2]
     Long term debt......................................           8,216                -           207,500   [1d]         215,716
                                                                    -----         --------           -------                -------
            Total liabilities............................         259,614          342,416           217,500                819,530
                                                                  -------          -------           -------                -------

SHAREHOLDERS' EQUITY
     Preferred stock.....................................                                            175,700   [1c]         175,700
     Common stock........................................         167,621           11,649           130,728   [1a]         351,445
                                                                                                      53,096   [1b]
                                                                                                     (11,649)  [1]

    Additional paid in capital...........................                          127,551          (127,551)  [1]                0

    Unrealized gains.....................................           5,317            6,127            (6,127)  [1]            5,317
     Retained earnings...................................         108,392          138,789          (138,789)  [1]          108,392
                                                                  -------          -------          ---------               -------

            Total shareholders' equity...................         281,330          284,116             75,408               640,854
                                                                  -------          -------             ------               -------

    Total liabilities and
      shareholders' equity...............................        $540,944        $ 626,532          $ 292,908           $ 1,460,384
                                                                 ========        =========          =========           ===========



See notes to the pro forma condensed combined financial statements. Bracketed numbers to the right of the "Pro Forma Adjustments" column refer to such notes.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                               For the Nine Months
                          Ended September 30, 1997 (In
                          thousands of dollars, except
                           shares and per share data)
                                   (Unaudited)

                                                                 Lawyers       Commonwealth/
                                                                  Title         Transnation         Pro Forma
                                                               Historical        Historical        Adjustments          Pro Forma
                                                               ----------        ----------        -----------          ---------
  REVENUES
       Premiums..........................................      $ 353,775        $ 517,922                               $ 871,697
       Title search, escrow and other....................         85,769           94,975                                 180,744
       Net Investment income.............................         12,299           23,236                                  35,535
       Realized investment gains.........................            120            1,187                                   1,307
                                                                     ---            -----                                   -----
                                                                 451,963          637,320             $ 0               1,089,283
                                                                 -------          -------               -               ---------

  EXPENSES
       Salaries and employee benefits....................        148,596          173,847                                 322,443
       Agents' commissions...............................        149,944          268,960                                 418,904
       Provision for policy and contract
         claims..........................................         23,910           29,470                                  53,380
       General, administrative and other.................        102,994          120,872          14,889    [3]          238,755
                                                                 -------          -------          ------                 -------
                                                                 425,444          593,149          14,889               1,033,482
                                                                 -------          -------          ------               ---------

  OPERATING INCOME BEFORE
       INCOME TAXES......................................         26,519           44,171        (14,889)                  55,801

  INCOME TAX EXPENSE.....................................          9,220           15,192         (5,211)   [3]            19,201
                                                                   -----           ------         -------                  ------


  NET INCOME............................................        $ 17,299         $ 28,979       $ (9,678)                  36,600
                                                                ========         ========       =========

  PREFERRED STOCK DIVIDENDS..............................                                                                   5,775
                                                                                                                         --------

  INCOME AVAILABLE TO COMMON
     SHAREHOLDERS........................................                                                                $ 30,825
                                                                                                                         ========

  EARNINGS PER COMMON SHARE AND
     COMMON EQUIVALENT SHARE.............................         $ 1.87                                                   $ 2.06


  EARNINGS PER COMMON SHARE
     ASSUMING FULL DILUTION..............................         $ 1.85                                                   $ 1.83


  WEIGHTED AVERAGE NUMBER OF
     COMMON AND COMMON EQUIVALENT
     SHARES OUTSTANDING..................................          9,231                                                   14,973


  WEIGHTED AVERAGE NUMBER OF
     SHARES OUTSTANDING
     ASSUMING FULL DILUTION..............................          9,332                                                   19,946


  NET OPERATING EARNINGS PER
     COMMON SHARE ASSUMING FULL
     DILUTION............................................          $1.85                                                    $1.79


See notes to the pro forma condensed combined financial statements. Bracketed numbers to the right of the "Pro Forma Adjustments" column refer to such notes.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                               For the Year Ended
                         December 31, 1996 (In thousands
                          of dollars, except shares and
                                 per share data)
                                   (Unaudited)

                                                                  Lawyers         Commonwealth/
                                                                   Title           Transnation        Pro Forma
                                                                Historical          Historical       Adjustments        Pro Forma
                                                                ----------          ----------       -----------        ---------
  REVENUES
       Premiums..........................................       $ 456,377           $ 668,807                          $ 1,125,184
       Title search, escrow and other....................         101,381             111,350                              212,731
       Net investment income.............................          13,053              30,455                               43,508
       Realized investment gains.........................          23,371                 346                               23,717
                                                                   ------                 ---                               ------
                                                                  594,182             810,958           $ 0              1,405,140
                                                                  -------             -------             -              ---------

  EXPENSES
       Salaries and employee benefits....................         184,274             206,083                              390,357
       Agents' commissions...............................         192,590             355,834                              548,424
       Provision for policy and contract
         claims..........................................          29,211              61,116                               90,327
       General, administrative and other.................         132,567             149,345        19,852    [3]         301,764
                                                                  -------             -------        ------                -------

                                                                  538,642             772,378        19,852              1,330,872
                                                                  -------             -------        ------              ---------

  OPERATING INCOME BEFORE
       INCOME TAXES......................................          55,540              38,580       (19,852)                74,268

  INCOME TAX EXPENSE.....................................          19,021              13,347        (6,948)   [3]          25,420
                                                                   ------              ------        -------                ------

  NET INCOME.............................................        $ 36,519            $ 25,233     $ (12,904)                48,848
                                                                 ========            ========     ==========

  PREFERRED STOCK DIVIDENDS..............................                                                                    7,700
                                                                                                                         ---------

  INCOME AVAILABLE TO
       COMMON SHAREHOLDERS...............................                                                                 $ 41,148
                                                                                                                          ========


  EARNINGS PER COMMON SHARE AND
       COMMON EQUIVALENT SHARE...........................          $ 4.01                                                   $ 2.76


  EARNINGS PER COMMON SHARE
       ASSUMING FULL DILUTION............................          $ 4.01                                                   $ 2.48


  WEIGHTED AVERAGE NUMBER OF
       COMMON AND COMMON EQUIVALENT
       SHARES OUTSTANDING................................           9,102                                                   14,891

  WEIGHTED AVERAGE NUMBER OF
       SHARES OUTSTANDING ASSUMING FULL
       DILUTION..........................................           9,118                                                   19,732


  NET OPERATING EARNINGS PER
       COMMON SHARE ASSUMING FULL
       DILUTION..........................................           $2.34                                                    $1.69


  See notes to the pro forma condensed combined financial statements. Bracketed numbers to the right of the "Pro Forma Adjustments" column refer to such notes.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                Pro Forma Condensed Combined Financial Statements
                    September 30, 1997 and December 31, 1996
                     Notes to Pro Forma Financial Statements

1. This pro forma adjustment reflects the issuance and sale of preferred and common stock and incurrence of debt in connection with the acquisition of Commonwealth/Transnation by the Company resulting in:

                                                                       Recorded
                                                                         Value

     a.  The  issuance  of  4,039,473  shares of Common
         Stock to RIC at a price of $32.363  per share.
         In  accordance  with EITF  95-19,  the assumed
         Common  Stock  issuance  price of $32.363  per
         share  represents  the average  closing Common
         Stock  price  on the  NYSE  for the  five  day
         period  beginning  two days prior  through two
         days following the Company's  execution of the
         Amended and Restated Stock Purchase  Agreement
         on December 11, 1997.                                          $130,728

     b.  The sale of  1,750,000  shares of Common Stock
         at  $31.9375  (based  upon the  closing  sales
         price  of the  Common  Stock on  December  16,
         1997) per share  concurrently with the closing
         of the Acquisition. The recorded proceeds have
         been adjusted for estimated  offering costs of
         $2,795,000.                                                      53,096

     c.  The issuance of  2,200,000  shares of Series B
         Preferred  Stock at $79.86 per share.  The per
         share value was  determined  by  applying  the
         conversion  ratio  of  2.19298  to the  Common
         Stock  price of $32.363  per share in a. above
         and adding an amount of $8.89 per share  which
         represents  the  present  value of the  future
         dividends  on  the  Series B  Preferred  Stock
         and an adjustment for illiquidity.                              175,700

     d.  The   incurrence  by  the  Company  of  $207.5
         million of debt from bank financing,  which is
         assumed  paid to RIC in  connection  with  the
         Acquisition.                                                    207,500

     e.  Assumed transaction costs of $5.0 million.                        5,000
                                                                      ----------

         Total recorded purchase price                                  $572,024
                                                                      ==========

2. This pro forma adjustment reflects adjustment to deferred taxes resulting from purchase accounting changes and the accrual of Commonwealth/Transnation's existing OPEB (Other Postretirement Employee Benefits) transition obligation.

3. This pro forma adjustment reflects (i) interest incurred on debt assumed in connection with the Acquisition at an assumed interest rate of 6.250%, the Interbank Offered Rate ("IBOR") at December 16, 1997 plus 0.375%, or $12,969 for the year ended December 31, 1996 and $9,727 for the nine months ended September 30, 1997, (ii) amortization of goodwill acquired at the time of the Acquisition over a period of forty years or $6,883 for the year ended December 31, 1996 and $5,162 for the nine months ended September 30, 1997 and (iii) income taxes incurred at the federal statutory rate of 35%, or $6,948 for the year ended December 31, 1996 and $5,211 for the nine months ended September 30, 1997.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                Pro Forma Condensed Combined Financial Statements
                    September 30, 1997 and December 31, 1996
                     Notes to Pro Forma Financial Statements

4. The Company expects to achieve approximately $40.0 million of recurring annual pre-tax operating expense savings through reductions in staff, consolidation of data processing and elimination of certain duplicate or excess facilities. It is expected to take four quarters to fully realize these expense savings. In addition, the Company anticipates that in the quarter in which the Acquisition occurs, it will record a one-time after-tax charge to earnings ranging from approximately $16.3 million to $19.5 million (approximately $25.0 million to $30.0 million before tax). No adjustment has been included in the unaudited pro forma condensed financial statements for the anticipated cost savings. There can be no assurance that anticipated operating cost savings will be achieved in the amounts or at the times anticipated.

5. The significant adjustments comprising the purchase price allocation are as follows:

         Book value of Commonwealth/Transnation net
          assets acquired at September 30, 1997
          (including title plants of $50,174)............                      $284,116
         Adjustments:
           Increase in deferred income tax asset.........          $ 17,576
           Increase in accounts payable and
            accrued expenses for OPEB liability..........            (5,000)
                                                                               --------
         Total adjustments...............................                        12,576
         Goodwill........................................                       275,332
                                                                               --------
              Total purchase price.......................                      $572,024
                                                                               ========

         For purposes of these Pro Forma Condensed Combined Financial Statements, the assets and liabilities acquired reflect their recorded book value except as noted above. The allocation of the purchase price is preliminary since appraisals of the Commonwealth/Transnation title plants have not been completed. Once the appraisals are completed the Company expects that the value assigned to title plants will be increased and the amount of goodwill recorded will be decreased. Management does not expect that this adjustment will be material to the Pro Forma Condensed Combined Financial Statements taken as a whole. In addition, management believes that, with the exception of title plants, the fair values of the assets and liabilities of Commonwealth/Transnation will not vary significantly from their recorded book values.

                            LAWYERS TITLE CORPORATION
                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The historical operating results data, per share data and balance sheet data set forth below are derived from the consolidated audited financial statements of the Company for the five-year period ended December 31, 1996. The historical operating results data, per share data and balance sheet data set forth below for the nine months ended September 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals only, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of results that might be expected for the entire year ending December 31, 1997.

         The historical operating results data, per share data and balance sheet data set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information of the Company included or incorporated by reference into this Prospectus.

                            Lawyers Title Corporation
                 Selected Consolidated Financial and Other Data


                                                                     Years Ended December 31,
                                              -----------------------------------------------------------------------
                                                    1992          1993          1994          1995         1996
                                                    ----          ----          ----          ----         ----

                                                         (Dollars in thousands, except per share and other data)
Operating Results Data:
  Revenues:
    Title insurance premiums................     $  389,279    $  405,080    $  413,857   $  385,871    $  456,377
    Title search, escrow and other fees.....         59,274        78,965        73,200       81,490       101,381
                                                     ------        ------        ------       ------       -------
    Operating revenues......................        448,553       484,045       487,057      467,361       557,758
    Net investment income...................         12,444        11,850        12,478       12,501        13,053
    Net realized investment gains...........         10,164         7,986         1,665        2,970        23,371
                                                     ------        ------        ------       ------       -------
        Total revenues......................        471,161       503,881       501,200      482,832       594,182
  Expenses:
    Salaries and employee benefits..........        118,672       137,328       143,817      155,920       184,274
    Agents' commissions.....................        199,636       192,454       205,147      167,031       192,590
    Provision for policy and contract claims
      (1)...................................         59,594        54,139        46,775       24,297        29,211
    General, administrative and other.......         81,395        90,995        96,492      111,724       132,567
                                                     ------        ------        ------       ------       -------
        Total expenses......................        459,297       474,916       492,231      458,972       538,642

  Income before income taxes................         11,864        28,965         8,969       23,860        55,540
  Provision for income taxes................             --            --         2,155        6,809        19,021
                                                     ------        ------        ------       ------       -------
  Net income................................      $  11,864     $  28,965      $  6,814    $  17,051     $  36,519
                                                  =========     =========      ========    =========     =========

Per Share Data:
  Earnings per common and common equivalent
   share (2)................................        $  1.85       $  4.23       $  0.79      $  1.89       $  4.01
  Earnings per common share assuming full
   dilution (2).............................           1.84          4.21          0.79         1.87          4.01
  Operating earnings per common share
   assuming full dilution (3)...............           0.82          3.46          0.67         1.66          2.34
  Weighted average number of common and
   common equivalent shares outstanding
   (000s)...................................          6,424         6,853         8,606        9,039         9,102
  Weighted average number of shares assuming
   full dilution (000s).....................          6,437         6,876         8,607        9,099         9,118
  Dividends declared per common share.......             --       $  0.06       $  0.12      $  0.18       $  0.20

Other Data:
  Title policies issued.....................        812,770       923,065       866,621      670,447       790,829
  Title insurance operating revenues:
    Percentage direct operations............          43.0%         47.6%         44.1%        51.7%         53.5%
    Percentage agency operations............          57.0%         52.4%         55.9%        48.3%         46.5%
  Employees at period end...................          2,800         3,429         3,453        3,523         3,757

  Loss ratio (4)............................          13.3%         11.2%          9.6%         5.2%          5.2%
  Expense ratio (5).........................          88.9%         86.7%         91.2%        92.5%         91.0%
                                                      -----         -----         -----        -----         -----
  Combined ratio (6)........................         102.2%         97.9%        100.8%        97.7%         96.2%
                                                     ======         =====        ======        =====         =====

                                                    Nine Months Ended
                                                      September 30,
                                              ------------------------------
                                                    1996          1997
                                                    ----          ----
                                   (Dollars in thousands, except per share and other data)
Operating Results Data:
  Revenues:
    Title insurance premiums................     $  328,438    $  353,775
    Title search, escrow and other fees.....         74,503        85,769
                                                     ------        ------
    Operating revenues......................        402,941       439,544
    Net investment income...................         10,057        12,299
    Net realized investment gains...........          5,381           120
                                                     ------        ------
        Total revenues......................        418,379       451,963
  Expenses:
    Salaries and employee benefits..........        137,127       148,596
    Agents' commissions.....................        134,116       149,944
    Provision for policy and contract claims
      (1)...................................         21,075        23,910
    General, administrative and other.......         96,396       102,994
                                                     ------        ------
        Total expenses......................        388,714       425,444

  Income before income taxes................         29,665        26,519
  Provision for income taxes................         10,046         9,220
                                                     ------        ------
  Net income................................     $   19,619     $  17,299
                                                 ==========     =========

Per Share Data:
  Earnings per common and common equivalent
   share (2)................................        $  2.16       $  1.87
  Earnings per common share assuming full
   dilution (2).............................           2.14          1.85
  Operating earnings per common share
   assuming full dilution (3)...............           1.76          1.85
  Weighted average number of common and
   common equivalent shares outstanding
   (000s)...................................          9,097         9,231
  Weighted average number of shares assuming
   full dilution (000s).....................          9,158         9,332
  Dividends declared per common share.......        $  0.15       $  0.15

Other Data:
  Title policies issued.....................        572,141       594,837
  Title insurance operating revenues:
    Percentage direct operations............          54.9%         54.4%
    Percentage agency operations............          45.1%         45.6%
  Employees at period end...................          3,785         3,932

  Loss ratio (4)............................           5.2%          5.4%
  Expense ratio (5).........................          90.9%         91.0%
                                                      -----         -----
  Combined ratio (6)........................          96.1%         96.4%
                                                      =====         =====


                                                                    At December 31,                                At September 30,
                                            ------------------------------------------------------------------   -------------------

                                                1992          1993          1994          1995         1996             1997
                                                ----          ----          ----          ----         ----             ----
Balance Sheet Data:
  Cash and investments...................... $  233,146    $  269,370    $  252,011   $  285,472    $  316,052      $  317,715
  Total assets..............................    363,673       438,140       453,259      475,843       520,968         540,944
  Total debt................................      1,218         1,165         8,872        4,146         4,200           8,216
  Reserve for policy and contract claims (1)
    (1).....................................    179,022       187,619       198,906      193,791       196,285         199,865
  Shareholders' equity......................    143,978       201,161       203,323      238,385       262,168         281,330
  Book value per share......................      22.26         23.90         22.89        26.83         29.49           31.51

--------------
(1) In the fourth quarter of 1996, the Company made a change from reporting policy and contract claims on a discounted basis to reporting such claims on an undiscounted basis. In addition, the Company changed its estimate of reserves for policy and contract claims to reflect the favorable loss experience that has emerged over the past few years. These changes had no material net effect on the provision for policy and contract claims. See "Lawyers Title Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Financial Statements."
(2) The increase in price of the Common Stock during the third quarter of 1997 resulted in there being outstanding potentially dilutive securities having a dilutive effect in excess of 3% on the Company's earnings per share for the nine months ended September 30, 1997. Prior to September 30, 1997, the effect of outstanding potentially dilutive securities was immaterial and accordingly the Company has not previously reported fully diluted and primary earnings per share. Earnings per share as previously reported (as shown in the financial statements included herein) were as follows:

                        At December 31,                        At September 30,
       ----------------------------------------------------  -------------------
         1992     1993        1994        1995       1996            1996
         ----     ----        ----        ----       ----            ----
        $ 1.88   $ 4.31      $ 0.80      $ 1.92     $ 4.11          $ 2.21

(3)   Excludes after tax net realized investment gains.
(4) Provision for policy and contract claims as a percentage of operating revenues.
(5) Total operating expenses excluding interest expense, amortization of goodwill and provision for policy and contract claims as a percentage of operating revenues.
(6)   The sum of the loss ratio and the expense ratio.

                            LAWYERS TITLE CORPORATION
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Overview

         The Company reported improved earnings in 1996 compared to 1995, which had been a significant improvement over 1994. The Company's primary business is the insurance of titles to real property, which is greatly influenced by the real estate economy. Underlying economic factors adversely affected 1994 results due to upward pressures on mortgage loan interest rates as the Federal Reserve responded to inflationary fears. During the three year period from 1994 to 1996, the Company benefited from the execution of three distinct portions of its business strategy. Operations were expanded through the acquisition of title insurance agents and underwriters, expenses were tightly monitored and controlled, and claims experience improved due to quality control efforts and an improved claims environment.

Revenues

         The Company's operating revenues are dependent on overall levels of real estate activity which are influenced by a number of factors including interest rates, access to capital, housing starts, housing resales and the general state of the economy. In addition, the Company's revenues are affected by the Company's sales and marketing efforts, its acquisition program and its strategic decisions based on the rate structure and claims environment in particular markets.

         Premiums and related fees are determined both by competition and by state regulation. Operating revenues from direct title operations are recognized at the time real estate transactions close, which is generally sixty (60) to ninety (90) days after the opening of a title order. Operating revenues from agents are recognized when the issuance of a policy is reported to the Company by an agent. Although agents generally report the issuance of policies on a monthly basis, heightened levels of real estate activity may slow this reporting process. This typically results in delays of thirty (30) to sixty (60) days from the closing of real estate transactions until the recognition of revenues from agents. As a result, there can be a significant lag between changes in general real estate activity and their impact on the Company's revenues.

         In addition to the premiums and related fees, the Company earns investment income from its portfolio of fixed-maturity and equity securities. Investment income includes dividends and interest as well as realized capital gains or losses on the portfolio. The Company regularly reexamines its portfolio strategies in light of changing earnings or tax situations. In the fourth quarter of 1996 the Company shifted its investment strategy, eliminating its investment in equity securities and beginning to move all of its investment portfolio into fixed-maturity securities. The repositioning of the portfolio eliminated the exposure of the regulated surplus of the Company's insurance subsidiaries to market fluctuations inherent in equity portfolios. Additionally, the commensurate increase in fixed-maturity securities increased the level of more stable, predictable interest income earned.

Factors Affecting Profit Margins and Pre-Tax Profits

         The Company's profit margins are affected by several factors, including the volume of real estate activity, policy amount and the nature of real estate transactions. Volume is an important determinant of profitability because the Company, like any other title insurance company, has a significant level of fixed costs arising from personnel, occupancy costs and maintenance of title plants. Because premiums are based on the face amount of the policy, larger policies generate higher premiums although expenses of issuance do not necessarily increase in proportion to policy size. Profit margins are lower on refinancings than on sales due to premium discounts and higher cancellation rates generally experienced on refinancings. Cancellations affect profitability because costs incurred both in opening and in processing orders typically are not offset by fees.

         The Company's principal variable expense is commissions paid to independent agents. The Company regularly reviews the profitability of its agency revenues, adjusting commission levels or cancelling certain agents where profitability objectives are not being met and expanding operations where acceptable levels of profitability are available. The Company continually monitors its expense ratio, which is the sum of salaries and employee benefits, agency commissions and other expenses expressed as a percentage of operating revenues.

Claims

         Generally, title insurance claim rates are lower than for other types of insurance because title insurance policies insure against prior events affecting the quality of real estate titles, rather than against unforeseen, and therefore less predictable, future events. A provision is made for estimated future claim payments at the time revenue is recognized. Both the Company's experience and industry data indicate that claims activity continues through 20 years after the policy is issued. Management uses actuarial techniques to estimate future claims by analyzing past claim payment patterns. Management has continued to emphasize and strengthen claims prevention and product quality programs.

         In the fourth quarter of 1996 the Company made a change from reporting policy and contract claims on a discounted to an undiscounted basis. This change was made to conform with industry practice and because it is considered preferable by rating agencies and investment analysts. The effect of the change for 1996 was to increase the provision for policy and contract claims by $76 million and decrease net income by $49 million and net income per share by $5.51.

         In addition, during the fourth quarter of 1996, the Company determined that the trend of favorable loss experience that has emerged over the past few years could be relied upon, and the Company changed its estimate of the ultimate net cost of all reported and unreported losses incurred through September 30, 1996 to reflect this favorable experience. The effect of the change in estimate was to decrease the provision for policy and contract claims by $78 million and to increase net income by $50.7 million and net income per share by $5.70.

         Because the change in accounting principle to no longer discount policy and contract claims is inseparable from the change in estimate, both have been accounted for as a change in estimate. Accordingly, the net effect of the two changes, a decrease of $2 million in the provision for policy and contract claims, has been included in operations for the fourth quarter. The above changes were both made to conform with general industry practice. The changes are included in the provision for policy and contract claims and no prior amounts have been restated.

Other Expenses

         The most significant components of other expenses are rent for office space, outside costs of title production, travel, communications and taxes levied by states on premiums.

Seasonality

         Historically, real estate activity has been generally slower in the winter months with volumes showing significant improvements in the spring and summer months. The percentage of title orders closed to title orders opened is typically lower in the first six months than at year end because of this seasonal variance. See "Business -- Seasonality, Backlog and Cyclicality." In recent years low levels of mortgage interest rates have caused fluctuations in real estate activity levels outside of the usual, seasonal pattern. The Company cannot predict whether or when the historical seasonal pattern of real estate activity will resume.

Contingencies

         There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of their property is subject.

Results of Operations

          Comparison of Three and Nine Months Ended September 30, 1997
               and Three and Nine Months Ended September 30, 1996

Net Income

         Net income for the three and nine months ended September 30, 1997, was $8.4 million and $17.3 million, respectively, compared to $6.1 and $19.6 million for the same periods in 1996. The 1996 results included after tax capital gains of $0.6 million and $3.5 million, respectively, for the three and nine month periods while there were no significant gains in 1997. Excluding realized gains, net operating income grew 54.8% to $8.4 million and 6.8% to $17.2 million for the three and nine months ended September 30, 1997, respectively, when compared to the same periods in 1996.

         The Company's results for the three and nine months ended September 30, 1997 compare favorably to those for the corresponding period in 1996 notwithstanding the fact that the Company experienced an unusually high level of refinancing in the first quarter of 1996 which bolstered the results for that period. This favorable comparison results from strong revenue growth, tight expense management and continued favorable loss experience.

Operating Revenues

         Operating revenues, which include premiums, title search, escrow and other fees, increased 13.2% to $160.4 million and 9.1% to $439.5 million for the three and nine months ended September 30, 1997, respectively, compared to the same periods in 1996.

         Premium revenue increased 11.6% to $128.6 million and 7.7% to $353.8 million for the three and nine months ended September 30, 1997, respectively. These increases reflect a favorable interest rate and general economic environment which resulted in an increased number of new home sales and mortgage refinancings.

         Title search, escrow and other fee revenue increased 20.0% to $31.7 million and 15.1% to $85.8 million for the three and nine months ended September 30, 1997, respectively, compared to the same periods in 1996. This increase can be attributed to increased title order activity in the Company's direct operations. Additionally, the increase in other fee revenue has been favorably affected by increased revenues in the Company's real estate-related services such as relocation services.

         Orders opened in the Company's direct operations grew 12.6% to approximately 109,600 for the three months ended September 30, 1997, compared to approximately 97,300 for the same period in 1996. While there is no assurance that opened orders will close, management believes that the current order level is a favorable indication for fourth quarter 1997 operating revenues.

Investment Income

         Investment income excluding realized gains increased to $4.0 million and $12.3 million for the three and nine month periods ended September 30, 1997, respectively, from $3.7 million and $10.1 for the same periods in 1996. The increase was due to an overall increase in the size of the portfolio as well as the higher component of fixed income investments resulting from the Company's sale of its equity investments in the fourth quarter of 1996.

Expenses

         Salaries and Employee Benefits. The Company's expense ratio (total expenses less the provision for policy and contract claims as a percentage of operating revenues, and excluding goodwill) for the three and nine months ended September 30, 1997 was 88.7% and 91.0%, respectively, compared to 91.2% and 90.9% for the comparable periods in 1996. The decrease in the expense ratio in the third quarter of 1997 reflects increased operating leverage resulting from the Company's growth in revenues. The Company's expense ratios reflect its continuing focus on expense management.

         Salaries and employee benefits for the three and nine months ended September 30, 1997 increased 9.3% to $51.8 million and 8.4% to $148.6 million, respectively, primarily as a result of higher business volumes.

         Operating revenue net of agents' commissions on a per employee basis was $76,000 for the nine months ended September 30, 1997, compared to $73,000 for the comparable period in 1996.

         Agents' Commissions. Agents' commissions for the three and nine months ended September 30, 1997 increased 13.5% to $54.2 million and 11.8% to $149.9 million, respectively. These increases are largely tied to higher business volumes.

         Provision for Policy and Contract Claims. The loss ratio (the provision for policy and contract claims as a percentage of operating revenues) was 5.4% for the three and nine months ended September 30, 1997 compared to 5.3% and 5.2% for the same periods in 1996. The 1997 ratios reflect a continuation of the favorable loss trends that the Company has experienced in recent periods. Claims paid as a percentage of operating revenues were 4.2% and 4.6% for the three and nine months ended September 30, 1997, respectively, compared to 4.6% and 5.0% for the comparable periods in 1996.

Income Taxes

         Income tax expense was $4.6 million and $9.2 million for the three month and nine month periods ending September 30, 1997. This represented a 35.3% and 34.8% effective tax rate, respectively.

                  Comparison of Years Ended December 31, 1996,
                     December 31, 1995 and December 31, 1994

Net Income

         Net income was $36.5 million in 1996, $17.1 million in 1995, and $6.8 million in 1994. The 1996 net income increase was attributable in part to capital gains resulting from a shift in the Company's investment portfolio from equities to fixed income securities, as discussed under "Investment Income" below. Net operating income (which excludes realized investment gains) was $21.3 million, $15.1 million, and $5.7 million in the fiscal years ending December 31, 1996, 1995, and 1994, respectively. The 1996 and 1995 increases reflected improved results from operations.

Operating Revenues

         Operating revenues improved 19.3% to $557.8 million in 1996 compared to $467.4 million in 1995. This 1995 level was a 4.0% reduction from the 1994 amount.

         The 1996  results  benefited  from a  favorable  economic  environment.
Average mortgage rates were 7.0% in January 1996 and, although fluctuating, never exceeded 8.3% for any month in 1996. The favorable economic environment led to increased levels of housing starts and housing resales in 1996 compared to 1995. Business volumes for direct and agency business improved approximately 18% from 670,000 transactions in 1995 to 790,000 in 1996.

         Conversely, revenue fell for the full year of 1995 compared to 1994 as a result of interest rate pressures. Average mortgage rates were 9.2% at the beginning of 1995, fell gradually to 7.6% by the end of the first half of 1995, averaged 7.5% in the second half of the year and were 7.2% at year end. Due to the lag between the closing of transactions by agents and income recognition when such agents report the issuance of policies, increased revenues resulting from this increased real estate activity in 1995 (relating to the fall in interest rates) were realized in 1996. Interest rate related business volume reductions were offset in part by revenue from acquisitions of $68.0 million in 1995.

         The volume of orders for title insurance opened in the Company's direct operations increased 14.2% in 1996 compared to 1995 after improving 16.2% between 1995 and 1994. Exclusive of acquisitions, orders in 1995 would have fallen 9.9% compared to 1994.

Investment Income

         Investment income increased significantly to $36.4 million in 1996 compared to $15.5 million in 1995 after increasing from $14.1 million in 1994. The increases were due principally to increased levels of capital gains which were $23.4 million in 1996, $3.0 million in 1995 and $1.7 million in 1994. Excluding these gains, the remaining components of investment income (dividends and interest) amounted to $14.2 million, $14.0 million and $13.2 million in 1996, 1995 and 1994, respectively.

         In the fourth quarter of 1996 the Company changed its investment strategy, selling all of its equity portfolio and beginning to move the proceeds into fixed-maturity securities. This sale resulted in capital gains of $17.4 million.

Expenses

         Salaries and Employee Benefits. Personnel related expenses are a significant portion of total operating expenses in the title insurance industry. These expenses require management through the often rapidly changing conditions in the real estate economy. Salaries and employee benefits increased 18.2% in 1996 compared to 1995. This increase was largely tied to higher business volumes which necessitated increased staffing levels to meet customer service demands, incentive increases and normal merit raises. Accordingly, the expense ratio improved in 1996 to 91.3% from 93.0% in 1995. Salaries and employee benefits increased 8.4% in 1995 over 1994, and the 1995 expense ratio increased to 93.0% from 91.5% in 1994. In the fourth quarter of 1994, in response to a severe fall in order counts, a special staff and salary reduction program was implemented that lasted through the second quarter of 1995. On a same store basis, the Company reduced its overall headcount by about 25% from its peak level. Additionally, the Company effected salary reductions of up to 10% for a period of approximately six months. As an offset to these reductions, staffing levels increased between 1995 and 1994 due to the Company's acquisition program. Operating revenue net of agents' commissions improved on a per employee basis to $99,000 in 1996 from $87,000 in 1995 and $85,000 in 1994.

         Agents' Commissions. Commissions paid to title insurance agents are the largest single expense incurred by the Company. The commission rate varies by geographic area in which the commission was earned. Commissions as a percentage of agency revenue were 74.2%, 73.9% and 75.4% in 1996, 1995 and 1994, respectively.

         General, Administrative and Other Expenses. The most significant components of other expenses are rent for office space, outside costs of title production, travel, communications and taxes levied by states on premiums. Portions of these expenses vary with the volume of business transacted by the Company.

         Provision for Policy and Contract Claims. The Company's claims experience has shown improvement in recent years. The loss ratio was 5.2%, 5.2% and 9.6% in 1996, 1995 and 1994, respectively. The loss ratio in 1994 was adversely affected by a $5.0 million agency defalcation, which increased the loss ratio by 1.0%. As previously discussed, the Company changed its method of reporting policy and contract claims in the fourth quarter of 1996. Claims paid as a percentage of operating revenues were 4.8%, 6.5% and 7.6% in 1996, 1995 and 1994, respectively.

Income Taxes

         The Company pays U.S. federal and state income taxes based on laws in the jurisdictions in which it operates. The effective tax rates reflected in the income statement for 1996, 1995 and 1994 differ from the U.S. federal statutory rate principally due to non-taxable interest, dividend deductions, travel and entertainment and company-owned life insurance.

         At December 31, 1996 the Company had recorded deferred tax assets of $32.2 million related primarily to policy and contract claims and employee benefit plans. Substantially all of this deferred tax asset balance could be realized in the future through the reversal of existing temporary taxable differences. Accordingly, it is more likely than not that the income tax benefits will be realized for all the temporary deductible differences existing at December 31, 1996.

         The Company reassesses the realization of deferred assets quarterly and, if necessary, adjusts its valuation allowance accordingly.

Liquidity and Capital Resources

         Cash provided by operating activities was $8.8 million and $24.3 million for the nine months ended September 30, 1997 and September 30, 1996, respectively. At September 30, 1997, the Company held cash of $63.0 million and fixed-maturity securities of $252.6 million. Additionally, the Company had no long-term debt and had unutilized lines of credit totaling $30.0 million.

         Cash provided by operating activities was $33.2 million, $22.0 million and $6.4 million for the fiscal years ended December 31, 1996, 1995 and 1994. In addition to $95.6 million of cash and invested cash on hand and $218.2 million of fixed-maturity securities at December 31, 1996, the Company had no long-term debt and maintained a $35.0 million working capital line of credit, of which $34.0 million was unused at December 31, 1996.

         Historically, the Company has not maintained significant levels of debt. Upon closing the Acquisition, the Company expects to incur debt of $207.5 million under the Credit Facility and have 2.2 million shares of Series B Preferred Stock outstanding. The Company estimates that servicing the debt and preferred stock will require approximately $20.0 million per year, which management expects to be funded largely from increased cash flow from operations resulting from the Acquisition. Additionally, management believes that these cash requirements will be partially offset by approximately $7.0 million of federal income tax benefits related to the tax deductibility of interest expense and goodwill amortization. In view of the historic ability of the Company and Commonwealth/Transnation to generate strong, positive cash flows, and the projected strong cash position and relatively conservative capitalization structure of the Combined Company following consummation of the Acquisition, the Company believes that the Combined Company will have sufficient liquidity and adequate capital resources to meet both its short- and long-term capital needs. Further, the Company expects to maintain approximately $30.0 million in unused credit facilities.

Emerging Issues

         Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or in the year 2000. The potential costs and uncertainties to companies in addressing this issue (the "Year 2000 issue") will depend on a number of factors, including their software and hardware and the nature of their industries. Companies must also coordinate with other entities with which they electronically interact, both domestically and globally, including suppliers, customers, creditors, borrowers and financial service organizations.

         The Company has closely examined the Year 2000 issue and the potential costs and consequences to the Company in addressing this issue. As part of its business and growth strategy, the Company is currently investing in new information technology, including the replacement of multiple independent personal computer systems throughout its direct operations with an upgraded centralized system, that is "Year 2000" compliant. See "The Combined Company -- Business and Growth Strategies." The Company is also communicating with third parties with which it does business to coordinate further action with respect to the Year 2000 issue. As a result, management believes that, with the replacement of certain computer systems as described above, the Year 2000 issue is not expected to have a material impact on the Company's operations and that the cost of the Company's addressing the Year 2000 issue is not a material event or uncertainty that would cause its reported financial information not to be necessarily indicative of future operating results or financial condition.

                    COMMONWEALTH LAND TITLE INSURANCE COMPANY
                                       AND
                       TRANSNATION TITLE INSURANCE COMPANY
                   COMBINED SELECTED FINANCIAL AND OTHER DATA

         The historical operating results data and balance sheet data for Commonwealth and Transnation on a combined basis are derived from the audited combined financial statements of Commonwealth and Transnation for the five year period ended December 31, 1996. The historical operating results data, per share and balance sheet data set forth below for the nine months ended September 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Commonwealth and Transnation consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1997.

         The historical operating results data and balance sheet data set forth below should be read in conjunction with the combined financial statements, related notes and other financial information of Commonwealth/Transnation included herein.

                  Commonwealth Land Title Insurance Company and
                      Transnation Title Insurance Company
                        Selected Combined Financial Data


                                                                            Years Ended December 31,
                                                   ---------------------------------------------------------------------------
                                                        1992           1993            1994           1995           1996
                                                        ----           ----            ----           ----           ----

                                                                     (Dollars in thousands, except other data)
Operating Results Data:
  Revenues:
    Title insurance premiums...................         $ 704,110      $ 747,202       $ 792,919     $ 582,329       $ 668,807
    Title search, escrow and other fees........            66,409        146,148          63,843        89,607         111,350
                                                         --------       --------        --------       -------        --------
    Operating revenues.........................           770,519        893,350         856,762       671,936         780,157
    Net investment income......................            15,126         24,224          26,455        27,933          30,455
    Net realized investment gains..............             1,576          4,786             516         1,729             346
                                                         --------       --------        --------       -------        --------
        Total revenues.........................           787,221        922,360         883,733       701,598         810,958

  Expenses:
    Salaries and employee benefits.............           185,443        219,904         211,150       188,097         206,083
    Agents' commissions........................           374,419        426,885         432,041       310,729         355,834
    Provision for policy and contract claims...            68,210         81,803          75,867        58,486          61,116
    General, administrative and other..........           127,114        133,002         132,871       130,076         149,345
                                                         --------       --------        --------       -------        --------
        Total expenses.........................           755,186        861,594         851,929       687,388         772,378

  Income before income taxes...................            32,035         60,766          31,804        14,210          38,580
  Provision for income taxes...................            10,248         20,480          10,809         4,755          13,347
  Income from continuing operations............            21,787         40,286          20,995         9,455          25,233
  Income from discontinued mortgage insurance
   operations, net of taxes....................            10,649             --              --            --              --
  Gain on disposal of discontinued mortgage
   insurance operations, net of taxes..........             7,549             --              --            --              --
  Cumulative effect of change in accounting for
   income taxes................................                --          1,316              --            --              --
                                                         --------       --------        --------       -------        --------
  Net income...................................          $ 39,985       $ 41,602        $ 20,995       $ 9,455        $ 25,233
                                                         ========       ========        ========       =======        ========

Common stock dividends.........................          $ 22,700       $ 19,500        $ 19,000       $ 4,000        $ 18,216

Per Share Data (1)

Other Data:
  Title policies issued........................         1,496,960      1,651,806       1,736,134     1,094,467       1,234,655
  Title insurance operating revenues:
    Percentage direct operations...............             40.0%          40.9%           35.0%         40.2%           41.4%
    Percentage agency operations...............             60.0%          59.1%           65.0%         59.8%           58.6%
  Employees at end of period...................             3,977          4,623           4,035         3,755           3,934

  Loss ratio (2)...............................              9.0%           9.3%            8.9%          8.7%            7.8%
  Expense ratio (3)............................             89.1%          87.3%           90.5%         93.5%           91.1%
                                                            -----          -----           -----         -----           -----
  Combined ratio (4)...........................             98.1%          96.6%           99.4%        102.2%           98.9%
                                                            =====          =====           =====        ======           =====


                                                           Nine Months Ended
                                                             September 30,
                                                     ------------------------------
                                                          1996            1997
                                                          ----            ----
                                               (Dollars in thousands, except other data)
Operating Results Data:
  Revenues:
    Title insurance premiums...................            $488,980        $517,922
    Title search, escrow and other fees........              87,000          94,975
                                                          ---------        --------
    Operating revenues.........................             575,980         612,897
    Net investment income......................              22,663          23,236
    Net realized investment gains..............                 376           1,187
                                                          ---------        --------
        Total revenues.........................             599,019         637,320

  Expenses:
    Salaries and employee benefits.............             153,695         173,847
    Agents' commissions........................             263,138         268,960
    Provision for policy and contract claims...              47,461          29,470
    General, administrative and other..........             109,880         120,872
                                                          ---------        --------
        Total expenses.........................             574,174         593,149

  Income before income taxes...................              24,845          44,171
  Provision for income taxes...................               8,520          15,192
  Income from continuing operations............              16,325          28,979
  Income from discontinued mortgage insurance
   operations, net of taxes....................                  --              --
  Gain on disposal of discontinued mortgage
   insurance operations, net of taxes..........                  --              --
  Cumulative effect of change in accounting for
   income taxes................................                  --              --
                                                          ---------        --------
  Net income...................................           $  16,325        $ 28,979
                                                          =========        ========

Common stock dividends.........................                  --        $ 21,000

Per Share Data (1)

Other Data:
  Title policies issued........................             925,052         929,690
  Title insurance operating revenues:
    Percentage direct operations...............               41.3%           43.9%
    Percentage agency operations...............               58.7%           56.1%
  Employees at end of period...................               3,922           4,143

  Loss ratio (2)...............................                8.2%            4.8%
  Expense ratio (3)............................               91.4%           91.8%
                                                              -----           -----
  Combined ratio (4)...........................               99.6%           96.6%
                                                              =====           =====



                                                                        At December 31,                          At September 30,
                                                ----------------------------------------------------------    ---------------------
                                                     1992        1993       1994        1995        1996         1996        1997
                                                     ----        ----       ----        ----        ----         ----        ----
Balance Sheet Data:
  Cash and investments.........................    $371,808    $423,801   $416,533   $440,071     $475,430     $458,425    $463,960
  Total assets.................................     483,198     546,968    552,390    573,820      620,754      610,119     626,532
  Total debt...................................          --          --         --         --           --           --          --
  Reserve for policy and contract claims.......     173,327     200,874    228,063    240,777      264,838      262,341     265,593
  Shareholders' equity.........................     236,262     260,863    253,466    270,737      273,657      265,833     284,116

--------------
(1) Per share data for Commonwealth and Transnation are not meaningful because all of the outstanding shares of those companies are held by one shareholder, RIC. Therefore, per share data of Commonwealth and Transnation have not been provided.
(2) Provision for policy and contract claims as a percentage of operating revenues.
(3) Total operating expenses excluding interest expense, amortization of goodwill and provision for policy and contract claims as a percentage of operating revenues.
(4)   The sum of the loss ratio and the expense ratio.

                    COMMONWEALTH LAND TITLE INSURANCE COMPANY
                                       AND
                       TRANSNATION TITLE INSURANCE COMPANY

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Revenues

         Commonwealth/Transnation's premiums and fees are dependent on overall levels of real estate activity which are influenced by a number of factors including interest rates, access to capital, housing starts, housing resales and the general state of the economy. In addition, Commonwealth/Transnation's premiums and fees are affected by its sales and marketing efforts and its strategic decisions based on the rate and claims environment in particular markets.

         Premiums and fees are determined both by competition and by state regulation. Operating revenues from direct title operations are recognized at the time real estate transactions close, which is generally sixty (60) to ninety
(90) days after the opening of a title order. Operating revenues from agents are recognized upon an agent's reporting of the issuance of a policy to Commonwealth/Transnation. Although agents generally report the issuance of policies on a monthly basis, heightened levels of real estate activity may slow this reporting process. This typically results in delays of sixty (60) to ninety
(90) days from the closing of real estate transactions until the recognition of revenues from agents. Approximately 60% of Commonwealth/Transnation's title insurance revenues are generated by agents.

         In addition to the premiums and fees, Commonwealth/Transnation earns investment income from its portfolio of fixed maturity securities. Commonwealth/Transnation holds no equity securities in its investment portfolio.

Factors Affecting Profit Margins and Pre-Tax Profits

         Commonwealth/Transnation's operating results are affected by several factors, including volume, policy amount and type of real estate activity. Volume is an important determinant of profitability because Commonwealth/Transnation, like other title insurance companies, has a significant level of fixed costs arising from personnel, occupancy costs and maintenance of title plants. Because a premium is based on the face amount of the policy, larger policies generate higher premiums although expenses of issuance do not necessarily increase in proportion to policy size. Profit margins are lower on refinancings than on sales due to premium discounts and higher cancellation rates generally experienced on refinancings. Cancellations affect profitability because costs incurred both in opening and in processing orders are not necessarily offset by fees.

         Commonwealth/Transnation's principal variable expense is commissions paid to independent agents. Commonwealth/Transnation regularly reviews the profitability of its agency revenues. Commonwealth/Transnation continually monitors its operating margin, which is the percentage of operating revenues less salaries, employee benefits, agency commissions and other similar expenses to operating revenues.

Claims

         Generally, title insurance claim rates are lower than for other types of insurance because title insurance policies insure against prior events affecting the quality of real estate title, rather than against unforeseen, and therefore less predictable, future events. Estimated future claim payments are provided for at the time revenue is recognized. The reserve for title losses, which is based on historical and anticipated loss experience, represents the estimated costs to settle reported claims and estimated future claims relating to policies issued.

Contingencies

         Commonwealth/Transnation is involved in certain litigation arising in the ordinary course of its business. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, Commonwealth/Transnation is contesting the allegations of the complaints in each pending action against it and believes, based on current knowledge and after consultation with counsel, that the resolution of these matters will not have a material adverse effect on the combined financial statements of Commonwealth/Transnation.

Seasonality

         Historically, real estate activity has been generally slower in the winter months with volumes showing significant improvements in the spring and summer months. The percentage of title orders opened is typically lower in the first six months than at year end because of this seasonal variance. In recent years low levels of mortgage interest rates have caused fluctuations in real estate activity levels outside of the historical seasonal pattern. Commonwealth/Transnation cannot predict whether or when the historical seasonal pattern of real estate will resume.

Results of Operations

          Comparison of Three and Nine Months Ended September 30, 1997
               and Three and Nine Months Ended September 30, 1996

Net Income

         Net income for the three and nine months ended September 30, 1997, was $13.4 million and $29.0 million, respectively, compared to $8.9 million and $16.3 million for the same periods in 1996. The figures include capital gains of $0.1 million and $1.2 million for the three and nine month periods ended September 30, 1997, respectively, compared to $0.8 million and $0.4 million for the three and nine month periods ended September 30, 1996. Excluding realized gains, net operating income grew 63.9% to $13.3 million, and 74.3% to $27.8 million for the three and nine month periods ended September 30, 1997, respectively, when compared to the same periods in 1996.

         Commonwealth/Transnation's results for the three and nine month periods ended September 30, 1997, compare favorably to those for the corresponding periods in 1996 primarily due to premium growth and the decline in provisions for claims losses due to Commonwealth/Transnation's favorable paid claims experience in recent years.

Operating Revenues

         Premiums and fees from title operations increased 8.7% to $226.2 million and 6.4% to $612.9 million for the three and nine month periods ended September 30, 1997, respectively, when compared to the same periods in 1996. The increase in premiums and fees in 1997 reflects the continued strong residential and commercial real estate markets. Mortgage interest rates remained relatively stable and low during the first nine months of 1997 and, with the exception of one month, remained below 8%.

         Orders opened in Commonwealth/Transnation's direct operations grew 23.2% to approximately 113,400 and 6.6% to approximately 320,300 for the three and nine month periods ended September 30, 1997, when compared to the same periods in 1996. While there is no assurance that opened orders will close, management believes that the current order level is a favorable indication for fourth quarter 1997 operating revenues.

         Net investment income (excluding realized gains and losses) decreased slightly to $7.5 million for the three month period ended September 30, 1997, from $7.8 million for the same period in 1996, due to a decrease in the size of the portfolio in 1997 resulting from a $21.0 million dividend payment in June 1997. Net investment income increased 2.5% to $23.2 million for the nine month period ended September 30, 1997 when compared to the same period in 1996, reflecting growth in the average size of Commonwealth/Transnation's investment portfolio.

Expenses

         Commonwealth/Transnation's expense ratio for the three and nine month periods ended September 30, 1997, was 89.5% and 91.8%, respectively, compared to 90.0% and 91.4% for the comparable periods in 1996. Agency commissions, the largest component of operating expenses, were relatively flat for the three and nine month periods ended September 30, 1997, at $98.5 million and $269.0 million, respectively, compared to $98.7 million and $263.1 million for the comparable 1996 periods. Other expenses, such as employee compensation, increased as a result of higher levels of business activity.

         The loss ratio (the provision for policy and contract claims as a percentage of operating revenues) for the three and nine month periods ended September 30, 1997, was 4.7% and 4.8%, respectively, compared to 7.5% and 8.2% for the same periods in 1996. These decreases reflect favorable loss trends that the Company has experienced in recent periods.

         Claims paid as a percentage of operating revenues were 3.1% and 4.7% for the three and nine months ended September 30, 1997, respectively, compared to 2.4% and 4.5% for the comparable periods in 1996. The 1997 ratios reflect a continuation of the favorable loss trends that Commonwealth/Transnation has experienced in recent periods.

         Income tax expense was $6.7 million and $15.2 million for the three and nine month periods ended September 30, 1997. This represented a 33.4% and 34.4% effective tax rate, respectively.

                  Comparison of Years Ended December 31, 1996,
                     December 31, 1995 and December 31, 1994

Net Income

         Net income for the years ended December 31, 1996, 1995 and 1994 was $25.2 million, $9.5 million and $21.0 million, respectively. The increase in net income in 1996 compared to 1995 resulted from an increase in residential resale and new home sale activity, reflecting a strong economy and favorable mortgage interest rates. In addition, Commonwealth/Transnation achieved a record level of commercial title insurance premiums in 1996. The decline in net income in 1995, when compared to 1994, resulted primarily from decreased agency revenues due to the weak real estate markets that existed in late 1994 and early 1995. Such market weakness was tied to the level of mortgage interest rates, which rates were 9.2% at the beginning of 1995.

         The net income figures above include investment gains of $0.3 million, $1.7 million and $0.5 million, for the years ended December 31, 1996, 1995 and 1994, respectively. Excluding investment gains, Commonwealth/Transnation reported net operating income of $38.2 million, $12.5 million and $31.3 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Operating Revenues

         Operating revenues, consisting of title insurance premiums and search and other fees, grew 16.1% to $780.2 million for the year ended December 31, 1996. This growth from 1995 resulted from the above-described increase in residential resale and new home sale activity. Average mortgage rates were 7% in January 1996 and, although fluctuating, never exceeded 8.4% for any month in 1996. Also, such growth was aided by the record level of commercial title insurance premiums achieved by Commonwealth/Transnation in 1996. The decline in operating revenues in 1995, when compared to 1994, was due primarily to decreased agency revenues, discussed above.

Net Investment Income

         Net investment income (excluding realized gains and losses) increased 9.0% to $30.5 million in 1996, and 5.6% to $27.9 million in 1995 from the $26.5 million reported in 1994. These increases reflect growth in the size of the fixed maturity investment portfolio.

Expenses

         Agency commissions represent the portion of premiums retained by agents pursuant to the terms of their agency contracts and are Commonwealth/Transnation's single largest expense. Agency commissions were $355.8 million in 1996, $310.7 million in 1995 and $432.0 million in 1994, and as a percentage of agency revenue have remained relatively constant during the past three years at 77.8% in 1996, 77.3% in 1995 and 77.6% in 1994.

         Remaining expenses, other than agency commissions and the provision for policy claims, include personnel costs relating to marketing activities, title searches, information gathering on specific properties and preparation of insurance policies, as well as costs associated with the maintenance of title plants. Such expenses were $355.4 million in 1996, compared to $318.2 million in 1995 and $344.0 million in 1994, and the expense ratio of Commonwealth/Transnation (which includes agency commissions) was 91.1% in 1996 compared to 93.5% in 1995 and 90.5% in 1994. The decline in the expense ratio in 1996, when compared to 1995, resulted from an increase in direct title insurance premiums and effective cost control measures. The expense ratio increase in 1995 was the result of a reduction in revenues in 1995.

         The loss  ratio  was  7.8%,  8.7% and 8.9%  for  1996,  1995 and  1994,
respectively. Claims paid as a percentage of operating revenues were 4.7%, 7.3%, and 5.7% for 1996, 1995 and 1994, respectively. Commonwealth/Transnation has benefited from favorable paid claims experience in recent years, a trend which is expected to continue. This favorable trend reflects several factors, including the strong 1993 refinance market, enhanced underwriting policies and procedures and technology advancements in the title production process.

Income Taxes

         Commonwealth/Transnation pays U.S. federal and state income taxes based on laws in the jurisdictions in which it operates. The effective tax rates reflected in the income statement for 1996, 1995 and 1994 differ from the U.S. federal statutory rate principally due to non-taxable interest, dividend deductions, travel and entertainment and goodwill.

         At December 31, 1996, Commonwealth/Transnation had recorded deferred tax assets of $27.2 million related primarily to policy and contract claims and employee benefit plans. Substantially all of this deferred tax asset balance could be realized in the future through the reversal of existing temporary taxable differences. Accordingly, it is more likely than not that deferred tax benefits will be realized for all the temporary deductible differences existing at December 31, 1996.

         Commonwealth/Transnation reassesses the realization of deferred assets quarterly and, if necessary, adjusts its valuation allowance accordingly.

Liquidity and Capital Resources

         Cash provided by operating activities was $13.0 million and $34.7 million for the nine month periods ended September 30, 1997 and 1996, respectively. At September 30, 1997, Commonwealth/Transnation held cash of $11.7 million and fixed-maturity securities of $406.6 million, and had no long term debt.

         Cash provided by operating activities was $67.3 million for fiscal 1996, $16.0 million for 1995 and $39.9 million for 1994.
Commonwealth/Transnation had $14.3 million of cash and $429.8 million of fixed maturity securities and no long term debt at December 31, 1996.

         Based on these sources and Commonwealth/Transnation's historic cash flows, management believes that Commonwealth/Transnation will have sufficient liquidity and adequate capital resources to meet both its short-and long-term capital needs.

                                    BUSINESS

The Company

         The Company is a holding company organized under the laws of the Commonwealth of Virginia on June 24, 1991. The Company's principal subsidiary, Lawyers Title, has been engaged since 1925 primarily in the title insurance business through its network of branches, service offices, subsidiaries and agencies. As a holding company, the Company has greater flexibility in conducting certain operations, especially with regard to capital transactions, while the operating title insurance subsidiaries remain subject to regulation by the various states. See "-- Regulation."

The Title Insurance Industry

         Title insurance policies are insured statements of the condition of title to real property, showing ownership as indicated by public records, as well as outstanding liens, encumbrances and other matters of record, and certain other matters not of public record. Many of the principal customers of title insurance companies buy insurance for the accuracy and reliability of the title search as well as for the indemnity features of the policy. The beneficiaries of title insurance policies are generally owners or buyers of real property or parties who make loans on the security of real property. An owner's policy protects the named insured against title defects, liens and encumbrances existing as of the date of the policy and not specifically excluded or excepted from its provisions, while a lender's policy, in addition to the foregoing, insures against the invalidity of the lien of the insured mortgage and insures the priority of the lien as stated in the title policy.

         The premium for title insurance is due in full when the title transaction is closed, and the policy amount is usually based upon the purchase price of the property or the amount of the loan secured by the property. While most other forms of insurance provide for the assumption of risk of loss arising out of unforeseen future events, title insurance serves to protect the policyholder from the risk of loss from events that predate the issuance of the policy. This distinction underlies the low claims loss experience of title insurers as compared to other insurance underwriters. Losses generally result either from judgment errors or mistakes made in the title search and examination process or the escrow process or from hidden defects such as fraud, forgery, incapacity or missing heirs. Operating expenses, on the other hand, are higher for title insurance companies than for other companies in the insurance industry. Most title insurers incur considerable costs related to maintaining local marketing offices and production centers and the personnel required to process forms, search titles, collect information on specific properties and prepare title insurance commitments and policies. To facilitate the preparation of title reports, copies of public records, maps and documents may be compiled and indexed to specific properties in an area. This compilation is called a
"title plant." Title insurers incur ongoing costs associated with the establishment, operation and maintenance of title plants.

Direct and Agency Operations

         A title policy can be issued directly by a title insurer or indirectly on behalf of a title insurer through agents that are not themselves licensed as insurers. Where the policy is issued by a title insurer, the search is performed by or at the direction of the title insurer, and the premium is collected and retained by the title insurer. Where the policy is issued through an agent, the agent generally performs the search (in some areas searches are performed by approved attorneys), examines the title, collects the premium and retains a portion of the premium. The remainder of the premium is remitted to the title insurer as compensation for bearing the risk of loss in the event a claim is made under the policy. The percentage of the premium retained by an agent varies from region to region and is sometimes regulated by the states. The agent's commission generally ranges between 60% and 90% of the premium. A title insurer is obligated to pay title claims in accordance with the terms of its policies, regardless of whether it issued its policy directly or indirectly through an agent.

         The title insurance business is very competitive. Competition is based primarily on price, service and expertise. The size and financial strength of the insurer are also important factors, particularly for large commercial customers. Title insurance underwriters also compete for agents on the basis of service and commission levels.

The Title Policy Process

         A brief description of the process of issuing a title insurance policy is as follows:

                  (i) The customer, typically a real estate salesperson or broker, escrow agent or lender, places an order for a title policy.

                  (ii) Sales personnel note the specifics of the order and place a request with the title department for a preliminary report.

                  (iii) After the relevant historical data on the property is compiled, the title officer prepares a preliminary report that documents (a) the current status of title to the property, (b) any exclusions, exceptions and/or limitations that the Company might include in the policy and (c) specific issues that need to be addressed and resolved by the parties to the transaction before the title policy will be issued. The preliminary report is circulated to all the parties for satisfaction of any specific issues.

                  (iv) After the specific issues identified in the preliminary report are satisfied an escrow agent closes the transaction in accordance with the instructions of the parties and the Company's conditions.

                  (v) Once the transaction is closed and all monies have been released, the Company issues the policies (a) to the owner and the lender, on a resale transaction, or (b) to the lender only, on a refinancing transaction.

         The title insurance industry is subject to regulation by state regulatory authorities who possess broad powers relating to the granting and revoking of licenses, the type and amount of investments which title insurers may make, insurance rates, forms of policies and the form and content of required annual statements, as well as the power to audit and examine financial records of those companies. Under state laws, certain levels of capital and surplus must be maintained and certain amounts of portfolio securities must be segregated or deposited with appropriate state officials. State regulatory policies also restrict the amount of dividends which insurance companies may pay without prior regulatory approval.

Lawyers Title

         General. Lawyers Title is engaged in the business of providing title insurance and other real estate-related services for both residential and commercial real estate transactions. In addition to writing title insurance, in some states Lawyers Title furnishes certificates of title and abstracts of title. Incidental to the issuance of title insurance, Lawyers Title also offers a closing protection letter to lenders and owners who purchase title insurance, and in some areas it serves as an escrow agent in closing real estate transactions. Lawyers Title also acts as nominee for some national companies in the acquisition of title to employees' residences and the subsequent sale of such residences when employees are transferred.

         Most title insurance policies sold by Lawyers Title and its subsidiaries are underwritten by Lawyers Title. However, one subsidiary, Land Title Insurance Company ("Land Title") also reissues policies it has previously issued, principally in California. The Company also issues policies through Oregon Title Insurance Company ("Oregon Title") (in Oregon) and through Title Insurance Company of America ("TICA").

         Lawyers Title's business is conducted in 49 states (Iowa does not authorize title insurance) and in the District of Columbia, the territories of Puerto Rico and the U.S. Virgin Islands, the Bahamas and a number of Canadian provinces. Geographical coverage is provided by a nationwide network of 14 National Division offices and approximately 260 branch and closing/escrow offices, and through approximately 3,800 independent agents and 36,000 approved attorneys.

         Sales and Marketing. Because Lawyers Title's strategy is to provide title insurance services in accordance with local practices, title insurance policies are written through and issued by branch offices of Lawyers Title and its underwriting subsidiaries or by title insurance agents or by some combination thereof. Agencies may be either independently owned or subsidiaries of Lawyers Title. In the western states, Lawyers Title operates primarily through independent agents and subsidiaries (Lawyers Title Company, American Title Group, Inc., Lawyers Title of Arizona, Inc. and Oregon Title), while its eastern operations are conducted primarily through branch offices, agents and approved attorneys. In the fiscal year ended December 31, 1996, approximately 53.5% of total title insurance revenues were derived from direct operations (company branches and wholly owned subsidiary agencies) and 46.5% came from independent agents.

         As of September 30, 1997, no single independent agent was responsible for more than 5% of Lawyers Title's title insurance revenues. In addition, Lawyers Title is not dependent upon any single customer or any single group of customers. The loss of any one customer would not have a material adverse effect on Lawyers Title.

         Although Lawyers Title enhances its business development through general advertising, it believes its primary source of business is from the real estate community, including lenders, developers, real estate agents, attorneys and other real estate professionals who influence the placement of title insurance. Lawyers Title's business results from construction and sale of new housing, resales and refinancings of residential real estate and from commercial real estate activity. In the 1990s Lawyers Title has placed a renewed emphasis on residential real estate activity while maintaining a leadership position in insuring commercial real estate transactions. Although precise data are not available to compare the percentage of total premium revenues of Lawyers Title derived from commercial versus residential real estate activities, 83% of such revenues in 1996 resulted from policies providing coverage of $1 million or less (which tend to be residential) and 17% of such revenues resulted from policies providing coverage in excess of $1 million.

         Regional differences exist in Lawyers Title's sales and marketing emphasis. These differences occur in part due to regional variations in the dynamics of the business. In the eastern United States, Lawyers Title has developed a strong presence with title insurance agents and real estate attorneys. In western markets, it has a greater presence through its direct operations, which call on realtors and lenders to develop business from resales and refinancings of residential real estate.

         To increase profits and improve margins, Lawyers Title is expanding its direct operations in markets with projected growth, attractive title insurance rates and favorable claims experience. Since 1992, Lawyers Title has acquired title operations in Texas, North Carolina, Oregon, Florida, Virginia, Maryland, the District of Columbia, Ohio, Maine, Michigan, New Mexico, New Jersey, Pennsylvania and Wisconsin. See "-- Recent Acquisitions." In addition, within the last three years Lawyers Title has added closing/escrow offices and sales representatives in many markets.

         Lawyers Title has gained a favorable reputation for its National Division offices, which specialize in the sale and servicing of title insurance for complex commercial and multi-property transactions. Lawyers Title has 14 such offices located in strategic metropolitan areas throughout the country. Each of these National Division offices markets title insurance products and services to large commercial customers in its area and serves the customer's title insurance needs throughout the country.

         LTSC also services national lenders which seek to obtain title insurance products and services as well as a variety of other real estate related products and services such as appraisals, tax services, flood certifications, surveys and document preparation through a single source. LTSC is able to offer lenders one stop shopping for such products and services based on the internal capabilities of Lawyers Title and strategic alliances with other providers.

         Underwriting. Lawyers Title issues policies on the basis of a title report, which is prepared pursuant to underwriting guidelines prescribed in manuals published by Lawyers Title, after a search of the public records, maps and documents to ascertain the existence of easements, restrictions, rights of way, conditions, encumbrances, liens or other matters affecting the title to, or use of, real property. In certain instances, a visual inspection of the property is also made. Title examinations may be made by branch employees, agency personnel or approved attorneys, whose reports are utilized by or rendered to a branch or agent and are the basis for the issuance of policies by such branch or agent.

         In the case of difficult or unusual legal or underwriting issues involving potential title risks, the branch office or agent is instructed to consult with a supervising Lawyers Title office. Contracts with agencies require that the agent seek prior approval of Lawyers Title in order to commit the Company to assume a risk over a stated dollar limit. The agents may be either direct subsidiaries of Lawyers Title or independently owned. Pursuant to agency agreements, Lawyers Title assumes all of the risks to the insured, in the absence of certain types of misconduct by the agent, in return for a portion of the premium received.

         Lawyers Title owns a number of title plants and in some areas leases or participates with other title insurance companies or agents in the cooperative operating of such plants. In many of the larger markets, the title plants and search procedures have been automated. To maintain the value of the title plants, Lawyers Title continually updates its records by regularly adding current information from the public records and other sources. In this way, Lawyers Title maintains the ability to produce quickly and at minimum expense a statement of the legal documents that constitute the chain of title to a particular property.

         Other Products and Services. Lawyers Title and its subsidiaries also provide escrow services to customers in various areas of the country. Primarily in the western states, it is a general practice, incident to the issuance of title insurance policies, to hold funds and documents in escrow for delivery in real estate transactions upon fulfillment of the conditions to such delivery. In the mid-western states, Florida and some eastern cities, it is customary for the title company to close the transaction and disburse the sale or loan proceeds. Fees for such escrow services are generally separate and distinct from the title insurance premiums.

         Lawyers Title has two wholly owned subsidiaries devoted to computer automation of various aspects of the title insurance business, including on-line title plants, policy issuance and closing documentation and support functions. Datatrace Information Services Company, Inc. provides computerized access to public record information such as deeds, mortgages, liens and judgments for the cities of Cleveland, Detroit, Fort Lauderdale, Miami and Tampa and their metropolitan areas and surrounding counties. Elliptus develops production and automation software for the title insurance industry and software solutions for transactions through EDI. Another subsidiary, Lawyers Title Exchange Company, facilitates tax-free property exchanges pursuant to Section 1031 of the Internal Revenue Code by holding the sale proceeds from one transaction until a second acquisition occurs, thereby assisting customers in deferring the recognition of taxable income.

         In 1996, Lawyers Title formed a new subsidiary, LTSC, to coordinate residential real estate transactions for national lenders and to provide other real estate related products and services (such as appraisals, tax services, flood certification, surveys, and document preparation) through a single source. LTSC is currently qualified in 22 states. Early in 1996, the Company purchased a minority interest in Palma Lazar & Ulsh, a provider of flood certification services. Also in 1996, Lawyers Title, through a newly formed subsidiary, Global Corporate Services, Inc. acquired a 50% ownership interest in Argonaut
Relocation Services, LLC ("Argonaut"), a Michigan limited liability company. Argonaut, which employs approximately 120 individuals, offers a full line of employee relocation services to companies moving employees anywhere in the world. General Motors Corporation holds the remaining 50% ownership interest in Argonaut.

Title Insurance Premium Revenues

         In the years ended December 31, 1996, 1995 and 1994, premiums from the issuance of title policies represented 76.8%, 79.9% and 82.6%, respectively, of the Company's consolidated revenues.

         The table below sets forth, for the years ended December 31, 1994, 1995 and 1996, the approximate dollars and percentages of the Company's title insurance premium revenues for the ten states representing the largest percentages of such revenues and for all other states combined:


                                             Years Ended December 31,
                                              (Dollars in thousands)

                                1994                             1995                             1996
                                ----                             ----                             ----
                           Amount        %                  Amount        %                  Amount        %
Texas                    $ 63,487        15.3             $ 82,604       21.4              $ 98,762        21.6
Florida                    29,173         7.1               26,852        7.0                33,340         7.3
California                 33,984         8.2               28,530        7.4                32,148         7.0
Pennsylvania               28,929         7.0               29,468        7.6                30,223         6.6
New York                   23,268         5.6               17,396        4.5                24,318         5.3
Michigan                   24,304         5.9               20,625        5.3                23,067         5.1
Virginia                   21,958         5.3               19,968        5.2                20,613         4.5
Ohio                       20,001         4.8               14,503        3.8                18,130         4.0
New Jersey                 18,364         4.5               14,123        3.7                15,391         3.4
Massachusetts              13,716         3.3               11,187        2.9                13,356         2.9
All Others                136,673        33.0              120,615       31.2               147,029        32.3
                          -------       -----              -------      -----               -------       -----
Totals                   $413,857       100.0%            $385,871      100.0%             $456,377       100.0%
                         ========       =====             ========      =====              ========       =====

Investment Policies

         Lawyers Title earns investment income from its portfolio of securities. Historically, as a general policy, Lawyers Title limited its investments in equity securities to approximately 50% of its statutory surplus. In 1996, the Company changed its strategy for insurance company portfolios by shifting away from investments in equity securities and into fixed-maturity securities. Lawyers Title believes that the effect on future operations will be to replace the lower dividend yields and variable capital gains experience of the equity securities with the more steady and predictable stream of interest income from fixed-maturity securities. The fixed-maturity portfolio consists of investment grade securities and is designed to comply with the various state regulatory requirements while maximizing yield. Historically, Lawyers Title has not committed any portion of its investment portfolio to mortgages, and it has not sought to enhance the return on its portfolio with derivative securities. Lawyers Title regularly re-examines its portfolio strategies in light of changing earnings or tax situations. See Note 3 to the Company's Consolidated Financial Statements for the major categories of investments, contractual maturities and income received.

Insured Risk on Policies in Force

         The amount of the insured risk or "face amount" of insurance under a title insurance policy is generally equal to either the purchase price of the property or the amount of the loan secured by the property. The insurer is also responsible for the cost of defending the insured title against covered claims. The insurer's actual exposure at any time is significantly less than the total face amount of policies in force because the risk on an owner's policy is often reduced over time as a result of subsequent transfers of the property and the reissuance of title insurance by other title insurance underwriters, and the coverage of a lender's policy is reduced and eventually terminated as a result of payment of the mortgage loan. Because of these factors, the total contingent liability of a title underwriter on outstanding policies cannot be precisely ascertained.

         In the ordinary course of business, Lawyers Title and its underwriting subsidiaries represent and defend the interests of their insureds, and provide on their books for estimated losses and loss adjustment expenses. Title insurers are sometimes subject to unusual claims (such as claims of Indian tribes to land formerly inhabited by them) and to claims arising outside the insurance contract, such as for alleged negligence in search, examination or closing, alleged improper claims handling and alleged bad faith. The damages alleged in such claims arising outside the insurance contract may often exceed the stated liability limits of the policies involved. While Lawyers Title in the ordinary course of its business has been subject from time to time to these types of claims, Lawyers Title's losses to date on such claims have not been significant in number or material in dollar amount relative to its financial condition.

         Liabilities for estimated losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31, 1996. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations. The provision for policy and contract claims as a percentage of operating revenues for 1996 was 5.2%, for 1995 was 5.2%, and for 1994 was 9.6%. See "Lawyers Title Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

         Lawyers Title generally pays losses in cash; however, it sometimes settles claims by purchasing the interest of the insured in the real property or the interest of the claimant adverse to the insured. Assets acquired in this manner are carried at the lower of cost or estimated realizable value, net of any indebtedness thereon.

         Lawyers Title places a high priority on maintaining effective quality assurance and claims administration programs. Lawyers Title's quality assurance program focuses on quality control, claims prevention and product risk assessment in its branches, subsidiaries and independent agencies. The claims administration program focuses on improving liability analysis, prompt, fair and effective handling of claims, prompt evaluation of settlement or litigation with first- and third-party claimants and appropriate use of ADR (Alternative Dispute Resolution) in claims processing. In addition, to reduce the incidence of agency defalcations, Lawyers Title has strengthened its procedures for renewing existing agents, has expanded its due diligence requirements in acquiring new agents and has intensified its Agency Audit Program. Lawyers Title continues to refine its systems for maintaining effective quality assurance and claims administration programs.

Reinsurance and Coinsurance

         Lawyers Title distributes large title insurance risks through the mechanisms of reinsurance and coinsurance. In reinsurance agreements, the reinsurer accepts that part of the risk which the primary insurer (the "ceding company" or "ceder") decides not to retain, in consideration for a portion of the premium. A number of factors may enter into a company's decision to reinsure, including retention limits imposed by state law, customer demands and the risk retention philosophy of the company. The ceder, however, remains liable to the insured for the total risk, whether or not the reinsurer meets its obligation. As a general rule, when Lawyers Title purchases reinsurance on a particular risk it will retain a primary risk of 5% of the total risk with a minimum primary risk of $5 million and may participate with reinsurers on liability amounts above the primary level on a secondary level. In the absence of specific approval by management, reinsurance generally is purchased if the risk is greater than $35 million.

         Lawyers Title also assumes reinsurance from other title insurance underwriters pursuant to a standard reinsurance agreement concerning specific title insurance risks for properties on which it assumes a portion of the liability. Lawyers Title has entered into numerous reinsurance agreements with other title insurance underwriters on specific transactions. Lawyers Title's exposure on all reinsurance assumed is reduced due to retention by the ceding company of a substantial primary risk level. In addition, exposure under these agreements generally ceases upon a transfer of the insured properties and, with respect to insured loans, is decreased by reductions in mortgage loan balances. Because of this, the actual exposure is much less than the total reinsurance which Lawyers Title has assumed. Lawyers Title provides loss reserves on assumed reinsurance business on a basis consistent with reserves for direct business.

         Lawyers Title also utilizes coinsurance to enable it to provide coverage in amounts greater than it would be willing or able to undertake on its own. Under coinsurance transactions, each individual underwriting company issues its individual policy and assumes a fraction of the overall total risk. There is liability for each participating company for the particular fraction of the risk it assumes.

         Lawyers Title enters into reinsurance and coinsurance arrangements with most of the larger participants in the title insurance market and such arrangements are not materially concentrated with any single title insurance company. Revenues and claims from reinsurance are not material to Lawyers Title's business as a whole.

Regulation

         The title insurance business is regulated by state regulatory authorities who possess broad powers relating to the granting and revoking of licenses and to the type and amount of investments which Lawyers Title and its insurance subsidiaries may make. These state authorities also regulate insurance rates, forms of policies and the form and content of required annual statements, and have the power to audit and examine the financial records of these companies. Under state laws, certain levels of capital and surplus must be maintained and certain amounts of portfolio securities must be segregated or deposited with appropriate state officials. State regulatory policies also restrict the amount of dividends which insurance companies may pay without prior regulatory approval. See "Price Range of Common Stock and Dividends."

         The NAIC has adopted model legislation which if enacted would regulate title insurers and agents nationally and change certain statutory reporting requirements. The proposed legislation also would require title insurers to audit agents periodically and require licensed agents to maintain professional liability insurance. Lawyers Title cannot predict whether the proposed legislation or any provision thereof will be adopted in Virginia (the state of domicile of Lawyers Title), or any other state. In 1996, Virginia enacted legislation requiring an annual certification of reserve adequacy by a qualified actuary.

         A substantial portion of the assets of Lawyers Title and its underwriting subsidiaries consists of their portfolios of investment securities. As a title insurance company domiciled in Virginia, Lawyers Title is required by state statute to maintain assets of a statutorily defined quality in an amount equal to its total liabilities, determined on a statutory basis, plus 50% of statutory equity. For statutory purposes, the insurer's total liabilities include a statutory premium reserve, reserves established for losses in the course of settlement ("case reserves") and other liabilities related to operations.

         The statutorily required assets are maintained by Lawyers Title in investment-grade corporate securities and United States, state and local obligations. In addition to these investments, Lawyers Title maintains portfolios of cash and cash-equivalents. The investment portfolios are managed by professional investment advisors whose work is reviewed by the Pension and Portfolio Committee of the Company's Board of Directors.

         Land Title, TICA and Oregon Title, domiciled in California, Tennessee and Oregon, respectively, are similarly required to maintain certain levels and qualities of assets.

         Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company or insurance holding company that is domiciled (or, in some cases, doing business) in that state. Under such current laws, any future transaction that would constitute a change in control of the Company would generally require approval by the state insurance departments of Virginia, California, Tennessee, Texas, Ohio and Oregon. Such requirement may have the effect of delaying or preventing certain transactions affecting the control of the Company or the ownership of Common Stock, including transactions that could be advantageous to the shareholders of the Company.

Seasonality, Backlog and Cyclicality

         The title insurance business is closely related to overall levels of real estate activity. Historically, real estate activity has been generally slower in the winter months with volumes showing significant improvements in the spring and summer months. The percentage of title orders closed to title orders opened is typically lower in the first six months than at year end because of this seasonal variance. In addition, the title insurance business is cyclical due to the effect of interest rate fluctuations on the level of real estate activity. Periods of high interest rates adversely affect real estate activity and therefore premium revenues.

Employees

         As of September 30, 1997, the Company had 3,932 employees. The Company's relationship with its employees is good. No employees are currently covered by any collective bargaining agreements, and the Company is not aware of any union organizing activity relating to its employees.

Recent Acquisitions

         A strategic focus of the Company is on growth through carefully selected acquisitions. Primarily, this focus is centered on the acquisition of small- to medium-sized title insurance agencies and underwriters. Although the Company generally does not expect any single acquisition, other than the Acquisition, to be material, it believes that such acquisitions in the aggregate over time will enhance profitability. The Company continually assesses the growth potential for its business in its existing markets as well as those markets in which it is not currently participating. Through acquisitions of independent agencies with a track record of profitability and the prospect of growth in the future, the Company can expand revenues while increasing its profit margins and control over the acquired agencies. In assessing the acquisition of an underwriter, the Company reviews, among other factors, the underwriter's profitability, location, growth potential in its existing market, claims experience and adequacy of its reserves.

         Since 1992, the Company has made several acquisitions in furtherance of its acquisition strategy. In 1992, it acquired an agency in Medina, Ohio. In 1993, the Company acquired agencies in Houston, Texas; El Paso, Texas; Madison, Wisconsin; and Jackson, Michigan; and an agency with five branch offices located in Charlotte, Winston-Salem, Raleigh, Greensboro and Wilmington, North Carolina. In 1994, the Company acquired an agency in Rio Rancho, New Mexico; a full service title agency operation with approximately 17 offices (including closing offices) in the Orlando, Florida area; an underwriter headquartered in Portland, Oregon with approximately 15 offices (including escrow offices); and a full service title agency operation in Texas with offices in Dallas, Fort Worth, Austin and San Antonio, along with numerous closing offices. In 1995, the Company acquired a full service title agency operation with offices in Maryland, the District of Columbia and northern Virginia; an agency in Grand Blanc, Michigan; and agency operations in Maryland, Pennsylvania and New Jersey which have been converted to branch offices. In 1996, the Company acquired full service title agency operations in Cuyahoga Falls, Ohio and in Portland, Maine; entered into joint venture arrangements which resulted in the Company acquiring controlling interests in two title agencies, one located in Columbus, Ohio and the other in Nashville, Tennessee; acquired an interest in Argonaut, a relocation company, in a joint venture with General Motors Corporation; and acquired an interest in a flood certification company located in Bristol, Pennsylvania. In most of these instances, the existing management of the acquired company has remained in place to supervise the day-to-day operations of the business.

         On August 20, 1997, the Company and Lawyers Title entered into the Stock Purchase Agreement to acquire Commonwealth/Transnation; the Stock Purchase Agreement was amended and restated on December 11, 1997. Upon the consummation of such Acquisition, the Company will become the largest title insurer in the United States based on pro forma 1996 title operating revenues of over $1.3 billion. See "The Acquisition." While the Company actively considers strategic acquisitions, it does not have any current or pending plans, negotiations, arrangements, or understandings, with respect to any material acquisitions (excluding the Acquisition) other than preliminary discussions. The Company has not entered into any agreements (excluding the Stock Purchase Agreement) with respect to any material acquisitions.

Environmental Matters

         Recent title insurance policies specifically exclude any liability for environmental risks or contamination. Older policies, while not specifically addressing environmental risks, are not considered to provide any coverage for such matters, and the Company does not expect any significant expenses related to environmental claims.

         Lawyers Title sometimes acts as a temporary title holder to real estate under a nominee holding agreement and Lawyers Title, through its subsidiaries, sometimes participates in holding agreements involving tax-deferred exchanges. Lawyers Title's customers in such situations generally are financially strong entities from whom it secures indemnification for potential environmental and other claims. In other situations where Lawyers Title might acquire title to real estate, it will generally require that an appropriate environmental assessment be made to evaluate and avoid any potential liability.

Properties

         The Company conducts its business operations primarily in leased office space. Lawyers Title leases approximately 83,300 square feet of office space for its corporate headquarters in Richmond, Virginia. This lease expires on September 30, 2000. Lawyers Title has numerous other leases for its branch offices and subsidiaries throughout the states in which it operates. In addition, it owns several properties which in aggregate are not material to its business taken as a whole.

         Lawyers Title's title plants constitute a principal asset. Such plants comprise copies of public records, maps, documents, previous reports and policies which are indexed to specific properties in an area. The plants are generally located at the office that serves a particular locality. They enable title personnel to examine title matters relating to a specific parcel of real property as reflected in the title plant, and eliminate or reduce the need for a separate search of the public records. They contain material dating back a number of years and are kept current on a daily or other frequent basis by the addition of copies of documents filed of record that affect real property. Lawyers Title maintains title plants covering many of the areas in which it operates, although certain offices utilize jointly owned and maintained plants. Lawyers Title capitalizes only the initial cost of title plants. The cost of maintaining such plants is charged to expense as incurred.

         The title plants and title examination procedures have been automated and computerized to a large extent in many areas. To protect against casualty loss, Lawyers Title's offices maintain duplicate files and backups of all title plants.

         The Company believes that its properties are maintained in good operating condition and are suitable and adequate for its purposes at current sales levels.

Legal Proceedings

         There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of their property is subject.

Competition

         The title insurance business is very competitive. Competition is based primarily on price, service and expertise. The size and financial strength of the insurer are also important factors, particularly for larger commercial customers. Title insurance underwriters also compete for agents on the basis of service and commission levels.

         Lawyers Title is one of the largest title insurance underwriters in the United States based on gross title revenues. Its principal competitors are other major title insurance underwriters and their agency networks. These include Chicago Title Insurance Company, First American Title Insurance Company, Commonwealth Land Title Insurance Company (which the Company is to acquire in the Acquisition), Stewart Title Guaranty Company, Old Republic National Title Insurance Company and Fidelity National Title Insurance Company. Of the more than 100 title insurance underwriting companies licensed in the United States, according to the American Land Title Association, the top seven companies account for approximately 90% of the title insurance market.

         Lawyers Title and its title insurance subsidiaries are subject to regulation by the insurance authorities of the states in which they do business. See "-- Regulation." Within this regulatory framework, Lawyers Title competes with respect to premium rates, coverage, risk evaluation, service and business development.

         State regulatory authorities impose underwriting limits on title insurers based primarily on levels of available capital and surplus. While such limits may theoretically hinder Lawyers Title's assumption of a particular large underwriting liability, in practice Lawyers Title has established its own internal risk limits at levels substantially lower than those allowed by state law. Therefore, statutory capital-based risk limits are not considered by Lawyers Title to be a significant factor in the amount or size of underwriting that it may undertake. However, some of Lawyers Title's competitors have available much greater capital resources and are able to assume greater levels of individual policy risk without distributing such risk through reinsurance. Therefore, such companies may have a certain competitive advantage in bidding for larger policies over Lawyers Title, which has to arrange reinsurance or coinsurance coverage. The Company expects that any such disadvantage should be substantially eliminated upon consummation of the Acquisition and the accompanying significant increase in the Company's capital resources.

Commonwealth/Transnation

         General. Commonwealth was founded as a title insurance company in 1876 and was incorporated in the Commonwealth of Pennsylvania on April 1, 1944. Commonwealth is licensed by the insurance departments of 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Transnation was incorporated as an insurance company in the State of Arizona on September 15, 1992. Transnation is the successor by merger to Transamerica Title Insurance Company, a California corporation incorporated on March 26, 1910 ("Transamerica"). The current name of the corporation was adopted on September 20, 1995. Transnation is licensed by the insurance departments of 40 states and the District of Columbia.

         Commonwealth and Transnation, and their respective subsidiaries and divisions, provide a complete range of title and closing services through an extensive network of more than 4,000 policy-issuing locations nationwide, including branch offices, independent agents, and approved attorneys. Commonwealth/Transnation operates as a single organization under a unified management team and comprises the third largest title insurance operation in the United States, in terms of total premiums and fees in 1996. Commonwealth/Transnation had premiums and fees of $780.2 million, $671.9 million and $856.8 million for the years 1996, 1995 and 1994, respectively.

         Commonwealth/Transnation is organized into five regions with approximately 340 offices in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. In 1996, California, Texas, Florida, New York, Pennsylvania, Washington and Michigan accounted for approximately 11.0%, 10.5%, 9.6%, 7.7%, 6.4%, 6.0% and 5.7%, respectively, of revenues for premiums and services related to title insurance. No other state accounted for more than 5% of such revenues.

         The table below sets forth, for the years ending December 31, 1994, 1995 and 1996, the approximate dollars and percentages of Commonwealth/Transnation's title insurance premium revenues for the seven states representing the largest percentages of such revenues and for all other states combined:


                                             Years Ended December 31,
                                              (Amounts in thousands)

                               1994                              1995                             1996
                               ----                              ----                             ----
                           Amount        %                  Amount        %                  Amount        %
California             $   89,221       10.4            $   75,996       11.3            $   85,530       11.0
Texas                      90,615       10.6                72,517       10.8                82,160       10.5
Florida                    88,624       10.3                66,651        9.9                74,732        9.6
New York                   57,294        6.7                48,630        7.2                59,722        7.7
Pennsylvania               69,127        8.1                44,578        6.6                49,601        6.4
Washington                 52,567        6.1                41,620        6.2                46,521        6.0
Michigan                   46,781        5.5                39,646        5.9                44,580        5.7
All Others                362,533       42.3               282,298       42.1               337,311       43.1
                          -------       ----               -------       ----               -------       ----
Totals                  $ 856,762      100.0%            $ 671,936      100.0%            $ 780,157      100.0%
                        =========      =====             =========      =====             =========      =====

         The principal executive offices of Commonwealth and Transnation are located at 1700 Market Street, Philadelphia, Pennsylvania 19103, and the telephone number is (215) 241-6000.

         Commonwealth and Transnation are wholly owned subsidiaries of RIC. RIC is a wholly owned subsidiary of Reliance Financial Services Corporation, a Delaware corporation, which is a wholly owned subsidiary of Reliance. Reliance is a publicly held Delaware corporation whose principal business is the ownership of property and casualty and title insurance companies and an information technology consulting company. The common stock of Reliance is traded on the NYSE under the symbol "REL."

         Title Insurance and Other Services. Through various divisions, Commonwealth/Transnation writes title insurance for residential and commercial real estate nationwide and provides escrow and settlement services in connection with real estate closings. The National Title Services division of Commonwealth/Transnation provides specialized title services for large and multi-state commercial transactions. In addition to its nationwide title insurance operations, Commonwealth/Transnation offers a full range of residential real estate services to the national mortgage lending community through its Commonwealth OneStop(R) network. Commonwealth OneStop(R) provides
(i) appraisal management services through the CLT Appraisal Services, Inc. subsidiary, (ii) title insurance services through the National Residential Title Services division, (iii) employee relocation and property disposition services through Commonwealth Relocation Services, Inc., (iv) appraisal information systems through the Day One, Inc. subsidiary and (v) additional services through independent service providers.

         National Title Services Division. The National Title Services division of Commonwealth/Transnation, with thirteen (13) offices located in major metropolitan areas nationwide, delivers complete customized title insurance packages for large commercial, multi-site and interstate real estate transactions. The division consists of numerous title insurance and real estate professionals that comprise an entire network of national branch offices and agents. Expertise on the local level provides the division with a full understanding of varying real estate customs and requirements.

         Commonwealth OneStop(R). Through the Commonwealth OneStop(R) operation, based in Wayne, Pennsylvania, Commonwealth/Transnation provides national and regional lenders with a full range of residential closing services. Lenders can obtain all of the services necessary to complete residential real estate transactions through a single point of contact. Such services are easily accessible through EDI, by facsimile or through COSMOS - Commonwealth/Transnation's electronic mail ordering system. COSMOS offers lenders that have not yet converted to the EDI standard an opportunity to place their orders electronically. The key services on the Commonwealth OneStop(R) network are appraisal management services through CLT Appraisal Services, Inc. and title insurance services through the National Residential Title Services division.

         CLT Appraisal Services, Inc. CLT Appraisal Services, Inc. provides the mortgage lending industry with appraisal services through state-of-the-art technology. A nationwide network of independent licensed or certified fee appraisers provides unbiased, third-party opinions from experienced professionals with knowledge of their local markets. Through a customized computer interface, telephone or facsimile, branch offices can communicate with the national processing center in Wayne, Pennsylvania, which handles all aspects of the process from order placement to status reporting and delivery. Appraisers are screened before being admitted to the network, and they must meet certain standards in education, training, licensing and experience.

         National Residential Title Services Division. In connection with technological advancements that allow real estate transactions to close quickly, the National Residential Title Services division provides lenders with a single point of contact for a full range of residential title services. The service of this division extends to Commonwealth/Transnation's entire network of more than 4,000 policy-issuing locations nationwide, including branch offices, independent agents and approved attorneys. National Residential Title Services provides lenders with the convenience of one-stop shopping and the flexibility of setting up procedures that meet with their individual requirements.

         The National 1031 Exchange Corporation. The National 1031 Exchange Corporation serves as an independent, third party advisor to facilitate tax-deferred real property exchanges under Section 1031 of the Code.

         Commonwealth Relocation Services, Inc. Commonwealth Relocation Services, Inc. ("CRS") is a full-service national relocation management company. CRS provides complete, diversified services that seek to keep relocation activities and costs under control. Founded in 1967, CRS is one of the oldest firms in the relocation business.

         Day One, Inc. Day One, Inc. is a supplier of software for the appraisal and property inspection industry.

         Claims-Paying Ability. Standard & Poors Corporation ("S&P") has assigned an "A-" rating to the claims-paying ability of Commonwealth/Transnation. As a result, Commonwealth/Transnation falls under the major rating category of "A." According to S&P, an "A" category rating is assigned to those companies which have good financial security, but capacity to meet policyholder obligations is somewhat susceptible to adverse economic and underwriting conditions. The addition of plus (+) or minus (-) to a major rating category (in this case, "A") is considered a modifier to show the relative standing of the insurer within the major rating category. There is no separate definition for an "A-" rating. Duff & Phelps has assigned an "A+" rating to the claims-paying ability of Commonwealth/Transnation. Duff & Phelps ratings are based on a quantitative and qualitative analysis, with particular emphasis on fundamental factors, recent operating results, reserves, capitalization and invested assets. According to Duff & Phelps, an "A+" rating is assigned to those companies which have a high claims-paying ability, protection factors are average and there is an expectation of variability in risk over time due to economic and/or underwriting conditions. The S&P and Duff & Phelps ratings are not designed for the protection of investors and do not constitute recommendations to buy, sell or hold any security.

                                 THE ACQUISITION

Description of the Acquisition

         On August 20, 1997, the Company and its subsidiary, Lawyers Title, entered into the original Stock Purchase Agreement with Reliance and RIC. The parties subsequently amended and restated the original Stock Purchase Agreement in an Amended and Restated Stock Purchase Agreement dated as of December 11, 1997. The Stock Purchase Agreement provides that the Company will acquire from RIC all of the issued and outstanding shares of capital stock of Commonwealth and Transnation, both of which will become wholly owned subsidiaries of the Company. The purchase price to be paid by the Company for the acquisition of Commonwealth and Transnation consists of (i) $207.5 million in cash (subject to reduction pursuant to the Stock Purchase Agreement) financed through the Credit Facility, (ii) the issuance to RIC of 4,039,473 shares of Common Stock, (iii) the issuance to RIC of 2,200,000 shares of Series B Preferred Stock, which as of the closing of the Acquisition (the "Closing") will be initially convertible into 4,824,561 shares of Common Stock, and (iv) a cash sum in an amount that is the greater of (a) $31,587,500 or (b) the net proceeds from the public or private offering of 1,750,000 shares of Common Stock after payment of applicable underwriting discounts and commissions or placement agents'
commissions and the fees and expenses of the offering. The Company has entered into the Credit Agreement with Bank of America, individually and as Administrative Agent for a syndicate of eleven (11) other banks, pursuant to which the Credit Facility is available to fund the $207.5 million cash portion of the purchase price. See "-- Bank Financing." The 4,039,473 shares of Common Stock, the 2,200,000 shares of Series B Preferred Stock and the 4,824,561 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (subject to adjustment as provided in the designation of the Series B Preferred Stock) to be issued by the Company to RIC in connection with the Acquisition (collectively, the "Acquisition Shares") will be registered for resale under the Securities Act, pursuant to the terms of a Registration Rights Agreement to be executed by the Company and RIC at the Closing. See "-- Certain Related Agreements."

         The Stock Purchase Agreement provides that the $207.5 million cash portion of the purchase price payable by the Company to RIC at the Closing will be reduced by the greater of (i) the amount, if any, by which the stockholders' equity of Commonwealth/Transnation, as set forth on the unaudited combined balance sheet of Commonwealth/Transnation at September 30, 1997, is less than $270 million, and (ii) the amount, if any, by which the unused dividend paying capacity of Commonwealth/Transnation, determined on a statutory basis, as of the Closing Date is less than (x) $9.0 million for calendar year 1997 if the Closing takes place on or before December 31, 1997, (y) $9.0 million immediately available for dividends if the Closing takes place between January 1, 1998 and February 28, 1998, or (z) $4.5 million immediately available for dividends if the Closing takes place on or after March 1, 1998. The Company presently expects the Closing to occur in February 1998 and, as of the date hereof, has no reason to believe that Commonwealth/Transnation will not have $9.0 million available for dividends as of the expected Closing Date. To the extent, however, that the unused dividend capacity of Commonwealth/Transnation is less than $9.0 million at Closing, the $207.5 million cash purchase price would be reduced accordingly. The provisions of the Stock Purchase Agreement relating to reduction of the cash portion of the purchase price if the stockholders' equity of Commonwealth/Transnation is less than $270 million at September 30, 1997 will not result in a reduction based upon a stockholders' equity of approximately $284 million as reflected in Commonwealth/Transnation's balance sheet as of that date.

         In connection with the transactions contemplated by the Stock Purchase Agreement, the Company, Reliance and RIC have agreed to enter into the Voting and Standstill Agreement, which will be executed at Closing and which provides for, among other things, the designation by RIC of three directors to be nominated and recommended for election to the Board of Directors of the Company (the "RIC Directors") and certain prohibitions on and requirements of Reliance and RIC and their affiliates with respect to (i) acquiring additional shares of Common Stock or Series B Preferred Stock, (ii) voting their shares of Common Stock, (iii) selling or transferring shares of Common Stock, shares of Series B Preferred Stock and shares of Common Stock issuable upon conversion of the Series B Preferred Stock, and (iv) converting shares of Series B Preferred Stock. See "-- Certain Related Agreements."

         Subject to the conditions set forth in the Stock Purchase Agreement, the Closing Date will be such date as is mutually agreed by the parties, provided that all conditions to Closing have been satisfied or waived and the Closing Date is no earlier than the date of delivery to the Company of Commonwealth/Transnation's financial statements for the quarter ended September 30, 1997 nor later than March 31, 1998. The financial statements of Commonwealth/Transnation for the quarter ended September 30, 1997 were delivered to the Company in November 1997. It is expected that the Acquisition will be consummated in February 1998, subject to the receipt of shareholder and regulatory approval. See "-- Regulatory Approvals." In addition, the approval of the shareholders of the Company will be required to consummate the Acquisition. The Board of Directors of the Company approved the original Stock Purchase Agreement and the transactions contemplated thereby at a meeting held on August 20, 1997, approved certain amendments thereto and a restatement thereof at a meeting held December 5, 1997, and have recommended the proposed Acquisition to the shareholders of the Company. The Shareholders will consider the Acquisition at a Special Meeting to be held in February 1998.

         The consummation of the Acquisition is a condition to the consummation of the Offering. As described above, the Acquisition is conditioned upon the sale by the Company of 1,750,000 shares of Common Stock in a private offering or a public offering such as the Offering hereunder.

Bank Financing

         Generally. On November 7, 1997, the Company entered into the Credit Agreement with Bank of America, individually and as Administrative Agent (the "Agent") for a syndicate of eleven (11) other banks (together with Bank of America, the "Banks"), pursuant to which the Credit Facility, in an aggregate principal amount of up to $237.5 million, is available, subject to satisfaction of certain conditions described below, to (i) finance the $207.5 million payment to RIC in connection with the Acquisition, and (ii) provide up to $30 million for general corporate purposes. A copy of the Credit Agreement has been filed with the Commission on Form 8-K and is incorporated by reference into this Prospectus. The following summary of the material provisions of the Credit Agreement is qualified in its entirety by reference to the complete text of the actual agreement.

         Conditions. Each extension of credit under the Credit Facility (a "Loan") is conditioned upon (i) the receipt by the Agent of a Notice of Borrowing, (ii) the continuing validity of the representations and warranties made by the Company in the Credit Agreement as if made on and as of the date of each Loan (except to extent such representations and warranties expressly refer to an earlier date); and (iii) the absence of any Default or Event of Default (as such terms are defined in the Credit Agreement) as of, or resulting from, such Loan. As of December 31, 1997, the Company had an aggregate amount of $4.0 million in Loans outstanding under the Credit Facility, representing amounts that were outstanding under prior credit facilities.

         The  initial  Loan  that  causes  the  aggregate  principal  amount  of outstanding Loans under the Credit Agreement to exceed $30 million is conditioned upon, among other things, (i) substantially contemporaneous consummation of the Acquisition; (ii) there being no Default or Event of Default at such time or arising therefrom; and (iii) satisfaction of certain additional conditions customary to financing transactions of the kind contemplated by the Credit Facility.

         Term. The Credit Facility is a five-year senior unsecured revolving credit facility which will terminate with all outstanding amounts being due and payable November 7, 2002 (the "Termination Date"), unless extended as provided in the Credit Agreement. On November 7, 1998 and November 7, 1999, the first and second anniversaries of the closing date of the Credit Facility, the Termination Date may be extended at the request of the Company for one additional year if unanimously approved by the Banks in their discretion.

         Interest Rate. Prior to an Event of Default, interest shall accrue on the outstanding principal balance of the Loans, at the Company's option, based upon (i) the IBOR (reserve adjusted) for one, two, three or six months, or (ii) Bank of America's Base Rate as defined in the Credit Agreement. During the pendency of any Event of Default, interest on the outstanding principal balance of the Loans will accrue at a rate equal to Bank of America's Base Rate plus two percent (2.0%) per annum.

         Dividend Restrictions. The Credit Agreement contains certain covenants which restrict, or may have the effect of restricting, the payment of dividends or distributions, and the purchase or redemption by the Company of its capital stock. The Credit Agreement generally limits the aggregate amount of all cash dividends and stock repurchases by the Company to 25% of its cumulative consolidated net income arising after December 31, 1996. However, the Company may declare and make dividend payments or other distributions payable solely in its Common Stock, and is also permitted to repurchase shares of its Common Stock with the proceeds from a substantially concurrent issue of new shares of its Common Stock.

         The Credit Agreement also sets forth certain financial covenants that may indirectly restrict the payment of cash dividends by the Company. The Credit Agreement requires the Company's insurance subsidiary, Lawyers Title, to maintain a statutory surplus of approximately $120.5 million and, following consummation of the Acquisition, Commonwealth is required to maintain a statutory surplus of approximately $108.4 million. As of September 30, 1997, the statutory surplus of Lawyers Title was approximately $150.6 million, and the statutory surplus of Commonwealth was approximately $135.4 million. The Company is required to maintain a debt to total capitalization ratio of 40%, 37.5%, 35%, 32% and 30%, for the fiscal years ending December 31, 1998, 1999, 2000, 2001 and after 2001, respectively. The Company also must maintain a debt service coverage ratio greater than or equal to 2.25 to 1.0.

         Management does not believe that the restrictions contained in the Credit Agreement will, in the foreseeable future, adversely affect the Company's ability to pay cash dividends at the current dividend rate.

         Covenants, Warranties and Events of Default. The Credit Agreement contains customary affirmative covenants including covenants pertaining to compliance with laws, delivery of financial statements, maintenance of corporate existence, maintenance of property, maintenance of appropriate insurance, and maintenance of books and records. In addition to the restrictions on dividends described above, the Credit Agreement also includes various negative covenants, including restrictions on certain additional indebtedness, guarantees, liens, and share repurchases, and restrictions on certain asset dispositions, certain loans and investments, transactions with affiliates and acquisitions.

         The aggregate Credit Facility commitment shall be reduced by 100% of the net cash proceeds from the issuance of debt or 75% of the net cash proceeds from the issuance of any equity (excluding any equity issuances related to the Acquisition). In addition, the Credit Agreement contains (i) customary provisions protecting the Banks in the event of the unavailability of funding, illegality, increased costs, change of circumstance, capital adequacy charges and funding losses and indemnities; (ii) representations and warranties customary to credit agreements for similar transactions; (iii) events of default customary for financings of a similar kind, including defaults arising from non-payment of principal and interest and fees, failure to meet covenants, inaccurate or false representations and warranties, bankruptcy or insolvency, default under other indebtedness and change of control.

         Indemnification. The Credit Agreement requires the Company to indemnify and hold harmless each of the Agent, BancAmerica Robertson Stephens (as Arranger of the Credit Facility), the Banks and their respective directors, officers, employees and affiliates from and against any and all losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) and expenses that arise out of, result from or in any way relate to the Credit Agreement, and to reimburse each indemnified person, upon its demand, for any legal or other expenses reasonably incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding, except to the extent incurred by any indemnified person by reason of the gross negligence or willful misconduct of such person.

Amendment to Articles of Incorporation of the Company

         Upon the consummation of the Acquisition, the Company's Charter will be amended to (i) establish a series of the Preferred Stock to be designated as "7% Series B Cumulative Convertible Preferred Stock," (ii) change the name of the Company from "Lawyers Title Corporation" to "LandAmerica Financial Group, Inc." and (iii) increase the number of authorized shares of Series A Junior Participating Preferred Stock to 200,000 in order to reserve a sufficient number of shares for issuance in connection with the Rights (as defined below) under the Amended and Restated Rights Agreement (as defined below). See "-- Certain Related Agreements."

Stock Exchange Listing

         The Common Stock is listed and trades on the NYSE under the symbol "LTI." It is a condition to the consummation of the Acquisition that the shares of the Common Stock to be issued to RIC on the Closing Date and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock shall have been approved for listing on the NYSE, subject only to official notice of issuance.

         The Company has reserved the symbol "LFG" on the NYSE for use upon consummation of the Acquisition and shareholder approval of the proposed change in the name of the Company to "LandAmerica Financial Group, Inc." This symbol is expected to be effective on and after the Closing Date.

Resales of the Company's Securities

         All of the Acquisition Shares to be issued to RIC pursuant to the Stock Purchase Agreement will be registered under the Securities Act by the Company for resale into the public market in accordance with the terms of a Registration Rights Agreement (the "Registration Rights Agreement") to be executed by the Company and RIC on the Closing Date. As a result, the Acquisition Shares may be sold pursuant to an effective registration statement as provided by the Registration Rights Agreement or pursuant to Rule 144 or any other applicable exemption from registration under the Securities Act. See "Shares Eligible for Future Sale."

The Stock Purchase Agreement

         Representations and Warranties and Certain Covenants of the Parties. The Stock Purchase Agreement contains customary representations and warranties by each of the Company, Lawyers Title and RIC. In addition, RIC has agreed that, prior to the Closing Date, RIC will cause Commonwealth and Transnation to carry on their respective businesses only in the ordinary course of business, consistent with regular custom and practice, and RIC will use its Best Efforts (as defined in the Stock Purchase Agreement) to maintain the value of the Commonwealth and Transnation businesses as going concerns and the relationships of Commonwealth and Transnation with customers, suppliers, vendors, employees, agents, referral sources and governmental authorities. The Stock Purchase Agreement contains covenants that, among other things, (i) restrict the actions of the parties regarding the solicitation of takeover proposals and the solicitation of employment of individuals who are employees of Commonwealth or Transnation, or any of their subsidiaries, by RIC, (ii) prohibit RIC and its affiliates for a certain period of time from competing with the Company in the title insurance business following consummation of the Acquisition, (iii) provide for the public or private sale of 1,750,000 shares of Common Stock by the Company, and (iv) are customary to transactions similar to the Acquisition.

         Closing Conditions. The obligation of the Company and RIC to close the Acquisition is subject to various conditions, including approval of the Stock Purchase Agreement and the transactions contemplated thereby by the Company's shareholders; the receipt of all requisite approvals by the appropriate regulatory agencies; the absence of any action to delay or enjoin the consummation of the Acquisition; the absence of any law prohibiting the Acquisition; the accuracy of each party's representations and warranties as of the Closing Date and the performance by each party of all obligations required to be performed by it under the Stock Purchase Agreement at or prior to the Closing Date; the execution by the parties of each of the closing agreements to which they are a party and the receipt of opinions of counsel with respect to certain legal matters; and the delivery by each party of a written update of its disclosure letter delivered upon execution of the Stock Purchase Agreement. In addition to the foregoing, the Company's obligation to close is conditioned upon the absence of any "affiliate debt" (as defined in the Stock Purchase Agreement) or other debt or advances owed to Commonwealth, Transnation or any of their subsidiaries by RIC or its affiliates or by any present or former employee, officer, shareholder or director of RIC. The obligation of RIC to close is also subject to additional conditions, including the delivery by the Company of the purchase price for the Acquisition; the listing on the NYSE of the Common Stock to be issued to RIC and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock; the continued effectiveness of the Company's
Amended and Restated Rights Agreement; and the election of the directors designated by RIC to the Company's Board of Directors as required by the Voting and Standstill Agreement. Any of the foregoing conditions to Closing (other than conditions relating to approval by the Company's shareholders and the receipt of all necessary regulatory approvals) may be waived by the parties.

         No assurances can be provided as to when or if all of the conditions precedent to the Acquisition can or will be satisfied or waived by the appropriate party. As of the date of this Prospectus, the Company has no reason to believe that any of the conditions set forth in the Stock Purchase Agreement will not be satisfied.

         Amendment, Waiver and Termination. The Company and RIC may amend the Stock Purchase Agreement by written agreement at any time before or after approval by the shareholders of the Company. The Stock Purchase Agreement also permits a party to waive compliance by another party with any of the provisions thereof. The Stock Purchase Agreement may be terminated at any time prior to the Closing Date (i) by mutual written consent of the Company and RIC or (ii) by written notice by either the Company or RIC in the event of certain breaches or failures to satisfy the conditions to Closing.

         If either the Company or RIC terminates the Stock Purchase Agreement pursuant to the exercise of its fiduciary duties, then the terminating party is required to pay the non-terminating party the sum of $14.0 million in



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

cash in immediately available funds contemporaneously with the delivery of its written notice of termination. In addition, the Company is obligated to pay RIC the sum of $14.0 million in cash if the Company's shareholders fail to approve the transaction following certain public announcements.

Certain Related Agreements

         Voting and Standstill Agreement. The Company, Reliance and RIC have agreed to enter into the Voting and Standstill Agreement to be executed at Closing that, among other things, (i) provides for the designation by RIC of three (3) directors to be nominated and recommended for election to the Board of Directors of the Company, (ii) prohibits Reliance and RIC and their affiliates from acquiring any additional shares of Common Stock or Series B Preferred Stock (except as permitted under the Voting and Standstill Agreement), (iii) requires that Reliance and RIC and their affiliates vote their shares of Common Stock in a certain manner depending upon the matter that is subject to a vote of the Company's shareholders, (iv) requires the sale of all 4,039,473 shares of Common Stock received by RIC from the Company pursuant to the Stock Purchase Agreement within 6 1/2 years after the effective date of the resale registration statement for such shares (subject to extension as provided in the Voting and Standstill Agreement), (v) requires RIC, with respect to the Series B Preferred Stock received by RIC from the Company on the Closing Date and any shares of Common Stock received upon conversion of such shares of Series B Preferred Stock, to sell so many of the shares of Series B Preferred Stock or shares of Common Stock received upon conversion thereof held by it or its affiliates as is necessary to reduce the RIC Ownership Percentage (as defined below) to less than 20% of the Adjusted Outstanding Shares (as defined below) by not later than 8 1/2 years after the effective date of the registration statement for such shares (subject to extension as provided in the Voting and Standstill Agreement), (vi) restricts the ability of RIC and its affiliates to convert the shares of Series B Preferred Stock then held by them until all of the 4,039,473 shares of Common Stock (and certain additional shares that may be issued with respect to such shares) have been sold to persons that are not, at the time of the sale, conveyance or transfer, an affiliate of RIC, provided that such restriction shall not apply upon the occurrence of certain specified events set forth in the Voting and Standstill Agreement, and (vii) prohibits the knowing transfer of the Acquisition Shares to any person or group if, as a result of such transfer, such person or group would have beneficial ownership of Common Stock representing in the aggregate more than 9.9% of the issued and outstanding shares of Common Stock (subject to exceptions set forth in the Voting and Standstill Agreement).

         "RIC Ownership Percentage" means, at any time, the percentage of the Adjusted Outstanding Shares that is beneficially owned in the aggregate by RIC and its affiliates. "Adjusted Outstanding Shares" means, at any time and with respect to the determination of the RIC Ownership Percentage as it relates to RIC and its affiliates, the total number of shares of Common Stock then issued and outstanding together with the total number of shares of Common Stock not then issued and outstanding that would be outstanding if (x) all then existing shares of Series B Preferred Stock had been converted and (y) all then existing warrants and options exercisable into shares of Common Stock had been exercised (other than underwriters' over-allotment options and stock options granted under benefit plans of the Company or any of its affiliates), but excluding any rights that may be exercisable under the Company's Amended and Restated Rights Agreement.

         Covenants Regarding Non-Performance Remedies. The provisions of the Series B Preferred Stock will contain covenants that will entitle RIC to certain rights in specific default situations. Upon the occurrence of certain events, RIC will be entitled to additional seats on the Company's Board of Directors, and Reliance, RIC and their affiliates will no longer be subject to certain restrictions under the Voting and Standstill Agreement. Such events include the following: (i) the Company's combined ratio exceeds the weighted average of the combined ratios of certain predetermined comparable title insurance companies by more than five percentage points for any twelve month period and the Company's claims-paying ability rating is downgraded by two ratings agencies to or below a rating of "BBB -"; (ii) the Company fails to pay a dividend on the Series B Preferred Stock on one occasion, on two occasions, whether or not consecutive, and on three occasions, whether or not consecutive, and (iii) the Company defaults on any of its material debt obligations in excess of $15 million (individually or at any one time in the aggregate). See "Description of Capital Stock -- Acquisition Covenants Regarding Non-Performance Remedies."

         Amended  and  Restated  Rights   Agreement.   Pursuant  to  the  Rights
Agreement, dated as of October 1, 1991, between the Company and Sovran Bank, N.A., as Rights Agent, one preferred share purchase right (a "Right") was issued for each share of Common Stock then outstanding. The Rights Agreement was amended on June 22, 1992 to appoint Wachovia Bank of North Carolina, N.A., as the successor to the Rights Agent. In connection with the execution of the original Stock Purchase Agreement on August 20, 1997 and the Amended and Restated Stock Purchase Agreement on December 11, 1997, the Company executed an Amended and Restated Rights Agreement, dated August 20, 1997, and a First
Amendment to Amended and Restated Rights Agreement, dated December 11, 1997, with Wachovia Bank, N.A., as Rights Agent (together, the "Amended and Restated Rights Agreement"), copies of which have been filed with the Commission on Current Reports on Form 8-K and are incorporated by reference into this Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference."

         The Amended and Restated Rights Agreement provides, among other things, that (i) the approval, execution, delivery and performance of the original Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement or the Voting and Standstill Agreement, and any acquisition of the Acquisition Shares by RIC or its affiliates as contemplated by the original Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement or the Voting and Standstill Agreement, will not cause the Rights to become exercisable, (ii) the exercise price of the Rights shall be $85 per Right, an increase from $65 per Right to reflect current conditions, and (iii) the Rights shall not be exercisable after August 20, 2007, thereby extending the termination date of the Rights from October 1, 2001. See "Description of Capital Stock -- Preferred Share Purchase Rights."

         Registration Rights Agreement. On the Closing Date, the Company and RIC will enter into the Registration Rights Agreement. In accordance with the procedures set forth in the Registration Rights Agreement, the Company will file one or more Registration Statements with the Commission to register the resale of the Acquisition Shares under the Securities Act and, after such Registration Statement(s) become effective, use its best efforts to maintain the effectiveness of any such Registration Statement(s) for specified time periods.

Regulatory Approvals

         Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules and regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), the Acquisition may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. The Company and Reliance filed notification and report forms under the HSR Act with the FTC and the Department of Justice on September 5, 1997. On October 3, 1997, prior to the expiration of the required thirty (30) day waiting period under the HSR Act, the Company and Reliance received a request for additional information from the FTC. The request for additional information has the effect of extending the thirty (30) day waiting period until twenty (20) days after the Company and Reliance have each "substantially complied" (as such term is defined under the HSR Act) with such request, unless the FTC or the Department of Justice voluntarily terminates the waiting period prior to substantial compliance. On October 31, 1997 and November 25, 1997, the Company and Reliance filed responses to the FTC's request that provided additional information. On December 16, 1997, the Company and Reliance notified the FTC of the amendment and restatement of the original Stock Purchase Agreement. As of the date hereof, the additional twenty (20) day waiting period has not commenced and the FTC has not voluntarily terminated the waiting period. At any time before or after the consummation of the Acquisition, the FTC or the Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Acquisition or seeking divestiture of certain assets of the Company or Commonwealth/Transnation. At any time before or after the consummation of the Acquisition, and notwithstanding that the HSR Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Acquisition or seeking divestiture of certain assets of the Company or Commonwealth/Transnation. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

         Based upon available information, the Company believes that the Acquisition can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Acquisition on antitrust grounds will not be made or that, if such a challenge is made, the



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

Company would prevail or would not be required to accept certain conditions in order to consummate the Acquisition.

         Insurance. The Acquisition is also subject to the receipt of necessary approvals from various state insurance departments. In September 1997, the Company and Reliance (and certain of its affiliates) filed an Application for Approval of Acquisition of Control of or Merger with a Domestic Insurer (Form A) in a total of thirteen (13) states where such filings were required. On December 15, 1997, the Company and Reliance notified state insurance departments, where required to do so, of the amendment and restatement of the original Stock Purchase Agreement. The insurance laws and regulations of certain of the states wherein such Form A filings were made require hearings by the state insurance departments before deciding whether to grant approval of an acquisition described in a Form A filing. As of December 9, 1997, all such required hearings had been completed. In certain of the states that do not require a hearing prior to approval, the Company and Reliance would be entitled to a hearing in the event the state insurance department proposed not to grant the approval. As of the date hereof, approvals have been obtained in six (6) states and are pending in the remaining seven (7) states. The Company has no reason to believe that the remaining approvals will not be obtained.

         In addition to the Form A filings, on October 24, 1997, the Company and Reliance filed Pre-Acquisition Notification Forms Regarding the Potential Competitive Impact of a Proposed Merger or Acquisition by a Non-Domiciliary Insurer Doing Business in this State or by a Domestic Insurer (Form E) in seventeen (17) states where such filings were required. The Form E filings are generally reviewed within thirty (30) days after filing with the state insurance departments, which may request additional information on the competitive impact of a proposed acquisition. The thirty (30) day time period expired on November 24, 1997. As of that date, the Company and Reliance had received requests for supplemental information from four (4) states. Although the Company and Reliance have responded to such requests, the applicable state insurance department generally may take up to an additional thirty (30) days from the date it receives the response containing the requested supplemental information to approve an acquisition. In three (3) of those four (4) states, approvals are pending. The Company and Reliance have received the approval of the remaining fourteen (14) states where the Form E's were filed.

Accounting Treatment

         The Acquisition will be accounted for by the Company using the "purchase" method of accounting in accordance with Accounting Principles Board Opinion No. 16. Under purchase accounting, the fair market value of the consideration given, and the market value of the liabilities assumed, by the Company in the Acquisition will be used as the basis of the purchase price. The assets and liabilities of Commonwealth/Transnation will be revalued to their respective fair market values. The financial statements of the Company will reflect the combined operations of the Company and Commonwealth/Transnation from the Closing Date of the Acquisition.

Certain Federal Income Tax Consequences

         The consummation of the Acquisition will not be a taxable event for federal income tax purposes for the Company or the shareholders of the Company.

         Pursuant to the Stock Purchase Agreement, RIC agreed to (i) sell all of the capital stock of Commonwealth and Transnation to the Company and (ii) join with the Company in the filing of an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Code"), and any comparable election under state, local or foreign tax law. These elections should result in the Acquisition being deemed to be a sale of Commonwealth's assets and Transnation's assets for federal income tax purposes with Commonwealth and Transnation being deemed to have sold their assets while still a member of RIC's "affiliated group" (as defined in the Code). Accordingly, the economic burden of taxation resulting from the deemed asset sale by Commonwealth and Transnation will be borne by RIC.

         The discussion set forth above as to the material federal income tax consequences of the Acquisition is based upon the provisions of the Code, applicable Treasury Regulations thereunder, judicial decisions and current administrative rulings, any of which may be changed at any time with retroactive effect. The discussion does not address any aspect of state, local or foreign taxation. No rulings have been or will be requested from the IRS with respect to any of the matters discussed herein. There can be no assurance that future legislation, regulations, administrative rulings or court decisions would not alter the tax consequences set forth above.

                MANAGEMENT AND OWNERSHIP OF THE COMBINED COMPANY

Board of Directors

         Upon the consummation of the Acquisition, the Company will increase the size of its Board of Directors from ten (10) to fourteen (14) directors. At that time, the Company will appoint Herbert Wender, the Chief Executive Officer of Commonwealth and Transnation, as a director to fill one of the newly created vacancies on the Board of Directors. In addition, the Company will appoint
Robert M. Steinberg, George E. Bello and Lowell C. Freiberg as initial RIC Directors to fill the remaining vacancies on the Board of Directors. See "The Acquisition -- Description of the Acquisition" and "-- Certain Related Agreements." Similar to its current structure, the post-Acquisition Board of Directors will be divided into three classes, two of which will consist of five directors each and one of which will consist of four directors. Mr. Wender will be placed in Class I, and one RIC Director will be placed in each of the three classes.

         The current members of the Board of Directors will continue to serve in their respective classes and will serve staggered three-year terms expiring in 1998, 1999 and 2000, respectively. Mr. Wender and the RIC Directors will serve as directors until the 1998 annual meeting of shareholders of the Company. At that meeting, the Board of Directors will present for election such directors to serve for the remaining terms of their respective classes, expiring in 1999 and 2000 (for Classes II and III) and for a three-year term expiring in 2001 (for Class I).

         The following table sets forth the composition of the Board of Directors following the consummation of the Acquisition.

               Class I                                Class II                               Class III
       (Term Expiring in 1998)                 (Term Expiring in 1999)                (Term Expiring in 2000)

        Charles H. Foster, Jr.                    J. Garnett Nelson                       Janet A. Alpert
           Herbert Wender*                     Robert F. Norfleet, Jr.                    Michael Dinkins
          George E. Bello**                     Robert M. Steinberg**                       James Ermer
      Theodore L. Chandler, Jr.                    Eugene P. Trani                     Lowell C. Freiberg**
         Marshall B. Wishnack                                                             John P. McCann

--------------

*        Chief Executive Officer of Commonwealth and Transnation.
**       RIC Director.

         Charles H. Foster, Jr. will continue to serve as Chairman of the Board, and Herbert Wender will become Vice-Chairman of the Board.

         The following paragraphs set forth certain information, as of December 5, 1997, for each of the persons who are expected to serve as directors of the Company following the consummation of the Acquisition. Unless otherwise indicated, each director has held his or her current position for more than five years.

                         Class I (Term Expiring in 1998)

         George E. Bello, 62, has been Executive Vice President and Controller and a director of Reliance since 1982. Mr. Bello is a director of Zenith National Insurance Corp., United Dental Care, Inc. and Horizon Mental Health Management, Inc.

         Theodore L. Chandler, Jr., 45, has been a director of the Company since 1991 and is a member of Williams Mullen Christian & Dobbins, a law firm in Richmond, Virginia. Mr. Chandler is a director of Hilb, Rogal and Hamilton Company and Open Plan Systems, Inc. Williams Mullen Christian & Dobbins acts as counsel to the Company. See "Legal Matters."

         Charles H. Foster, Jr., 53, has been a director of the Company since 1991 and is Chairman of the Board and Chief Executive Officer of the Company and of Lawyers Title Corporation. Mr. Foster is a director of Universal Corporation.

         Herbert Wender, 60, has been Chairman and Chief Executive Officer of Commonwealth since 1983 and Chairman and Chief Executive Officer of Transnation since 1990. Mr. Wender has also been Chairman of the Board of CMAC Investment Corporation, a private mortgage insurance company, since 1992.

         Marshall B. Wishnack, 50, has been a director of the Company since 1991 and has been Chairman and Chief Executive Officer of Wheat First Butcher Singer, Inc. ("Wheat"), an investment banking and securities brokerage company, since April 1, 1997. Prior to April 1, 1997, he was President and Chief Executive Officer of Wheat, a position that he held for more than five years. Mr. Wishnack is a director of Best Products, Inc. and S&K Famous Brands. Wheat provides investment management and securities brokerage services to the Company. See "Underwriting."

                        Class II (Term Expiring in 1999)

         J. Garnett Nelson, 57, has been a director of the Company since 1991 and has been President of Mid-Atlantic Holdings, L.L.C., a consulting and business acquisitions company. Prior to February 1995, he was Senior Vice President - Investments of The Life Insurance Company of Virginia, and Senior Executive Director of Aon Advisors, Inc., an investment advisor, positions that he held for more than five years. Mr. Nelson is a director of Mentor Income Fund, Inc., Aon Asset Management Fund, Inc. and Life of Virginia Series Fund, Inc.

         Robert F. Norfleet, Jr., 56, has been a director of the Company since 1991 and has been a consultant in the capacity of director of Client Relations for the Trust and Investment Management Group of Crestar Bank since March 1996. Prior to March 1996, he was Corporate Executive Vice President and Senior Credit Officer of Crestar Bank. Prior to 1994, Mr. Norfleet was President - Capital Region and Executive Vice President - Corporate Banking of Crestar Bank, positions that he held for more than five years.

         Robert M. Steinberg, 55, has been President and Chief Operating Officer of Reliance since 1982 and a director of Reliance since 1981. Mr. Steinberg has also been Chairman of the Board and Chief Executive Officer of RIC since 1984. Mr. Steinberg is a director of Zenith National Insurance Corp.

         Eugene P. Trani, 57, has been a director of the Company since 1993 and is President of Virginia Commonwealth University, an urban, public research university. Mr. Trani is a director of Crestar Financial Corporation and Heilig-Meyers Company.

                        Class III (Term Expiring in 2000)

         Janet A. Alpert, 50, has been a director of the Company since 1994 and has been President and Chief Operating Officer of the Company and of Lawyers Title since 1992. From October 1991 to December 1992, Ms. Alpert was Executive Vice President of the Company, and, from January 1989 to December 1992, she was Executive Vice President - Western Operations of Lawyers Title.

         Michael Dinkins, 43, has been a director of the Company since 1997 and has been Senior Vice President of Finance and Administration and Chief Financial Officer of CulturalAccessWorldwide, Inc., an outsourced marketing services company, since 1997. Prior to joining CulturalAccessWorldwide, Inc., Mr. Dinkins was President of the Graphic Communications Group of Cadmus Communications Corporation ("Cadmus"), a printing, marketing and publishing company. From September 1993 to May 1995, he was Vice President and Chief Financial Officer of Cadmus, and, from 1992 to 1993, he was Manager Finance (for Marketing in 1993 and for Sales in 1992) for GE Appliances, a division of General Electric Co.

         James Ermer, 54, has been a director of the Company since 1991 and is retired. From April 1995 to December 1996, he was Executive Vice President - Strategic Planning and Corporate Development of CSX

Corporation ("CSX"), a railroad and transportation company. Prior to April 1995, he was Senior Vice President - Finance and Chief Financial Officer of CSX, a position that he held for more than five years. Mr. Ermer is a Director and trustee of Nations Fund Group of Mutual Funds.

         Lowell C. Freiberg, 58, has been Chief Financial Officer of Reliance since 1985 and Senior Vice President and a director of Reliance since 1982. Mr. Freiberg also served as Treasurer of Reliance from 1982 to March 1994. Mr. Freiberg is a director of Symbol Technologies, Inc.

         John P. McCann, 52, has been a director of the Company since 1997 and is Chairman, President and Chief Executive Officer and a director of United Dominion Realty Trust, Inc., an apartment Real Estate Investment Trust. Mr. McCann is also a director of Storage USA, Inc.

Continuing Board Representation of RIC

         The continuing representation of RIC on the Board of Directors is provided for in the Voting and Standstill Agreement. The Board of Directors is required, during the term of the Voting and Standstill Agreement, to nominate and recommend for election the three RIC Directors that RIC is entitled to have thereunder. However, as a condition to his or her appointment to the Board of Directors, each RIC Director will execute a resignation agreement and provide the same to the Company and RIC. Such agreement will require the RIC Director to resign from the Board of Directors as RIC reduces its holdings of Common Stock and Series B Preferred Stock, as described below. As long as RIC owns, on a fully-diluted basis, 20% or more of the issued and outstanding shares of Common Stock, RIC will be entitled to three members of the Board of Directors. At the time when such ownership percentage is less than 20%, but more than 15%, the two RIC Directors with the shortest remaining terms of office (i.e., those RIC Directors that are scheduled to stand for election as directors at the next two annual meetings of the Company's shareholders at that time) shall resign immediately from the Board of Directors. The third RIC Director may complete the remainder of his unexpired term at that time, but such director shall resign upon the earlier of (i) the date that RIC's ownership percentage is less than 15% or (ii) the expiration of the period in which RIC is required to dispose of its shares of Series B Preferred Stock. If RIC's fully diluted ownership percentage shall be reduced from more than 20% to less than 15% at the same time, all three RIC Directors then in office shall resign immediately. See "The Acquisition -- Description of the Acquisition" and "-- Certain Related Agreements."

Nominating Committee

         To facilitate the Company's compliance with its obligations under the Voting and Standstill Agreement, the Board of Directors will establish a Nominating Committee effective as of the Closing Date of the Acquisition. It is expected that the Nominating Committee will consist of at least three directors, one of whom will be a RIC Director.

Committee Representation of RIC

         The representation of the RIC Directors on the committees of the Board of Directors is subject to the provisions of the Voting and Standstill Agreement. See "The Acquisition -- Description of the Acquisition" and "-- Certain Related Agreements." RIC will be entitled to have one RIC Director represented on each committee of the Board of Directors until the earlier of (i) the date that RIC's ownership percentage is less than 20% or (ii) the expiration of the period in which RIC is required to dispose of its shares of Series B Preferred Stock. Once the number of RIC Directors has been reduced to one, the remaining RIC Director may maintain his membership on any committee on which he may then be serving until the earliest of (i) the expiration of his term as a director, (ii) the date that RIC's ownership percentage is less than 15%, or
(iii) the expiration of the period in which RIC is required to dispose of its shares of Series B Preferred Stock.

Executive Officers

         Following  the   consummation   of  the   Acquisition,   the  following
individuals are expected to serve initially as the principal executive officers of the Company.

Name                           Current Position                             Expected Position

Charles H. Foster, Jr.         Chairman and Chief Executive Officer of      Chairman and Chief Executive Officer
                               the Company

Herbert Wender                 Chairman and Chief Executive Officer of      Vice-Chairman and Chief Operating
                               Commonwealth and Transnation                 Officer

Janet A. Alpert                President and Chief Operating Officer of     President
                               the Company

Jeffrey A. Tischler            Executive Vice President and Chief           Executive Vice President
                               Financial and Administrative Officer of      and Chief Financial Officer
                               Commonwealth and Transnation

G. William Evans               Vice President and Treasurer of the Company  Executive Vice President -
                                                                            Information Technology

                          DESCRIPTION OF CAPITAL STOCK

         The following summary description of the capital stock of the Company is qualified in its entirety by reference to applicable provisions of Virginia law and the Company's Charter and Bylaws, the complete text of which are on file with the Commission.

Authorized and Outstanding Capital Stock

         The Company's authorized capital stock consists of 45,000,000 shares of Common Stock, without par value, and 5,000,000 shares of preferred stock, without par value (the "Preferred Stock"). At January 7, 1998, there were 8,968,370 shares of Common Stock issued and outstanding, No shares of Preferred Stock have been issued.

Common Stock

         The holders of Common Stock are entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares exclusively possess all voting power. The Company's Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders.

Preferred Stock

         Under the Company's Charter, the Board of Directors, without shareholder approval, is authorized to issue shares of Preferred Stock in one or more series and to designate, with respect to each such series of Preferred Stock, the number of shares in each such series, the dividend rates, preferences and date of payment, voluntary and involuntary liquidation preferences, the availability of redemption and the prices at which it may occur, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of any other class or series, and the voting rights, if any. Any Preferred Stock issued may be senior to the Common Stock as to dividends and as to distribution in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Common Stock.

         The Board of Directors has authorized and reserved 200,000 shares of Series A Junior Participating Preferred Stock, without par value (the "Series A Preferred Stock"), for issuance upon the exercise of the preferred share purchase rights (the "Rights") described below. See "-- Preferred Share Purchase Rights." Upon the approval of the Acquisition by the Company's shareholders, the Board of Directors will have further authorized and reserved 2,200,000 shares of Series B Preferred Stock for issuance to RIC upon the consummation of the Acquisition. See "-- Series B Preferred Stock." The reservation of both the Series A Preferred Stock and Series B Preferred Stock as described above will become effective upon amendment of the Company's Charter with the Virginia State Corporation Commission in conjunction with the consummation of the Acquisition.

         The creation and issuance of any other series of Preferred Stock, and the relative rights and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, then-existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

Preemptive Rights

         No holder of any share of Common Stock or Preferred Stock has any preemptive right to subscribe to any securities of the Company of any kind or class.

Series B Preferred Stock

         General. The following summary is a brief description of the terms of the Series B Preferred Stock to be issued to RIC upon consummation of the Acquisition. The description of the Series B Preferred Stock is qualified in its entirety by reference to the exhibit to the Articles of Amendment to the Company's Charter that contain the designation of the Series B Preferred Stock, the complete text of which is on file with the Commission (the "Preferred Stock Designation"). See "Incorporation of Certain Documents by Reference."

         Dividend Rights. The holders of Series B Preferred Stock will be entitled to receive when and as declared by the Board of Directors, out of funds legally available therefor, quarterly cumulative cash dividends at an annual rate of seven percent (7%) of the stated value of $50.00 per share, or $3.50 per share. Such dividends will be payable on the last day of March, June, September and December of each year, commencing on the date on which shares of the Series B Preferred Stock are initially issued by the Company (the "Initial Issuance Date").

         Dividends on the Series B Preferred Stock will be cumulative. As a result, if the Board of Directors chooses not to declare a dividend on the Series B Preferred Stock for a particular dividend period, holders of the Series B Preferred Stock will retain the right to receive that dividend in the future. The Board of Directors may declare dividends that are in arrears at any time.

         The Series B Preferred Stock will be senior to the Common Stock and the Series A Preferred Stock. Accordingly, no dividends may be declared, paid or set aside, on the Common Stock and the Series A Preferred Stock unless all dividends on the Series B Preferred Stock, including all unpaid dividends for past periods, have been paid in cash or cash sums sufficient therefor have been set aside.

         Each dividend on the Series B Preferred Stock will be payable to holders of record as of the 15th day of the month in which the dividend is payable or such other date as may be fixed by the Board of Directors, which date shall not be less than 10 days or more than 30 days prior to the date of payment.

         Holders of the Series B Preferred Stock will not be entitled to receive any dividends in excess of the dividends described above and, except as provided in the provisions of the Series B Preferred Stock, will not be entitled to participate in the earnings or assets of the Company.

         Conversion Rights. Shares of the Series B Preferred Stock will be convertible at any time at the option of the holder into fully-paid and nonassessable shares of Common Stock at a conversion price of $22.80 per share of Common Stock (equivalent to a Conversion Ratio of approximately 2.193 shares of Common Stock for each share of Series B Preferred Stock), subject to adjustment as described below (the "Conversion Price").

         To protect against dilution, the Conversion Price will be subject to adjustment from time to time upon certain events, including the issuance of Common Stock as a dividend or distribution on shares of Common Stock, splits or combinations of outstanding shares of Common Stock, the issuance to holders of Common Stock generally of options, rights or warrants to subscribe for Common Stock or other securities of the Company at less than the current market price of the Common Stock, or the issuance of Common Stock upon the exercise of the Rights.

         If the Company (i) consolidates with or merges into any other person and is not the continuing or surviving corporation of such consolidation or merger, (ii) permits any other person to consolidate with or merge into the Company and the Company is the continuing or surviving person but, in connection with such consolidation or merger, the Common Stock is changed into or exchanged for stock or other securities of any other person or cash or any other property,
(iii) transfers all or substantially all of the assets or property of the Company to any other person, or (iv) effects a capital reorganization or reclassification of the Common Stock (other than a capital reorganization or reclassification resulting in the issue of additional shares of Common Stock for which adjustment in the Conversion Price is required to be made), then there will be no adjustment of the Conversion Price, but each holder of Series B Preferred Stock, upon the conversion thereof at any time after the consummation of such consolidation, merger, exchange, sale, transfer, reorganization or reclassification, shall be entitled to receive (at the Conversion Price in effect at the time of such consummation) the kind and amount of shares of stock and other securities, cash and property that the holder would have owned or been entitled to receive immediately after such consolidation, merger, exchange, sale, transfer, reorganization or reclassification if such share had been converted immediately before such event.

         Upon conversion of any shares of Series B Preferred Stock, the holder thereof shall remain entitled to receive any unpaid dividends in respect of the shares so converted, provided that such holder held such shares on the date for determination of holders of the Series B Preferred Stock entitled to receive payment of such dividends.

         Fractional   shares  of  Common  Stock  will  not  be  delivered   upon
conversion. Instead, a cash adjustment will be paid in respect of such fractional interest, in an amount equal to the Conversion Price as of the date of conversion multiplied by such fractional interest.

         Limitation on RIC's Conversion Rights. The right of RIC and its affiliates to convert shares of Series B Preferred Stock into shares of Common Stock will be subject to additional restrictions. The Series B Preferred Stock held by RIC and its affiliates shall not be convertible into shares of Common Stock until such time as RIC and its affiliates have sold, conveyed or transferred all of the 4,039,473 shares of Common Stock received by RIC from the Company in connection with the Acquisition and such additional shares of Common Stock that the Company may issue with respect to such shares pursuant to any stock splits, stock dividends, recapitalizations, restructurings, reclassifications or similar transactions or pursuant to the exercise of any Rights. RIC and its affiliates shall not be subject to such restriction in the event that (i) the Company calls for the redemption of the Series B Preferred Stock held by RIC or (ii) either the Company declares a regular quarterly dividend on the Common Stock of $.40 or more during any calendar year, or the Company declares one or more non-regular dividends on the Common Stock during any calendar year in an aggregate amount of $.50 or more, or the Company declares dividends on the Common Stock, whether regular or non-regular, in an aggregate amount of $1.60 or more during any calendar year. If the Company calls for redemption less than all of the Series B Preferred Stock held by RIC and its affiliates, then RIC and its affiliates shall be entitled to convert into shares of Common Stock only that number of the Series B Preferred Stock that have been so called for redemption.

         Furthermore, in the event that the Board of Directors has approved any negotiated tender or exchange offer with a third party or approved any merger, consolidation, share exchange, business combination, restructuring, recapitalization or similar transaction involving the Company in which the holders of Common Stock are entitled to tender or exchange their holdings of Common Stock for, or to otherwise receive for their holdings of Common Stock, other consideration (whether cash, non-cash or some combination thereof), the Company will either (i) permit RIC and its affiliates to convert all of the Series B Preferred Stock then held by them contingent upon, and effective as of, the closing of such transaction and without the right of RIC or any of its affiliates to vote the shares of Common Stock received upon any such conversion on any matter in connection with such transaction, or (ii) make appropriate provision to provide to RIC and any of its affiliates holding Series B Preferred Stock as of the closing date of such transaction the same kind and amount of consideration receivable by the holders of the Common Stock in such transaction. If the Company elects to make such appropriate provision, RIC and its affiliates shall not be entitled thereafter to receive any shares of stock, other securities, cash or property with respect to such of the Series B Preferred Stock as has received full payment of the consideration.

         Redemption. At any time on or after the fifth anniversary of the Initial Issuance Date, the Company, at the option of the Board of Directors, may redeem all or part of the outstanding shares of the Series B Preferred Stock upon the specified notice. If less than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the Company shall redeem a pro rata portion from each holder of Series B Preferred Stock.

         If the Company elects to redeem the Series B Preferred Stock on or after the fifth anniversary of the Initial Issuance Date, the Company shall pay the stated value of $50.00 per share plus a premium over such $50.00, which premium shall be 4% on the fifth anniversary of the Initial Issuance Date and decline by 1% per year over the next five years. At that time and thereafter, the Series B Preferred Stock may be redeemed at $50.00 per share. The Company shall also pay upon redemption all accrued and unpaid dividends to and including the dated fixed for redemption. The Series B Preferred Stock places no limits on the source of funds to be used for any redemption of the Series B Preferred Stock.

         No shares of Series B Preferred Stock may be redeemed, unless all dividends on the Series B Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all prior dividend periods and the current dividend period; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Series B Preferred Stock by the Company pursuant to a purchase or acquisition made on the same terms to holders of all outstanding shares of Series B Preferred Stock.

         Liquidation. In the event of any voluntary or involuntary dissolution, liquidation, or winding up of the Company, the holders of shares of Series B Preferred Stock shall be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, before any payment shall be made in respect of the Common Stock or any other class of stock of the Company ranking junior to the Series B Preferred Stock, a liquidation preference equal to $50.00 plus accrued and unpaid dividends to the date of such payment. If, upon such dissolution, liquidation or winding up, the amounts payable as the liquidation preference to holders of Series B Preferred Stock and any other shares of stock ranking as to such distribution on a parity with the Series B Preferred Stock are not paid in full, the holders of Series B Preferred Stock and of such other shares will share ratably in any such distribution of assets in proportion to the liquidation preference that each holder is entitled to receive.

         Voting. The holders of Series B Preferred Stock will not be entitled to vote at any meeting of the Company's shareholders, except as required by the Virginia Stock Corporation Act (the "Virginia Act") and as described below.

         Whenever dividends on any shares of Series B Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive, the holders of such shares, voting separately as a class, will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of the Series B Preferred Stock so in arrears or at the next annual meeting of shareholders, if such request is received less than 60 days before the date fixed for the next annual meeting of the shareholders. Such holders will continue to be entitled to vote for the election of two additional directors at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock for past dividend periods and the then current dividend period shall have been fully paid in cash. Each such director elected as described above shall be elected by the affirmative vote of the holders of record of a majority of the shares of Series B Preferred Stock present and voting at such meeting, at a meeting called, held and conducted in accordance with the terms of the Series B Preferred Stock. Each such director shall serve as a director until all dividends accumulated on such shares of Series B Preferred Stock for past dividend periods and the then current dividend period shall have been fully paid in cash, at which time the term of each such director shall terminate and the number of directors shall be reduced accordingly.

         The holders of Series B Preferred Stock will be entitled to one vote per share on matters subject to a vote by such holders.

Preferred Share Purchase Rights

         Pursuant to the Amended and Restated Rights Agreement, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $85 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment.

         The Rights will become exercisable only if a person or group of affiliated or associated persons has acquired beneficial ownership of, or has announced a tender offer for, 20% or more of the outstanding shares of Common Stock. Under certain circumstances, the Board of Directors may reduce this threshold percentage to 10%. If a person or group of affiliated or associated persons has acquired beneficial ownership of, or has announced a



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

tender offer for, the threshold percentage, each Right will entitle the registered holder, other than such person or group, to buy shares of Common Stock or Series A Preferred Stock having a market value equal to twice the exercise price. If the Company is acquired in a merger or other business combination, each Right will entitle the registered holder, other than such person or group, to purchase securities of the surviving company having a market value equal to twice the Purchase Price. The Rights will expire on August 20, 2007, and may be redeemed or exchanged by the Company at any time before they become exercisable.

         Until the Rights become exercisable, they are evidenced by the Common Stock certificates and are transferred with and only with such certificates.

         Pursuant to the Amended and Restated Rights Agreement, the Rights are not, and will not become, exercisable by virtue of the approval, execution, delivery or performance of the original Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement or the Voting and Standstill Agreement, or by the acquisition of shares of Common Stock or Series B Preferred Stock by RIC or any affiliate of RIC as contemplated by the original Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement or the Voting and Standstill Agreement. See "The Acquisition -- Certain Related Agreements."

         The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which has been filed with the Commission and is incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference."

Certain Provisions of the Company's Charter and Bylaws

         The Company's Charter and Bylaws contain provisions which may have the effect of delaying or preventing a change in control of the Company. The Company's Charter and Bylaws provide (i) for division of the Board of Directors into three classes, with one class elected each year to serve a three-year term;
(ii) that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote;
(iii) that a vacancy on the Board of Directors shall be filled by the remaining directors; and (iv) that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote is required to alter, amend or repeal the foregoing provisions. The Company's Bylaws require advance notification for a shareholder to bring business before a shareholders' meeting or to nominate a person for election as a director. The Company's Charter and Bylaws provide that, subject to the rights of holders of any series of Preferred Stock, special meetings of shareholders may be called only by the Chairman of the Board or a majority of the total number of directors which the Board of Directors would have if there were no vacancies, and may not be called by the shareholders. The business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by or at the direction of the Board of Directors.

         The Company's Charter also contains an "affiliated transaction provision" that provides that, in the event that holders of Common Stock are entitled to vote on certain transactions, a supermajority of at least 80% of all the votes that the holders of Common Stock are entitled to cast thereon shall be required for the approval of such transactions. Such supermajority approval would be required for (i) a merger or consolidation involving any person or entity who directly or indirectly owns or controls 10% or more of the voting power of the Company (an "Interested Shareholder") at the record date for determining shareholders entitled to vote and (ii) a sale, lease or exchange of substantially all of the Company's assets or property to or with an Interested Shareholder, or for the approval of a sale, lease or exchange of substantially all of the assets or property of an Interested Shareholder to or with the Company. In addition, the Company's Charter provides that the same 80% vote shall be required for the approval of certain transactions including a reclassification of securities, recapitalization or other transaction designed to decrease the number of holders of Common Stock after any person or entity has become an Interested Shareholder. Notwithstanding the foregoing, the supermajority approval requirement does not apply to any transaction that is approved by the Board of Directors prior to the time that the Interested Shareholder becomes an Interested Shareholder. Upon consummation of the Acquisition, RIC and its affiliates will become Interested Shareholders within the meaning of these provisions. However, the supermajority approval requirement does not apply to the Acquisition because of its prior approval by the Board of Directors.



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

         The shares of Common Stock and Preferred Stock authorized by the Company's Charter provide the Board of Directors with as much flexibility as possible in using such shares for corporate purposes. However, these additional shares may also be used by the Board of Directors to deter future attempts to gain control of the Company. The Board of Directors has sole authority to determine the terms of any series of the Preferred Stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board of Directors has the power to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks a change in control of the Company.

         The foregoing provisions of the Company's Charter and Bylaws are intended to prevent inequitable shareholder treatment in a two-tier takeover and to reduce the possibility that a third party could effect a sudden or surprise change in majority control of the Board of Directors without the support of the incumbent Board of Directors, even if such a change were desired by, or would be beneficial to, a majority of the Company's shareholders. Such provisions therefore may have the effect of discouraging certain unsolicited offers for the Company's capital stock.

Liability and Indemnification of Directors and Officers

         As permitted by the Virginia Act, the Company's Charter contains provisions that indemnify directors and officers of the Company to the full extent permitted by Virginia law and seek to eliminate the personal liability of directors and officers for monetary damages to the Company or its shareholders for breach of their fiduciary duties, except to the extent such indemnification or elimination of liability is prohibited by the Virginia Act. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director's or officer's fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability for violations of statutory law, such as certain liabilities imposed on a director or officer under the federal securities laws.

         In addition, the Company's Charter provides for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. In certain cases, this right of indemnification extends to judgments or penalties assessed against them. The Company has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

         The purpose of these provisions is to assist the Company in retaining qualified individuals to serve as directors by limiting their exposure to personal liability for serving as such.

         The Company is not aware of any pending or threatened action, suit or proceeding involving any of its directors, officers, employees or agents for which indemnification from the Company may be sought. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company, or of an affiliate of the Company pursuant to the Company's Charter or otherwise, the Board of Directors has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Affiliated Transactions

         The Virginia Act contains provisions governing "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

         Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation's board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and
(ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation's board of directors. At the expiration of the three year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

         None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such a person an Interested Shareholder was approved by a majority of the corporation's Disinterested Directors. Upon consummation of the Acquisition, RIC and its affiliates will become Interested Shareholders whose acquisition of the Acquisition Shares has been approved by a majority of the Board of Directors, each of whom is a Disinterested Director.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not adopted such an amendment.

Control Share Acquisitions

         The Virginia Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. The Company's Charter make these provisions inapplicable to acquisitions of shares of the Company.

Acquisition Covenants Regarding Non-Performance Remedies

         On or before the Closing Date, the Company will file Articles of Amendment to its Charter that contain the designation for the Series B Preferred Stock. The provisions of the Series B Preferred Stock will contain covenants that will entitle RIC to certain rights in specific default situations. These covenants may affect the rights of Reliance, RIC and their affiliates in a manner that could be adverse to the rights of holders of Common Stock. As described below, upon the occurrence of certain events, RIC will be entitled to additional seats on the Company's

Board of Directors, and Reliance, RIC and their affiliates will no longer be subject to certain restrictions under the Voting and Standstill Agreement. See "The Acquisition -- Certain Related Agreements."

         Such rights are  cumulative and are available only until the earlier of
(i) the date that the RIC Ownership Percentage is less than twenty percent (20%) or (ii) the expiration of the time in which RIC is required to dispose of all shares of Series B Preferred Stock pursuant to the Voting and Standstill Agreement. In addition, such rights are exercisable solely and exclusively by RIC, whether RIC holds all shares of the Series B Preferred Stock or RIC and any of its affiliates hold any shares of Series B Preferred Stock. The rights are not transferable or assignable to subsequent holders of the Series B Preferred Stock. Any sale, conveyance or transfer of shares of the Series B Preferred Stock by RIC to any person who is not an affiliate of RIC at the time of such sale, conveyance or transfer shall render these rights null and void as to the shares of Series B Preferred Stock so sold, conveyed or transferred.

         Industry-Related Defaults. In the event that (i) the Company's combined ratio exceeds the weighted average of the combined ratios of certain predetermined comparable title insurance companies by more than five percentage points for any twelve month period (beginning with the twelve month period commencing January 1, 1998), with such calculation to be determined as of March 31, June 30, September 30 and December 31 of each year for the previous twelve months, and (ii) any two of S&P, Duff & Phelps or A.M. Best have downgraded the Company's claims-paying ability rating to or below a rating of "BBB -" (or its equivalent), the Company will take such action as may be necessary to increase the size of the Board of Directors by three directors, fill the three vacancies created thereby with additional RIC Directors and recommend such additional RIC Directors for election as directors at the next annual meeting of the Company's shareholders. Furthermore, in the event of the defaults described in this paragraph, RIC and its affiliates will no longer be required to (i) sell the shares of Common Stock that RIC acquired in the Acquisition within the time period set forth in the Voting and Standstill Agreement, (ii) sell the shares of Series B Preferred Stock that RIC acquired in the Acquisition within the time period set forth in the Voting and Standstill Agreement, (iii) refrain from taking certain actions prohibited by the standstill provisions of the Voting and Standstill Agreement (other than the prohibition on acquiring additional shares of Common Stock), (iv) vote the shares of Common Stock held by them in the manner required by the Voting and Standstill Agreement or (v) sell the shares of Common Stock held by them before converting shares of Series B Preferred Stock into additional shares of Common Stock ((i) through (v) collectively, the "Restriction Releases").

         The title insurance companies to be included in the combined ratio analysis described above are Chicago Title Insurance Company, First American Title Insurance Company, Fidelity National Title Insurance Company and Old
Republic Title Insurance Company. As of December 22, 1997, the Company's claims-paying ability rating was "A-" as determined by Duff & Phelps. For additional information on claims-paying ability ratings, see "Business -- Commonwealth Land Title Insurance Company and Transnation Title Insurance Company -- Claims-Paying Ability."

         Dividend Payment Defaults. In the event that RIC or any affiliate of RIC beneficially owns shares of the Series B Preferred Stock and the Company fails to pay in cash the full amount of the dividend on the Series B Preferred Stock on one occasion within five days of the applicable dividend payment date, the Company will take such action as may be necessary to increase the size of the Board of Directors of the Company by three directors and fill the three vacancies created thereby with additional RIC Directors and recommend such additional RIC Directors for election as directors at the next annual meeting of the Company's shareholders. Furthermore, in the event of the default described in this paragraph, RIC and its affiliates will be entitled to the Restriction Releases.

         In the event that RIC or any affiliate of RIC beneficially owns shares of the Series B Preferred Stock and the Company fails to pay in cash the full amount of the dividend on the Series B Preferred Stock on two occasions, whether or not consecutive, within five days of the applicable dividend payment dates, RIC and its affiliates will no longer be required to (i) refrain from acquiring additional shares of Common Stock or (ii) refrain from selling shares of Common Stock or Series B Preferred Stock to any person or group if, as a result of the sale, such person or group would beneficially own on a fully diluted basis more than 9.9% of the issued and outstanding shares of Common Stock.

         In the event that RIC or any affiliate of RIC beneficially owns shares of the Series B Preferred Stock and the Company fails to pay in cash the full amount of the dividend on the Series B Preferred Stock on three occasions, whether or not consecutive, within five days of the applicable dividend payment dates, the Company will take such action as may be necessary to increase the size of the Board of Directors to a number that will permit the addition of a sufficient number of RIC Directors such that the total number of RIC Directors will constitute a majority of the Board of Directors, fill the vacancies created thereby with additional RIC Directors and recommend such additional RIC Directors for election as directors at the next annual meeting of the Company's shareholders. Furthermore, in the event of the default described in this paragraph, RIC and its affiliates will no longer be subject to any of the restrictions placed on them in the Voting and Standstill Agreement.

         Material Obligation Defaults. In the event that the Company defaults on any of its material debt obligations in excess of $15,000,000 (individually or at any one time in the aggregate) (a "Material Default"), and the Material Default is not cured or waived within the time period and manner prescribed by the applicable agreements or instruments and results in the acceleration of the amounts due thereunder, the Company will take such action as may be necessary to increase the size of the Board of Directors to a number that will permit the addition of a sufficient number of RIC Directors such that the total number of RIC Directors will constitute a majority of the Board of Directors, fill the vacancies created thereby with additional RIC Directors and recommend such additional RIC Directors for election as directors at the next annual meeting of the Company's shareholders. Furthermore, in the event of the default described in this paragraph, RIC and its affiliates will no longer be subject to any of the restrictions placed on them in the Voting and Standstill Agreement.

Rights Plan Amendments

         In connection with the execution of the Stock Purchase Agreement, the Company executed the Amended and Restated Rights Agreement. See "The Acquisition -- Certain Related Agreements." The Amended and Restated Rights Agreement provides, among other things, that (i) the approval, execution, delivery and performance of the Stock Purchase Agreement or the Voting and Standstill Agreement, or any acquisition of shares of Common Stock or Series B Preferred Stock by RIC or its affiliates as contemplated by the Stock Purchase Agreement or the Voting and Standstill Agreement, will not cause the Rights to become exercisable, (ii) the exercise price of the Rights shall be $85 per Right, an increase from $65 per Right to reflect current conditions, and (iii) the Rights shall not be exercisable after August 20, 2007, thereby extending the termination date of the Rights from October 1, 2001. See "-- Preferred Share Purchase Rights."

                         SHARES ELIGIBLE FOR FUTURE SALE

         As of January 7, 1998, the Company had outstanding 8,968,370 shares of Common Stock, all of which are freely tradable. All of the Shares in the Offering will be freely transferable and may be resold without further registration under the Securities Act. As of January 7, 1998, the Company had outstanding options to purchase 732,897 shares of Common Stock, of which 553,310 were exercisable, at an average exercise price of $13.72 per share.

         Approximately 9,433,094 shares of Common Stock (which includes 4,039,473 shares of Common Stock to be issued to RIC in the Acquisition and 4,824,561 shares of Common Stock into which the Series B Preferred Stock is convertible) and 2,200,000 shares of Series B Preferred Stock are or will be held by persons who may be deemed to be "affiliates" of the Company under the Securities Act and may be resold by them only in transactions registered under the Securities Act or permitted by the provisions of Rule 144. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with such party and may include certain officers, directors and principal shareholders of such party. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period such number of shares as does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one- and two-year holding period requirements.

         Pursuant to the Registration Rights Agreement, at or about the time of the closing of the Acquisition, the Company will file one or more registration statements under the Securities Act to register the Acquisition Shares for resale to the public. Once such registration statements become effective, 4,039,473 shares of Common Stock and 2,200,000 shares of Series B Preferred Stock, as well as the 4,824,561 shares of Common Stock into which such Series B Preferred Stock is convertible, will be available for resale in either public or private offerings and will be freely transferable.

         The availability of shares for sale or actual sales under Rule 144, pursuant to an effective registration statement under the Securities Act or otherwise may have an adverse effect on the market price of the Common Stock. Sales pursuant to an effective registration statement or under Rule 144 or otherwise also could impair the Company's ability to market additional equity securities.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Furman Selz LLC, Wheat, First Securities, Inc. ("Wheat First") and Ferris, Baker Watts, Incorporated, which are acting as representatives (the "Representatives") for the underwriters named below (the "Underwriters"), the Company has agreed to sell to the Underwriters and each of the Underwriters has severally agreed to purchase the number of Shares set forth opposite its name below:


                  Underwriters                                  Number of Shares

Donaldson, Lufkin & Jenrette Securities Corporation.......
Furman Selz LLC...........................................
Wheat, First Securities, Inc..............................
Ferris, Baker Watts, Incorporated.........................







         Total    .........................................        ___________


         The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all of the Shares offered hereby (other than those Shares covered by the over-allotment option described below), if any are purchased.

         The Underwriters initially propose to offer the Shares, in part, directly to the public at the initial public offering price set forth on the cover page of this Prospectus and, in part, to certain dealers (including the Underwriters) at such price less a concession not in excess of $_______ per share. The Underwriters may allow, and such dealers may reallow, to certain other dealers, a concession not in excess of $___ per share. After the initial Offering, the public offering price and other selling terms may be changed by the Representatives at any time without notice.

         The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from time to time, in whole or in part, up to an aggregate of 262,500 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised by the Underwriters, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

         Each of the Company, its executive officers and directors and RIC has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement (other than a registration statement required pursuant to the Acquisition) with respect to, and each of its executive officers and directors and RIC has agreed not to make any demand for, and each of its executive officers and directors has agreed not to exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

         Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

         In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

         In November 1993, Wheat First and Furman Selz LLC served as co-managing underwriters of an offering by the Company of its Common Stock. DLJ was one of the underwriters in such offering. In addition, Wheat First serves as a financial advisor to the Company. Wheat First is also serving as the financial advisor to the Company, and DLJ is serving as the financial advisor to Reliance and RIC, in connection with the Acquisition. Marshall B. Wishnack, Chairman and Chief Executive Officer of Wheat First Butcher Singer, Inc., the parent company of Wheat First, is a director of the Company.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Williams, Mullen, Christian & Dobbins, P.C., Richmond, Virginia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York. Theodore L. Chandler, Jr., a principal in Williams, Mullen, Christian & Dobbins, is a director of the Company and beneficially owns an aggregate of 19,000 shares of Common Stock as of December 4, 1997. Other attorneys of that firm beneficially owned an aggregate of approximately 32,182 shares of Common Stock as of that date.

                                     EXPERTS

         The consolidated financial statements (including schedules incorporated herein by reference) of Lawyers Title Corporation and subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and the Registration Statement, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The combined financial statements of Commonwealth and Transnation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus and the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                            Page

LAWYERS TITLE CORPORATION

Report of Independent Auditors ...........................................................................  F - 2
Consolidated Balance Sheets at December 31, 1996 and 1995.................................................  F - 3
Consolidated Statements of Operations for the Three Years Ended
  December 31, 1996, 1995 and 1994........................................................................  F - 5
Consolidated Statements of Cash Flows for the Three Years Ended
  December 31, 1996, 1995 and 1994........................................................................  F - 6
Consolidated Statements of Changes in Shareholders' Equity for the Three Years Ended
  December 31, 1996, 1995 and 1994........................................................................  F - 7
Notes to Consolidated Financial Statements................................................................  F - 8
Consolidated Balance Sheets at September 30, 1997 and December 31, 1996 (unaudited).......................  F - 32
Consolidated Statements of Operations and Retained Earnings for the Quarter and
  the Nine Months Ended September 30, 1997 and 1996 (unaudited)...........................................  F - 34
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1997
  and 1996 (unaudited) ...................................................................................  F - 35
Notes to Consolidated Financial Statements (unaudited)....................................................  F - 36

COMMONWEALTH TITLE INSURANCE COMPANY AND
TRANSNATION TITLE INSURANCE COMPANY

Independent Auditor's Report .............................................................................  F - 37
Combined Statement of Income for the Three Years Ended
  December 31, 1996, 1995 and 1994........................................................................  F - 38
Combined Balance Sheet at December 31, 1996 and 1995......................................................  F - 39
Combined Statement of Changes in Shareholder's Equity for the Three Years Ended
  December 31, 1996, 1995 and 1994........................................................................  F - 40
Combined Statement of Cash Flows for the Three Years Ended
  December 31, 1996, 1995 and 1994........................................................................  F - 41
Notes to Combined Financial Statements....................................................................  F - 42
Combined Statement of Income for the Quarter and the Nine Months Ended September 30, 1997
  and 1996 (unaudited)....................................................................................  F - 53
Combined Balance Sheet at September 30, 1997 and December 31, 1996 (unaudited)............................  F - 54
Combined Statement of Changes in Shareholder's Equity for the Nine Months Ended
  September 30, 1997 (unaudited)..........................................................................  F - 55
Combined Statement of Cash Flows for the Quarter and the Nine Months Ended September 30, 1997
  and 1996 (unaudited) ...................................................................................  F - 56
Notes to Combined Financial Statements (unaudited)........................................................  F - 57


                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Lawyers Title Corporation


We have audited the accompanying consolidated balance sheets of Lawyers Title Corporation and subsidiaries as of December 31, 1996, and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lawyers Title Corporation and subsidiaries at December 31, 1996, and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 1996 the Company changed its method of accounting for policy and contract claims and in 1994 the Company changed its method of accounting for certain debt and equity securities.



                                                           /s/ ERNST & YOUNG LLP

Richmond, Virginia
February 19, 1997

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, DECEMBER 31

(In thousands of dollars)

ASSETS                                                                               1996                  1995
------                                                                               ----                  ----

INVESTMENTS (Notes 2 and 3):
  Fixed maturities available-for-sale
        - at fair value (amortized cost:
        1996 - $214,875; 1995 - $179,182)                                          $218,224             $187,270
    Equity securities - at fair value
        (cost: 1996 - $930; 1995 - $43,327)                                           1,725               56,540
  Mortgage loans (less allowance for
        doubtful accounts: 1996 and
        1995 - $150)                                                                    480                1,015
  Invested cash                                                                      71,626               21,805
                                                                                   --------             --------

        Total investments                                                           292,055              266,630

CASH                                                                                 23,997               18,842

NOTES AND ACCOUNTS RECEIVABLE:
  Notes (less allowance for
        doubtful accounts: 1996 - $1,008;
        1995 - $365)                                                                  6,657                7,565
  Premiums (less allowance for
        doubtful accounts: 1996 - $2,197;
        1995 - $1,898)                                                               16,429               17,242
    Income tax benefits                                                                  -                   301
                                                                                   --------             --------

        Total notes and accounts receivable                                          23,086               25,108

PROPERTY AND EQUIPMENT - at cost (less
  accumulated depreciation and amortiza-
    tion: 1996 - $44,670; 1995 - $36,581)                                            21,959               20,850

TITLE PLANTS                                                                         48,536              648,731

GOODWILL (less accumulated amortiza-
    tion: 1996 - $12,393; 1995 - $10,174)                                            59,669               53,645

DEFERRED INCOME TAXES (Note 8)                                                       23,435               16,127

OTHER ASSETS                                                                         28,231               25,910
                                                                                   --------             --------

                                                                                   $520,968             $475,843
                                                                                   ========             ========

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, DECEMBER 31

(In thousands of dollars)

LIABILITIES                                                                          1996                 1995
-----------                                                                          ----                 ----

POLICY AND CONTRACT CLAIMS
    (Notes 2 and 4)                                                                $196,285             $193,791

ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                                47,211               34,933

FEDERAL INCOME TAXES                                                                  5,721                   -

OTHER                                                                                 9,583                8,734
                                                                                   --------             --------

        Total liabilities                                                           258,800              237,458
                                                                                   --------             --------

COMMITMENTS AND CONTINGENCIES
  (Notes 10, 11 and 12)

SHAREHOLDERS' EQUITY (Notes 6 and 7)
--------------------

Preferred stock, no par value,
  authorized 5,000,000 shares, none
  issued or outstanding                                                                  -                    -

Common stock, no par value, authorized
    45,000,000 shares, issued and
    outstanding, 8,889,791 in 1996
    and 8,885,991 in 1995                                                           167,044              167,006

Unrealized investment gains (less
    related deferred income tax
    expense  of $1,450 in 1996 and
    $7,456 in 1995)                                                                   2,694               13,845

Retained earnings                                                                    92,430               57,689

Receivable from employee benefit plan                                                    -                  (155)
                                                                                   --------             --------

    Total shareholders' equity                                                      262,168              238,385
                                                                                   --------             --------

                                                                                   $520,968             $475,843
                                                                                   ========             ========

See Notes to Consolidated Financial Statements.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31


(In thousands of dollars except per common share amounts)


                                                                   1996                1995               1994
                                                                   ----                ----               ----

REVENUES
  Premiums (Note 5)                                              $456,377            $385,871           $413,857
  Title search and escrow                                         101,381              81,490             73,200
  Investment income - net
    (Note 3)                                                       36,424              15,471             14,143
                                                                 --------            --------           --------

                                                                  594,182             482,832            501,200
                                                                 --------            --------           --------
EXPENSES (Notes 4, 9 and 10)
  Salaries and employee
    benefits                                                      184,274             155,920            143,817
  Agents' commissions                                             192,590             167,031            205,147
  Provision for policy and
    contract claims                                                29,211              24,297             46,775
  General, administrative and
        other                                                     132,567             111,724             96,492
                                                                 --------            --------           --------

                                                                  538,642             458,972            492,231
                                                                 --------            --------           --------

INCOME BEFORE INCOME TAXES                                         55,540              23,860              8,969

INCOME TAX EXPENSE (BENEFIT)
    (Note 8)
  Current                                                          20,320               3,628              2,729
  Deferred                                                         (1,299)              3,181               (574)
                                                                 --------            --------           --------

                                                                   19,021               6,809              2,155
                                                                 --------            --------           --------

NET INCOME                                                       $ 36,519            $ 17,051           $  6,814
                                                                 ========            ========           ========

EARNINGS PER COMMON SHARE                                           $4.11               $1.92              $0.80
                                                                    =====               =====              =====

AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                            8,888,310           8,885,191          8,494,067
                                                                =========           =========          =========


See Notes to Consolidated Financial Statements.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

(In thousands of dollars)                                                           1996              1995             1994
                                                                                    ----              ----             ----

Cash flows from operating activities:
    Net income                                                                   $ 36,519           $17,051          $ 6,814
        Depreciation & amortization                                                 9,927             8,108            6,460
        Amortization of bond premium                                                  722             1,087            1,610
        Realized investment gains                                                 (23,430)           (2,966)          (1,681)
        Deferred income tax                                                        (1,299)            3,181             (574)
        Change in assets & liabilities, net
          of businesses acquired:
           Premiums receivable                                                        813              (168)           3,833
           Income taxes receivable/payable                                          6,061             3,810           (8,219)
           Policy & contract claims                                                 2,494            (5,905)          11,062
           Accounts payable and accrued
               expenses                                                             5,772            (3,043)          (7,925)
           Cash surrender value of life
               insurance                                                           (3,148)           (3,231)          (3,061)
           Other                                                                   (1,219)              359           (1,901)
                                                                                 --------           -------          -------
    Net cash provided by
        operating activities                                                       33,212            18,283            6,418
                                                                                ---------           -------          -------
Cash flows from investing activities:
    Purchase of property & equipment, net                                          (8,612)           (5,369)          (5,689)
    Purchase of businesses, net of
        cash acquired                                                              (2,320)           (8,026)         (20,802)
    Cost of investments acquired:
        Fixed maturities - available-for-sale                                    (115,731)          (76,131)         (99,430)
        Equity securities                                                         (34,815)          (40,103)         (47,362)
    Proceeds from investment sales or maturities:
        Fixed maturities - available-for-sale                                      79,324            75,985           96,758
        Equity securities                                                         100,533            45,975           33,492
    Other                                                                           1,443               206             (157)
                                                                                 --------          --------          -------
    Net cash provided by (used in) investing
        activities                                                                 19,822            (7,463)         (43,190)
                                                                                 --------           -------          -------

Cash flows from financing activities:
    Proceeds of cash surrender value loan                                           3,891             3,673           16,023
    Dividends paid                                                                 (1,778)           (1,599)          (1,025)
    Decrease in notes payable                                                        (171)           (4,236)          (1,793)
                                                                                 --------           -------          -------
    Net cash provided by (used in)
        financing activities                                                        1,942            (2,162)          13,205
                                                                                 --------           -------          -------
    Net increase (decrease) in cash and
        invested cash                                                              54,976             8,658          (23,567)
Cash & invested cash at beginning of year                                          40,647            31,989           55,556
                                                                                 --------           -------          -------
Cash & invested cash at end of year                                              $ 95,623           $40,647          $31,989
                                                                                 ========           =======          =======

See Notes to Consolidated Financial Statements.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(In thousands of dollars)                                                                                 Receivable
                                                                               Net                           from           Total
                                                                            Unrealized       Retained      Employee         Share-
                                                      Common Stock             Gains        Earnings        Benefit        holders'
                                              Shares           Amount        (Losses)       (Deficit)        Plan           Equity
                                              ------           ------        --------       ---------        ----           ------

BALANCE - December 31, 1993                 8,418,209          $162,879       $ 3,513        $36,448        $(1,679)      $201,161

Net Income                                         -                 -             -           6,814             -           6,814
Issuance of common stock                      425,020             3,883            -              -              -           3,883
Adjustment to beginning balance
  for change in accounting method,
  net of income taxes of $2,055                    -                 -          3,816             -              -           3,816
Exercise of stock options                      41,282               229            -              -              -             229
Repayment from employee benefit plan               -                 -             -              -             672            672
Net unrealized losses                              -                 -        (12,227)            -              -         (12,227)
Dividends ($.12/share)                             -                 -             -          (1,025)            -          (1,025)
                                            ---------          --------       -------        -------        -------       --------
BALANCE - December 31, 1994                 8,884,511           166,991        (4,898)        42,237         (1,007)       203,323

Net Income                                         -                 -             -          17,051             -          17,051

Exercise of stock options                       1,500                15            -              -              -              15
Repayment from employee benefit plan               -                 -             -              -             852            852
Net unrealized gains                               -                 -         18,743             -              -          18,743
Dividends ($.18/share)                             -                 -             -          (1,599)            -          (1,599)
Other                                             (20)               -             -              -              -              -
                                            ---------          --------       -------        -------        -------       -------
BALANCE - December 31, 1995                 8,885,991           167,006        13,845         57,689           (155)       238,385

Net Income                                         -                 -             -          36,519             -          36,519

Exercise of stock options                       3,800               38             -              -              -              38
Repayment from employee benefit plan               -                 -             -              -             155            155
Net unrealized losses                              -                 -        (11,151)            -              -         (11,151)
Dividends ($.20/share)                             -                 -             -          (1,778)            -          (1,778)
                                            ---------          --------       -------        -------        -------       --------
BALANCE - December 31, 1996                 8,889,791          $167,044       $ 2,694        $92,430        $    -        $262,168
                                            =========          ========       =======        =======        =======       ========

See Notes to Consolidated Financial Statements.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The accompanying consolidated financial statements of Lawyers Title Corporation (the Company) and its wholly owned subsidiaries have been prepared in conformity with generally accepted accounting principles ("GAAP") which, as to the insurance company subsidiaries, differ from statutory accounting practices prescribed or permitted by regulatory authorities.

         Organization

         The Company is engaged principally in the title insurance business. Title insurance policies are insured statements of the condition of title to real property, showing ownership as indicated by public records, as well as outstanding liens, encumbrances and other matters of record and certain other matters not of public record. Lawyers Title's business results from commercial real estate activity, resales and refinancings of residential real estate and construction and sale of new housing. The Company conducts its business on a national basis through a network of branch and agency offices with approximately 46.2% of consolidated premium revenue generated in the states of Texas, California, Florida and Pennsylvania.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of Lawyers Title Corporation, and its wholly owned subsidiaries, principally Lawyers Title Insurance Corporation.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES    (Continued)

         Investments

         The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994.

         As required by SFAS No. 115, the Company records its fixed-maturity investments which are classified as available-for-sale at fair value and reports the change in the unrealized appreciation and depreciation as a separate component of shareholders' equity. The amortized cost of fixed-maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

         Realized gains and losses on sales of investments, and declines in value considered to be other than temporary, are recognized in operations on the specific identification basis.

         Title Plants

         Title plants consist of title records relating to a particular region and are generally stated at cost. Expenses associated with current maintenance such as salaries and supplies are charged to expense in the year incurred. The costs of acquired title plants and the building of new title plants, prior to the time that a plant is put into operation, are capitalized. Properly maintained title plants are not amortized because there is no indication of diminution in their value.

         Goodwill

         The excess of cost over fair value of net assets of businesses acquired (goodwill) is amortized on a straight-line basis over 40 years.

         Depreciation

         Property and equipment is depreciated principally on the straight-line method over the useful lives of the various assets, which range from three to 40 years.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES    (Continued)

         Revenue Recognition

         Premiums on title insurance written by the Company's employees are recognized as revenue when the Company is legally or contractually entitled to collect the premium. Premiums on insurance written by agents are generally recognized when reported by the agent and recorded on a "gross" versus "net" basis. Title search and escrow fees are recorded as revenue when an order is closed.

         Policy and Contract Claims

         Liabilities for estimated losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31,1996. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

         Income Taxes

         Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits are more likely than not.

         Escrow and Trust Deposits

         As a service to its customers, the Company administers escrow and trust deposits which amounted to approximately $444,000 at December 31, 1996, representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. These funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES    (Continued)

         Deferred Land Exchanges

         Through several non-insurance subsidiaries the Company facilitates tax-free property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. Acting as a qualified intermediary, the Company holds the sale proceeds from sales transactions until a qualifying acquisition occurs, thereby assisting its customers in deferring the recognition of taxable income. At December 31, 1996 and 1995, the Company was holding $261,000 and $234,000, respectively, of such proceeds which are not considered assets of the Company and are, therefore, excluded from the accompanying consolidated balance sheets.

         Statement of Cash Flows

         For purposes of the statement of cash flows, invested cash is considered a cash equivalent. Invested cash includes all highly liquid investments with a maturity of three months or less when purchased.

         Earnings per Common Share

         Earnings per common share is based on the weighted average number of common shares outstanding during each year. Potential dilution that could result from the exercise of stock options is not material.

         Fair Values of Financial Instruments

         The carrying amounts reported in the balance sheet for invested cash and short-term investments approximate those assets' fair values. Fair values for investment securities are based on quoted market prices. The Company has no other material financial instruments.

         Stock Based Compensation

         The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES    (Continued)

         Reclassifications

         Certain 1995 amounts have been reclassified to conform to the 1996 presentation.


2.       ACCOUNTING CHANGE

         In the fourth quarter of 1996 the Company made a change from reporting policy and contract claims on a discounted to an undiscounted basis. This change was made to conform with industry practice and because it is considered preferable by rating agencies and analysts. The effect of the change for 1996 was to increase the provision for policy and contract claims by $76 million and decrease net income by $49 million and net income per share by $5.51.

         In addition, during the fourth quarter of 1996 the Company determined that the trend of favorable loss experience which has emerged over the past few years could be relied upon and the Company changed its estimate of the ultimate net cost of all reported and unreported losses incurred through September 30, 1996 to reflect this favorable experience. The effect of the change in estimate was to decrease the provision for policy and contract claims by $78 million and to increase net income by $50.7 million and net income per share by $5.70.

         Because the change in accounting principal to no longer discount policy and contract claims is inseparable from the change in estimate, both have been accounted for as a change in estimate. Accordingly, the net effect of the two changes, a decrease of $2 million in the provision for policy and contract claims, has been included in operations for the fourth quarter and no prior amounts have been restated. The above changes were both made to conform with general industry practice.

         In May 1993 the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994.

         In accordance with SFAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle. The adoption of SFAS No. 115 as of January 1, 1994 had no effect on net income. The opening

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

2.       ACCOUNTING CHANGE    (Continued)

         balance of shareholders' equity was increased $3,816 (net of $2,055 in deferred income taxes) to reflect the recognition in shareholders' equity of unrealized appreciation for the Company's investment in debt securities determined to be available-for-sale, previously carried at amortized cost.


3.       INVESTMENTS

         The amortized cost and estimated fair value of investments in fixed maturities at December 31, 1996, and 1995 were as follows:

                                                                           1996
                                       ------------------------------------------------------------------------------
           Estimated                                             Gross              Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                              Cost               Gains              Losses              Value
                                              ----               -----              ------              -----

           U.S. Treasury                    $ 62,206             $1,709               $547            $ 63,368
            securities and
            obligations of
            U.S. Government
            corporations
            and agencies

           Obligations of                     76,203              1,065                143              77,125
            states and
            political
            subdivisions

           Fixed maturities                      345                 38                  -                 383
            issued by foreign
            governments

           Public utilities                    4,550                 24                 17               4,557

           Corporate                          61,195              1,364                147              62,412
             securities

           Mortgage backed                    10,376                 79                 76              10,379
             securities                       ------                 --                 --              ------

           Fixed maturities                 $214,875             $4,279               $930            $218,224
             available-for-sale             ========             ======               ====            ========


LAWYERS TITLE CORPORATION AND SUBSIDIARIES

3.       INVESTMENTS    (Continued)


                                                                           1995
                                       ------------------------------------------------------------------------------
           Estimated                                             Gross              Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                              Cost               Gains              Losses              Value
                                              ----               -----              ------              -----

           U.S. Treasury                    $ 51,569              $3,881                $ 8           $ 55,442
            securities and
            obligations of
            U.S. Government
            corporations
            and agencies

           Obligations of                     57,783               1,286                 13             59,056
            states and
            political
            subdivisions

           Fixed maturities                      344                  24                  2                366
            issued by foreign
            governments

           Public utilities                    1,997                  58                  -              2,055

           Corporate                          67,489               2,865                  3             70,351
             securities                       ------               -----                  -             ------

           Fixed maturities                 $179,182              $8,114                $26           $187,270
             available-for-sale             ========              ======                ===           ========



         The amortized cost and estimated fair value of fixed-maturity securities at December 31, 1996 by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

3.       INVESTMENTS    (Continued)

                                                                                                   Estimated
                                                                         Amortized                    Fair
                                                                            Cost                     Value
                                                                            ----                     -----

           Due in one year or less                                         $  7,797                  $  7,840

           Due after one year through                                        63,499                    64,315
             five years

           Due after five years through                                      72,090                    73,423
             ten years

           Due after ten years                                               61,113                    62,268

           Mortgage backed securities                                        10,376                    10,378
                                                                             ------                    ------

                                                                           $214,875                  $218,224
                                                                           ========                  ========


         Earnings on investments and net realized gains for the three years ended December 31, follow:

                                                               1996                1995                 1994
                                                               ----                ----                 ----

           Fixed maturities                                   $12,453             $11,283              $11,052
           Equity securities                                      692                 916                  809
           Invested cash and other                                979               1,587                1,235
             short-term investments
           Mortgage loans                                          88                 170                   75
           Net realized gains                                  23,371               2,970                1,665
                                                               ------               -----                -----

           Total investment income                             37,583              16,926               14,836

           Investment expenses                                 (1,159)             (1,455)                (693)
                                                               ------              ------                 ----

              Net investment income                           $36,424             $15,471              $14,143
                                                              =======             =======              =======


         Realized and unrealized gains (losses) representing the change in difference between fair value and cost (principally amortized cost for fixed maturities) on fixed maturities and equity securities for the three years ended December 31, are summarized below:

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

3.       INVESTMENTS    (Continued)


                                                                                                   Change in
                                                                           Realized               Unrealized
                                                                           --------               ----------
                  1996
                      Fixed maturities                                     $   (50)                $( 4,739)
                      Equity securities                                     23,421                  (12,418)
                                                                           -------                 --------

                                                                           $23,371                 $(17,157)
                                                                           =======                 ========

                  1995
                      Fixed maturities                                     $  (120)                 $16,920
                      Equity securities                                      3,090                   11,916
                                                                           -------                  -------

                                                                           $ 2,970                  $28,836
                                                                           =======                  =======

                  1994
                      Fixed maturities                                     $(1,063)                 $(5,741)
                      Equity securities                                      2,728                   (2,670)
                                                                           -------                  --------

                                                                           $ 1,665                  $(8,411)
                                                                           =======                  =======


         Gross unrealized gains and (losses) relating to investments in equity securities were $960 and $(165) at December 31, 1996.

         Proceeds from sales of investments in fixed maturities, net of calls or maturities during 1996, 1995 and 1994 were $67,425, $73,339 and
         $93,286, respectively. Gross gains of $502, $422 and $788 in 1996, 1995 and 1994, respectively, and gross losses of $552, $542 and $1,843 in 1996, 1995 and 1994, respectively, were realized on those sales.


4.       POLICY AND CONTRACT CLAIMS

         The Company's estimate of net costs to settle reported claims and claims incurred but not reported has not been discounted at December 31, 1996. Such estimates were discounted at a weighted-average rate of 7.5% at December 31, 1995 and 1994. The rates used for discounting loss reserves on 1995 and 1994 issues were determined at the beginning of those years. The discount rate established for 1995 issues was 7.5% and for 1994 issues was 6.5%. If these estimates had not been discounted at December 31, 1995 and 1994, reserves would have been increased by $80,000 and $78,000, respectively.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

4.       POLICY AND CONTRACT CLAIMS    (Continued)

         Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                                    1996               1995             1994
                                                                    ----               ----             ----

         Balance at January 1                                     $193,791           $198,906         $187,619

         Incurred related to:
             Current year                                           28,930             44,322           56,765
             Prior years                                               281            (20,025)          (9,990)
                                                                  --------           --------         --------

         Total incurred                                             29,211             24,297           46,775
                                                                  --------           --------         --------

         Paid related to:
             Current year                                            1,549              1,797            7,465
             Prior years                                            25,168             28,562           29,761
                                                                  --------           --------         --------

         Total paid                                                 26,717             30,359           37,226
                                                                  --------           --------         --------

         Amounts related to
             purchase of
             subsidiaries                                               -                 947            1,738
                                                                  --------           --------         --------

         Balance at December 31                                   $196,285           $193,791         $198,906
                                                                  ========           ========         ========


         Balances at January 1, 1996, 1995 and 1994 and balances at December 31, 1995 and 1994 are reported on a discounted basis. The balance at December 31, 1996 is reported on an undiscounted basis. Losses incurred in 1996 include the effects of the accounting changes discussed in Note 2.

         The favorable development on 1994 and prior year loss reserves during 1995 was attributable to successful recovery efforts, development on previously reserved large claims and lower than expected payment levels on the 1992 and 1993 issue years which included a high proportion of refinance business.


5.       REINSURANCE

         The Company cedes and assumes title policy risks to and from other insurance companies in order to limit and diversify its risk. The Company cedes insurance on risks in excess of certain underwriting limits which provides for recovery of a

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

5.       REINSURANCE    (Continued)

         portion of losses. The Company remains contingently liable to the extent that reinsuring companies cannot meet their obligations under reinsurance agreements.

         The Company has not paid or recovered any reinsured losses during the three years ended December 31, 1996. The total amount of premiums for assumed and ceded risks was less than 1.0% of title premiums in each of the last three years.


6.       SHAREHOLDERS' EQUITY

         Rights Agreement

         The Company has issued one preferred share purchase right (a "Right") with each share of Common Stock issued. As adjusted for the three-for-two split of the Common Stock in May 1993, each Right entitles the holder to buy two-thirds of one-hundredth of a share of Series A Junior Participating Preferred Stock ("Junior Preferred Stock"). The purchase price for each one-hundredth of a share of Junior Preferred Stock is $60, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 20.0% or more of the outstanding Common Stock. At any time before the rights become exercisable, the Board of Directors may reduce this threshold percentage to not less than 10.0%. If a person or group acquires the threshold percentage of Common Stock, each Right will entitle the holder, other than the acquiring person, to buy shares of Common Stock or Junior Preferred Stock having a market value of twice the exercise price. If the Company is acquired in a merger or other business combination, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the purchase price of the Rights. The Rights will expire on October 1, 2001, and may be redeemed by the Company at a price of one cent per Right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced by the Common Stock certificates and are transferred with and only with such certificates.

         Stock Options

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

6.       SHAREHOLDERS' EQUITY    (Continued)

         ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         Under the Company's 1991 Stock Incentive Plan, as amended (the "Incentive Plan"), officers, directors and key employees of the Company and its subsidiaries may receive grants and/or awards of common stock, restricted stock, phantom stock, incentive stock options, non-qualified stock options and stock appreciation rights. As amended in 1995, commencing January 1, 1996, the maximum number of shares of common stock available for grants and awards under the Incentive Plan in each calendar year is equal to 1.5% of the shares of common stock outstanding as of the first business day of that year, plus the number of shares available for grants and awards in prior years but not covered by grants and awards in those years and any shares of common stock as to which grants and awards have been terminated or forfeited.

         Pursuant to the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), each non-employee director is granted an option to purchase 1,500 shares of common stock of the Company on the first business day following the annual meeting of shareholders. Up to 60,000 shares of the Company's common stock may be issued under the Directors' Plan.

         All options which have been granted under the Incentive Plan and the Directors' Plan are non-qualified stock options with an exercise price equal to the fair market value of a share of the Company's common stock on the date of grant. Options granted in 1992 under the Incentive Plan and all options granted under the Directors' Plan expire ten years from the date of grant. All other options which have been granted under the Incentive Plan expire seven years from the date of grant. Options generally vest ratably over a four-year period.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

6.       SHAREHOLDERS' EQUITY    (Continued)

         Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rate of 7.50%, dividend yield of 1.00%, volatility factor of the expected market price of the Company's common stock of .34 and a weighted-average expected life of the options of 5 years. The effects of applying Statement 123 on a pro forma basis for 1995 and 1996 options are not likely to be representative of the effects on reported pro forma net income in future years.

         The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):


                                               1996             1995
                                               ----             ----

                  Pro forma net income       $36,187          $16,922

                  Pro forma earnings
                     per share                 $4.07            $1.90

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

6.       SHAREHOLDERS' EQUITY    (Continued)

         A  summary  of  the  Company's   stock  option   activity  and  related
         information for the years ended December 31 follows:


                                                               1996                                1995

                                                   ------------------------------    ---------------------------------
                                                                     Weighted-                           Weighted-
                                                                      Average                             Average
                                                      Options        Exercise            Options          Exercise
                                                      -------        --------            -------          --------
                                                                       Price                                Price
                                                                       -----                                -----
           Outstanding -
             beginning of year                       523,576             $11             421,576             $12
           Granted                                   178,000              19             112,000              11
           Exercised                                   3,800              10               1,500              10
           Forfeited                                   6,050              16               8,500              22
                                                       -----                               -----

           Outstanding -
             end of year                             691,726             $13             523,576             $11
                                                     =======                             =======

           Available for
           future grant                               55,856                             103,018

           Exercisable at
             end of year                             366,356             $11             278,651             $10

           Weighted-average fair
             value of options
             granted during the year                   $7.38                               $4.77



         Exercise prices for options outstanding as of December 31, 1996 ranged from $3 to $22. The weighted-average remaining contractual life of those options is 5 years.

         Savings and Stock Ownership Plan

         The Company has registered 600,000 shares of common stock for use in connection with the Lawyers Title Insurance Corporation Savings and Stock Ownership Plan. Substantially all of the employees of the Company are eligible to participate in the Plan. On July 1, 1992, the Company issued 323,400 shares of such stock to the Plan in exchange for a $2,156 promissory note bearing interest at 8.0%. These shares were used for matching contributions for plan participants through June of 1996 and were allocated to participants quarterly in the same proportion that the quarterly principal and interest payments on the note bore to the total principal and interest payments over the life of the note. Subsequent to June 1996, the Plan Trustee purchased shares on the open market to use in matching

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

6.       SHAREHOLDERS' EQUITY    (Continued)

         employee contributions. The level of contributions to the Plan is discretionary and set by the Board of Directors annually. In 1996, 1995 and 1994, 38,997, 94,096 and 115,990 shares were allocated to participants at a cost of $143, $631 and $832, respectively, to the Company. Additionally, 100,502 shares were purchased at a cost of $1,851 and allocated to employees in 1996.


7.       STATUTORY FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities. Unconsolidated statutory equity of Lawyers Title was $140,973 and $116,016 at December 31, 1996 and 1995, respectively. The difference between statutory equity and equity determined on the basis of GAAP is primarily due to differences between the provision for policy and contract claims included in the accompanying financial statements and the statutory unearned premium reserve, which is calculated in accordance with statutory requirements, and statutory regulations that preclude the recognition of certain assets including goodwill and deferred income tax assets. Unconsolidated statutory net income of Lawyers Title was $38,473, $18,516 and $13,993 for the years ended December 31, 1996,
         1995 and 1994, respectively.

         In a number of states, Lawyers Title is subject to regulations which require minimum amounts of statutory equity and which require that the payment of any extraordinary dividends receive prior approval of the Insurance Commissioners of these states. An extraordinary dividend is generally defined as one which, when added to other dividends paid in the preceding twelve months, would exceed the lesser of 10.0% of statutory equity accounts as of the preceding year end or statutory net income excluding realized capital gains for the preceding year. Under such statutory regulations, net assets of consolidated subsidiaries aggregating $248,071 were not available for dividends, loans or advances to the Company at December 31, 1996.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

8.       INCOME TAXES

         The Company files a consolidated federal income tax return with its subsidiaries. Significant components of the Company's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

                                                          1996           1995
                                                          ----           ----

                Deferred tax assets:
                    Policy and contract claims          $24,430        $23,021
                    Employee benefit plans                6,235          7,195
                    Other                                 1,499          1,382
                                                        -------        -------
                                                         32,164         31,598
                                                        -------        -------
                Deferred tax liabilities:
                    Pension benefits                        530            885
                    Title plant basis differences         4,961          4,961
                    Unrealized gains                      1,451          7,455
                    Other                                 1,787          2,170
                                                        -------        -------
                                                          8,729         15,471
                                                        -------        -------
                Net deferred tax asset                  $23,435        $16,127
                                                        =======        =======


         The Company is required to establish a "valuation allowance" for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the net deferred tax asset, and, therefore, no such valuation allowance has been established at December 31, 1996 and 1995.

         The provision for income tax is less than the amount of income tax determined by applying the applicable U.S. statutory income tax rate (35%) to pre-tax income as a result of the following differences:

                                               1996         1995        1994
                                               ----         ----        ----

         Computed expected expense
           at statutory rate                 $19,439       $8,351      $3,139
         Non-taxable interest                   (932)        (828)       (734)
         Dividend deductions                    (146)        (187)       (170)
         Company-owned life insurance           (575)        (645)       (532)
         Travel and entertainment                709          421         357
         Other                                   526         (303)         95
                                             -------        ------     ------
         Income tax expense                  $19,021       $6,809      $2,155
                                             =======       ======      ======

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

8.       INCOME TAXES    (Continued)

         Taxes  (recovered) paid were $14,542 in 1996, $(252) in 1995 and $9,207 in 1994.


9.       PENSION PLAN AND POSTRETIREMENT BENEFITS

         The Company has a noncontributory defined benefit retirement plan which covers substantially all employees. Benefits are based on salary and years of service. The Company's funding policy is to annually contribute the statutory required minimum. Plan assets include marketable equity securities, U.S. government and corporate obligations and cash equivalents. Prior service costs are amortized equally over the average remaining service period of employees.

         The following table sets forth the plan's funded status as of the September 30 measurement dates:


                                                               1996             1995
                                                               ----             ----
         Actuarial present value of benefit obligations:

                Vested                                        $ 93,545        $ 85,297
                Nonvested                                        6,743           5,728
                                                              --------        --------

         Total accumulated benefit
             obligations                                      $100,288        $ 91,025
                                                              ========        ========


         Plan assets at fair value                            $112,684        $104,190

         Projected benefit obligations                         115,606         104,043
                                                              --------        --------

         Plan assets (less than) in excess
             of projected benefit obligations                   (2,922)            147

         Unrecognized net asset from
             transition                                           (162)         (1,982)

         Unrecognized prior service costs                          172             245

         Unrecognized net gain                                   6,156           5,621
                                                              --------        --------

         Prepaid pension asset at
             December 31                                      $  3,244        $  4,031
                                                              ========        ========

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

9.       PENSION PLAN AND POSTRETIREMENT BENEFITS    (Continued)

         The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.75% in 1996 and 1995. The average rate of increase in future compensation levels used was 4.3% in 1996 and 1995. The expected long-term rate of return on plan assets was 8.75% for 1996, 1995 and 1994.

         The components of pension cost include the following:

                                             1996          1995          1994
                                             ----          ----          ----

         Benefits earned during
             the year                      $ 3,124       $ 2,795       $ 3,000

         Interest cost on projected
           benefit obligations               7,834         6,985         6,676

         Actual return on plan assets      (13,854)      (16,125)         (562)
         Net amortization and
             deferral                        3,684         6,337        (9,003)
                                           -------       -------       -------

         Pension cost                      $   788       $    (8)      $   111
                                           =======       =======       =======

         The Company sponsors defined benefit life and health care plans that provide postretirement medical, dental and life insurance benefits to fulltime employees who have attained age 55 and have ten years of service after age 40. The plans are contributory, with contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. Currently, the Company does not require contributions from employees who retired prior to 1991. Medical benefits are funded as claims are incurred. Contributions are made to a premium deposit fund with a life insurance company for retired participants upon reaching age 65.

         The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheet:

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

9.       PENSION PLAN AND POSTRETIREMENT BENEFITS    (Continued)


                                                           December 31, 1996              December 31, 1995
                                                           -----------------              -----------------
                                                           Medical/                       Medical/
                                                            Dental           Life          Dental         Life
                                                            ------           ----          ------         ----
             Accumulated postretirement benefit obligation:
                Retirees                                   $11,878          $5,414        $11,335        $5,280
                Fully eligible active
                   plan participants                         2,448             980          2,162           908
                Other active plan
                   participants                              3,340           1,079          2,945         1,089
                                                           -------           -----        -------        ------
                                                            17,666           7,473         16,442         7,277
             Plan assets invested in
                a premium deposit fund,
                at fair value                                   -            2,244             -          2,288
                                                           -------           -----        -------        ------

             Accumulated postretirement
                benefit obligation in
                excess of plan assets                       17,666           5,229         16,442         4,989

             Unrecognized net (gain)
                or loss                                     (5,961)          1,582         (6,353)        1,704
             Unrecognized transition
                obligation                                  16,305           2,471         17,324         2,625
                                                           -------           -----        -------        ------
             Accrued postretirement
                benefit cost                               $ 7,322          $1,176        $ 5,471        $  660
                                                           =======          ======        =======        ======


         Net  periodic   postretirement  benefit  cost  included  the  following
         components:

                                                December 31, 1996   December 31, 1995          December 31, 1994
                                                -----------------   ------------------        -------------------
                                                Medical/              Medical/                 Medical/
                                                Dental       Life     Dental      Life         Dental        Life
                                                ------       ----     ------      ----         ------        ----

               Service cost                     $  532       $170     $  476     $ 168          $  520      $ 148
               Interest                          1,238        548      1,795       535           1,597        375
               Actual return on
                 plan assets                         -       (200)        -       (183)             -        (167)
               Amortization of net
                 (gain) loss                      (256)        52         -         -               -          -
               Amortization of
                 transition obliga-
                 tion  over 20 years             1,019        155      1,019       155           1,019        155
                                                ------       ----     ------      ----          ------      -----
               Net periodic post-
                 retirement benefit
                 cost                           $2,533       $725     $3,290      $675          $3,136      $ 511
                                                ======       ====     ======      ====          ======      =====


LAWYERS TITLE CORPORATION AND SUBSIDIARIES

9.       PENSION PLAN AND POSTRETIREMENT BENEFITS    (Continued)

         The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan is 10.0% for 1997 and 9.5% for 1998, and is assumed to decrease 0.5% per year until 2004 and remain level at 6.25% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1.0% increase in the annual health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 by $854 and $1,731, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $67.

         The weighted-average discount rate used to estimate the accumulated postretirement benefit was 7.75% at December 31, 1996 and 1995. The average rate of increase in future compensation levels used was 4.3% in 1996 and 1995.


10.      LEASE COMMITMENTS

         The Company conducts a major portion of its operations from leased office facilities under operating leases that expire over the next 10 years. Additionally, the Company leases data processing and other equipment under operating leases expiring over the next five years.

         Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1996.

                     1997                                 $18,593
                     1998                                  15,104
                     1999                                  11,521
                     2000                                   6,440
                     2001                                   2,732
                     2002 and subsequent                    1,365
                                                          -------

                                                          $55,755
                                                          =======


         Rent expense was $22,551, $22,649 and $19,124 for the years ended December 31, 1996, 1995 and 1994, respectively.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

11.      CREDIT ARRANGEMENTS

         At December 31, 1996, the Company had working capital lines of credit with three banks totaling $35,000 that may be drawn on as needed, with interest at LIBOR plus 1.5% or the prime rate at the Company's choice. At that date $1,000 was drawn against these lines. These credit lines require a commitment fee of 0.16% and expire May 31,1997, although they may be extended beyond that date at the sole discretion of the banks.


12.      PENDING LEGAL PROCEEDINGS

         Lawyers Title, in the ordinary course of its title insurance business, is sometimes named as a defendant in litigation involving claims arising outside of the title insurance contract, such as for alleged negligence in title examination, improper claims administration or bad faith. While it is the Company's policy to handle all claims promptly, efficiently, fairly, and in accordance with the provisions of the policy and all applicable laws, the Company may, nevertheless, be subjected to plaintiffs' allegations seeking extracontractual or punitive damages.


13.      ACQUISITIONS

         During the year ended December 31, 1996 the Company acquired three title insurance agencies and an ancillary service business at an aggregate cost of $7,900 of which $3,000 was paid in cash with the balance payable in future periods. These acquisitions were not material to the Company's operations.

         Effective November 1, 1994, the Company acquired all of the outstanding stock of Oregon Title Insurance Company (OTIC) in exchange for 425,020 shares of the Company's common stock valued at $3,883. OTIC is engaged in the title insurance business. The acquisition has been accounted for under the purchase method of accounting. Goodwill of approximately $500 is being amortized over 40 years.

         Effective November 30, 1994, the Company acquired all of the outstanding stock of American Title Group, Inc. (ATG) for approximately $19,000 in cash. To provide indemnification to the Company for the warranties of the sellers, $4,500 of the purchase price was placed with an escrow agent to be released

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

13.      ACQUISITIONS    (Continued)

         over four years as the warranties expire. At December 31, 1996 the balance remaining in escrow was $2,250. ATG is engaged in the title insurance business. The acquisition has been accounted for under the purchase method of accounting. Goodwill of approximately $7,200 is being amortized over 40 years.

         The following unaudited pro forma summary presents information as if the OTIC and ATG acquisitions had occurred at the beginning of the fiscal year. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprise.

                                                            Unaudited
                                                            Year Ended
                                                        December 31, 1994
                                                        -----------------

         Premium and title search
           and escrow revenue                                  $545,748

         Net income                                            $  3,857
                                                               ========

         Earnings per common share                             $    .43
                                                               ========


         In addition, during the year ended December 31, 1994 the Company acquired two title insurance agencies at an aggregate cost of $5,786 which was paid in cash. These acquisitions were not material to the Company's operations.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

14.      UNAUDITED QUARTERLY FINANCIAL DATA

         Selected quarterly financial information follows:

                                                  First            Second            Third            Fourth
                                                 Quarter           Quarter           Quarter          Quarter
                                                 -------           -------           -------          -------
         1996
           Premiums, title
             search, escrow
             and other                           $117,469          $143,793          $141,679         $154,817
           Net investment
             income                                 5,345             5,500             4,593           20,986
           Income before
             income taxes                           6,717            13,798             9,150           25,875
           Net income                               4,521             9,044             6,054           16,900
           Income  per common
             share                                   $.51             $1.02              $.68            $1.90
         1995
           Premiums, title
             search, escrow
             and other                           $104,838          $111,742          $118,479         $132,302
           Net investment
             income                                 3,301             3,036             4,566            4,568
           Income before
             income taxes                           1,395             4,549             8,565            9,351
           Net income                               1,015             3,196             6,237            6,603
           Income per
             common share                            $.11              $.36              $.70             $.74


         In the fourth quarter of 1996 the Company changed its investment strategy by selling all of its equity portfolio and began to move the proceeds into fixed-maturity securities. This sale resulted in capital gains of $17.4 million in the quarter.

         Income per common share is computed using the weighted average number of shares of common stock outstanding during each quarter.


15.      ACCOUNTING PRONOUNCEMENTS

         In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

15.      ACCOUNTING PRONOUNCEMENTS    (Continued)

         the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in the first quarter of 1996. The adoption had no effect on the Company's financial statements for the year ended December 31, 1996.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            (In thousands of dollars)
                                   (Unaudited)


                                                                                September 30,        December 31,
ASSETS                                                                              1997                 1996
------                                                                              ----                 ----

INVESTMENTS:
    Fixed maturities available-for-sale - at fair
        value (amortized cost: 1997 - $245,161;
        1996 - $214,875)                                                      $    252,564          $    218,224
    Equity securities - at fair value (cost: 1997 -
        $887; 1996 - $930)                                                           1,664                 1,725
    Mortgage loans (less allowance for doubtful
        accounts: 1997 and 1996 - $150)                                                456                   480
    Invested cash                                                                   26,773                71,626
                                                                              ------------          ------------

        Total investments                                                          281,457               292,055

CASH                                                                                36,258                23,997

NOTES AND ACCOUNTS RECEIVABLE:
    Notes (less allowance for doubtful accounts:
        1997 - $1,083; 1996 - $1,008)                                                6,050                 6,657
    Accounts receivable (less allowance for doubtful
        accounts: 1997 - $2,571; 1996 - $2,197)                                     27,456                20,003
                                                                              ------------          ------------

        Total notes and accounts receivable                                         33,506                26,660

PROPERTY AND EQUIPMENT - at cost (less
    accumulated depreciation and amortization:
    1997 - $50,584; 1996 - $44,670)                                                 21,070                21,959

TITLE PLANTS                                                                        48,930                48,536

GOODWILL (less accumulated amortization:
    1997 - $13,670; 1996 - $12,393)                                                 58,813                59,669

DEFERRED INCOME TAXES                                                               25,500                23,435

OTHER ASSETS                                                                        35,410                24,657
                                                                              ------------          ------------

                                                                              $    540,944          $    520,968
                                                                              ============          ============


                             See Accompanying Notes.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            (In thousands of dollars)
                                   (Unaudited)


                                                                                September 30,        December 31,
LIABILITIES                                                                         1997                 1996
-----------                                                                         ----                 ----

POLICY AND CONTRACT CLAIMS                                                    $    199,865          $    196,285

ACCOUNTS PAYABLE AND
    ACCRUED EXPENSES                                                                43,288                47,211

INCOME TAXES PAYABLE                                                                 3,982                 5,721

OTHER LIABILITIES                                                                   12,479                 9,583
                                                                              ------------          ------------

        Total liabilities                                                          259,614               258,800
                                                                              ------------          ------------



COMMITMENTS AND CONTINGENCIES




SHAREHOLDERS' EQUITY
--------------------

Preferred stock, no par value, authorized
    5,000,000 shares, none issued or outstanding                                         -                     -

Common stock, no par value, authorized 45,000,000
    shares, issued and outstanding, 8,928,041 in
    1997 and 8,889,791 in 1996                                                     167,621               167,044

Unrealized investment gains  (less related
    deferred income tax expense of $2,863
    in 1997 and $1,450 in 1996)                                                      5,317                 2,694

Retained earnings                                                                  108,392                92,430
                                                                              ------------          ------------

    Total shareholders' equity                                                     281,330               262,168
                                                                              ------------          ------------

                                                                              $    540,944          $    520,968
                                                                              ============          ============


                             See Accompanying Notes.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS AND
                                RETAINED EARNINGS
         NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
               (In thousands of dollars except per share amounts)
                                   (Unaudited)

                                                                   Nine Months Ended                 Three Months Ended
                                                                     September 30,                      September 30,
                                                                 1997             1996                1997           1996
                                                                 ----             ----                ----           ----

REVENUES
    Premiums                                                 $   353,775      $   328,438        $   128,635    $   115,251
    Title search, escrow and other                                85,769           74,503             31,721         26,428
    Investment income                                             12,419           15,438              4,036          4,593
                                                             -----------      -----------        -----------    -----------
                                                                 451,963          418,379            164,392        146,272
                                                             -----------      -----------        -----------    -----------
EXPENSES
    Salaries and employee benefits                               148,596          137,127             51,778         47,359
    Agents' commissions                                          149,944          134,116             54,178         47,731
    Provision for policy and contract claims                      23,910           21,075              8,590          7,491
    General, administrative and other                            102,994           96,396             36,805         34,541
                                                             -----------      -----------        -----------    -----------
                                                                 425,444          388,714            151,351        137,122
                                                             -----------      -----------        -----------    -----------
OPERATING INCOME BEFORE
    INCOME TAXES                                                  26,519           29,665             13,041          9,150

INCOME TAX EXPENSE
    Current                                                       12,919           12,642              5,259          5,107
    Deferred                                                      (3,699)          (2,596)              (659)        (2,011)
                                                             -----------      -----------        -----------    -----------
                                                                   9,220           10,046              4,600          3,096
                                                             -----------      -----------        -----------    -----------
NET INCOME                                                        17,299           19,619              8,441          6,054

DIVIDENDS                                                         (1,337)          (1,333)              (446)          (444)

RETAINED EARNINGS BEGINNING
    OF PERIOD                                                     92,430           57,689            100,397         70,365
                                                             -----------      -----------        -----------    -----------

RETAINED EARNINGS END OF PERIOD                              $   108,392      $    75,975        $   108,392    $    75,975
                                                             ===========      ===========        ===========    ===========

EARNINGS PER COMMON AND COMMON
    EQUIVALENT SHARE                                         $      1.87      $      2.16        $      0.91    $      0.66
                                                             ===========      ===========        ===========    ===========

EARNINGS PER COMMON SHARE ASSUMING
    FULL DILUTION                                                   1.85             2.14               0.90           0.66

AVERAGE NUMBER OF COMMON AND
    COMMON EQUIVALENT SHARES
    OUTSTANDING                                                    9,231            9,097              9,260          9,135

AVERAGE NUMBER OF SHARES OUTSTANDING
    ASSUMING FULL DILUTION                                         9,332            9,158              9,340          9,159

                             See Accompanying Notes.

                   LAWYERS TITLE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                            (In thousands of dollars)
                                   (Unaudited)

                                                                             Nine Months Ended
                                                                               September 30,
                                                                           1997            1996
                                                                           ----            ----
Cash flows from operating activities:
    Net income                                                         $   17,299      $    19,619
        Depreciation & amortization                                         7,736            6,517
    Amortization of bond premium                                              339              568
        Realized investment gains                                            (113)          (5,399)
        Deferred income tax                                                (3,699)          (2,596)
        Change in assets & liabilities:
           Notes receivable                                                   607              800
           Premiums receivable                                             (7,453)             (51)
           Current income taxes                                            (1,739)           4,865
        Policy & contract claims                                            3,580              973
           Accounts payable and accrued expenses                           (3,923)           1,354
        Cash surrender value of life insurance                             (1,081)           3,050
           Other                                                           (2,740)          (5,443)
                                                                      -----------       ----------
               Net cash provided by operating activities                    8,813           24,257
                                                                      -----------       ----------
Cash flows from investing activities:
    Purchase of property & equipment - net                                 (5,090)          (6,600)
    Purchase of businesses, net of cash acquired                                -           (2,320)
    Cost of investments acquired:
        Fixed maturities                                                  (84,128)         (77,093)
        Equity securities                                                      (6)         (27,780)
        Mortgage loans                                                          -                -
    Proceeds from investment sales or maturities:
        Fixed maturities                                                   53,575           59,938
        Equity securities                                                      90           33,961
        Mortgage loans                                                         24              341
                                                                      -----------       ----------
               Net cash used in investing activities                      (35,535)         (19,553)
                                                                      -----------       ----------
Cash flows from financing activities:
    Repayment of cash surrender value loan                                 (7,713)               -
    Dividends paid                                                         (1,337)          (1,333)
    Change in notes payable                                                 3,180              (48)
                                                                      -----------       ----------
               Net cash provided by financing activities                   (5,870)          (1,381)
                                                                      -----------       ----------
               Net (decrease) increase in cash and invested cash          (32,592)           3,323
Cash & invested cash at beginning of period                                95,623           40,647
                                                                      -----------       ----------
Cash & invested cash at end of period                                 $    63,031       $   43,970
                                                                      ===========       ==========

                             See Accompanying Notes.

LAWYERS TITLE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Interim Financial Information

         The unaudited consolidated financial information included in this report has been prepared in conformity with the accounting principles and practices reflected in the consolidated financial statements included in the Form 10-K for the year ended December 31, 1996 filed with the Commission under the Securities Exchange Act of 1934. This report should be read in conjunction with the aforementioned Form 10-K. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of this information have been made. The results of operations for the interim periods are not necessarily indicative of results for a full year.

         Certain 1996 amounts have been reclassified to conform to the 1997 presentation.


2.       Pending Legal Proceedings

         For additional information, see Pending Legal Proceedings on page F-27 of the December 31, 1996 Form 10-K.


3.       Accounting Pronouncements

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (Statement 128), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded and dual presentation is required regardless of the difference between basic and diluted earnings per share. The impact of Statement 128 on the calculation of primary and diluted earnings per share for these quarters is not expected to be material.

                          Independent Auditors' Report


Board of Directors and Shareholder
Commonwealth Land Title Insurance Company
Transnation Title Insurance Company
Philadelphia, Pennsylvania

We have audited the accompanying combined balance sheets of Commonwealth Land Title Insurance Company and subsidiaries ("Commonwealth") and Transnation Title Insurance Company and subsidiaries ("Transnation") (both of which are wholly owned subsidiaries of Reliance Group Holdings, Inc.) as of December 31, 1996 and 1995, and the related combined statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. Commonwealth and Transnation (the "Companies") are under common ownership and common management. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Commonwealth and Transnation at December 31, 1996 and 1995, and the combined results of their operations and their combined cash flows for the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP



Philadelphia, Pennsylvania
February 12, 1997

         (August 20, 1997 as to Note 10)

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED STATEMENT OF INCOME

Year Ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------
REVENUES:
Premiums and fees......................................................  $   780,157,000  $    671,936,000  $   856,762,000

Net investment income..................................................       30,455,000        27,933,000       26,455,000

Gain on sale of investments............................................          346,000         1,729,000          516,000
                                                                         ---------------  ----------------  ---------------

                                                                             810,958,000       701,598,000      883,733,000
                                                                         ---------------  ----------------  ---------------

EXPENSES:
Commissions to agents..................................................      355,834,000       310,729,000      432,041,000

Compensation and employee benefits.....................................      206,083,000       188,097,000      211,150,000

Provision for losses...................................................       61,116,000        58,486,000       75,867,000

Taxes, other than federal income taxes.................................       12,923,000         9,782,000        8,082,000

Other operating expenses...............................................      136,422,000       120,294,000      124,789,000
                                                                         ---------------  ----------------  ---------------

                                                                             772,378,000       687,388,000      851,929,000
                                                                         ---------------  ----------------  ---------------

Income before income taxes.............................................       38,580,000        14,210,000       31,804,000

Provision for income taxes.............................................       13,347,000         4,755,000       10,809,000
                                                                         ---------------  ----------------  ---------------

NET INCOME.............................................................  $    25,233,000  $      9,455,000  $    20,995,000
                                                                         ===============  ================  ===============





                   See notes to combined financial statements.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED BALANCE SHEET

ASSETS                                                                       December 31              1996             1995
---------------------------------------------------------------------------------------------------------------------------
Investments:
   Fixed maturities held for investment -- at amortized
     cost (quoted market $140,789,000 and $126,623,000).................................  $    139,798,000  $   120,545,000
   Fixed maturities available for sale -- at quoted market
     (amortized cost $284,381,000 and $248,280,000).....................................       289,991,000      260,194,000
   Short-term investments...............................................................        25,860,000       41,220,000
   First mortgage and other secured loans...............................................         5,453,000        2,882,000
Cash ...................................................................................        14,328,000       15,230,000
Accounts receivable, less allowances of
   $5,663,000 and $5,006,000............................................................        23,987,000       26,372,000
Real estate and equipment -- at cost, less accumulated
   depreciation of $25,746,000 and $22,685,000..........................................        15,373,000       14,303,000
Title plants............................................................................        49,750,000       49,208,000
Deferred federal income tax benefit.....................................................        27,243,000       20,366,000
Goodwill................................................................................        12,944,000        9,163,000
Other assets............................................................................        16,027,000       14,337,000
                                                                                          ----------------  ---------------
                                                                                          $    620,754,000  $   573,820,000
                                                                                          ================  ===============

LIABILITIES AND SHAREHOLDER'S EQUITY

Reserve for losses......................................................................  $    264,838,000  $   240,777,000
Accounts payable and accrued expenses...................................................        76,168,000       62,306,000
Current federal income taxes............................................................         6,091,000                -
                                                                                          ----------------  ---------------

                                                                                               347,097,000      303,083,000
                                                                                          ----------------  ---------------
Commitments (Note 9)

Shareholder's equity:
   Common stock.........................................................................        11,649,000       11,649,000
   Additional paid-in capital...........................................................       127,551,000      127,551,000
   Retained earnings....................................................................       130,810,000      123,793,000
   Net unrealized gain on investments...................................................         3,647,000        7,744,000
                                                                                          ----------------  ---------------

                                                                                               273,657,000      270,737,000
                                                                                          ----------------  ---------------
                                                                                          $    620,754,000  $   573,820,000
                                                                                          ================  ===============




                   See notes to combined financial statements.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY


                                                                                                       Net
                                                             Additional                         Unrealized
                                          Common                Paid-in         Retained    Gain (loss) on    Shareholder's
                                          Stock                 Capital         Earnings       Investments           Equity
                                          -----                 -------         --------       -----------           ------

Balance, January 1, 1994..............$    11,374,000  $    127,278,000  $   116,343,000  $      5,868,000  $   260,863,000
Net income............................              -                 -       20,995,000                 -       20,995,000
Dividends.............................              -                 -      (19,000,000)                -      (19,000,000)
Depreciation after applicable deferred
  income tax benefit of $5,058,000....              -                 -                -        (9,392,000)      (9,392,000)
                                      ---------------  ----------------  ---------------  ----------------  ---------------


Balance, December 31, 1994............     11,374,000       127,278,000      118,338,000        (3,524,000)     253,466,000
Net income............................              -                 -        9,455,000                 -        9,455,000
Increase in par value of
  Commonwealth's common stock
  from $1.67 to $2.00 per share.......        275,000          (275,000)               -                 -                -
Dividends.............................              -                 -       (4,000,000)                -       (4,000,000)
Capital contribution..................              -           548,000                -                 -          548,000
Appreciation after applicable deferred
  income tax provision of $6,068,000..              -                 -                -        11,268,000       11,268,000
                                      ---------------  ----------------  ---------------  ----------------  ---------------



Balance, December 31, 1995............     11,649,000       127,551,000      123,793,000         7,744,000      270,737,000
Net income............................              -                 -       25,233,000                 -       25,233,000
Dividends.............................              -                 -      (18,216,000)                -      (18,216,000)
Depreciation after applicable deferred
  income tax benefit of $2,207,000....              -                 -                -        (4,097,000)      (4,097,000)
                                      ---------------  ----------------  ---------------  ----------------  ---------------


Balance, December 31, 1996..........  $    11,649,000  $    127,551,000  $   130,810,000  $      3,647,000  $   273,657,000
                                      ===============  ================  ===============  ================  ===============




                   See notes to combined financial statements.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED STATEMENT OF CASH FLOWS

Year Ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................................................  $    25,233,000  $      9,455,000  $    20,995,000
   Adjustments to reconcile net income to net cash
   provided from operating activities:
     Increase in reserve for losses....................................       24,061,000        12,714,000       27,189,000
     Change in accounts receivable.....................................        1,780,000           557,000        1,982,000
     Depreciation, bad debts and amortization..........................        7,797,000         6,838,000        5,145,000
     Change in accounts payable, accrued expenses and other............        8,478,000       (13,539,000)     (15,451,000)
                                                                         ---------------  ----------------  ---------------

NET CASH PROVIDED FROM OPERATING ACTIVITIES............................       67,349,000        16,025,000       39,860,000
                                                                         ---------------  ----------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of:
   Fixed maturities available for sale.................................       88,225,000        29,677,000       12,212,000
   Fixed maturities held for investment................................        3,300,000         4,267,000        4,014,000
Maturities and repayments of:
   Fixed maturities available for sale.................................       13,671,000         2,869,000        3,976,000
   Fixed maturities held for investment................................        2,700,000         2,005,000        1,643,000
Purchases of:
   Fixed maturities available for sale.................................     (138,310,000)      (37,922,000)     (10,628,000)
   Fixed maturities held for investment................................      (24,817,000)      (10,982,000)     (36,266,000)
Proceeds from sales of short-term investments - net....................       15,360,000        13,055,000        3,730,000
Purchases of title plants - net........................................         (577,000)         (985,000)        (378,000)
Purchases of real estate and equipment - net...........................       (6,266,000)       (4,439,000)      (5,563,000)
Cash outlay for acquisitions...........................................       (3,000,000)                -                -
Other - net............................................................         (321,000)       (1,730,000)         (50,000)
                                                                         ---------------  ----------------  ---------------

NET CASH USED IN INVESTING ACTIVITIES..................................      (50,035,000)       (4,185,000)     (27,310,000)
                                                                         ---------------  ----------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Intercompany receivables and payables - net............................                -        (1,909,000)       2,423,000
Dividends..............................................................      (18,216,000)       (4,000,000)     (19,000,000)
Cash received from capital contribution................................                -            40,000                -
                                                                         ---------------  ----------------  ---------------

NET CASH USED IN FINANCING ACTIVITIES..................................      (18,216,000)       (5,869,000)     (16,577,000)
                                                                         ---------------  ----------------  ---------------

INCREASE (DECREASE) IN CASH............................................         (902,000)        5,971,000       (4,027,000)
Cash, beginning of year................................................       15,230,000         9,259,000       13,286,000
                                                                         ---------------  ----------------  ---------------

Cash, end of year......................................................  $   14,328,000   $     15,230,000  $     9,259,000
                                                                         ===============  ================  ===============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Federal income taxes paid..............................................  $    10,944,000  $      6,299,000  $    18,073,000
                                                                         ===============  ================  ===============

                   See notes to combined financial statements.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS

1.       NATURE OF OPERATIONS/SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combination

The combined financial statements of Commonwealth Land Title Insurance Company ("Commonwealth") and Transnation Title Insurance Company ("Transnation") include the accounts of all subsidiaries and have been prepared in conformity with generally accepted accounting principles. Such statements include informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Actual results may differ from these estimates. All intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1995 and 1994 combined financial statements to conform with current year presentation.

Commonwealth and Transnation (the "Companies") are wholly owned subsidiaries of Reliance Insurance Company ("Reliance Insurance"). Reliance Group Holdings, Inc. ("Reliance"), through a subsidiary, owns 100% of the common stock of Reliance Insurance. Together the Companies comprise the title insurance operations of Reliance Insurance.

Certain administrative services are provided by Reliance Insurance to the Companies. The costs for such services, which have been determined based on a reasonable allocation of actual costs incurred, amounted to $1,096,000, $919,000, and $1,019,000 for 1996, 1995 and 1994 and are reflected in the statements of income.

Nature of Operations

The principal operations of the Companies consist of title insurance underwriting. The Companies write, through direct and agency operations, title insurance for residential and commercial real estate nationwide and provide escrow and settlement services in connection with real estate closings.

Investments

Fixed maturity investments include bonds, notes and redeemable preferred stocks. Fixed maturity investments classified as "available for sale" represent securities that will be held for an indefinite period of time and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Such investments may be sold in response to changes in interest rates, future general liquidity needs and similar factors. Fixed maturity investments classified as "held for investment" are carried at amortized cost since the Companies have the positive intent and ability to hold these securities to maturity. Short-term investments consist primarily of United States government securities, certificates of deposit and commercial paper carried at cost, which approximates market value. First mortgage and other secured loans are carried at cost, which approximates their fair value. Realized gains and losses, determined on a specific identification basis, are included in income.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

Title Insurance

Direct title insurance premiums and fees are recognized as revenue when policies become effective. Agency insurance premiums are recognized as revenue when reported by the agent. Title insurance claims arise principally from unknown title defects that exist at the time policies become effective.

At the time premiums are recorded as revenue, the Companies establish reserves for the estimated ultimate amounts that will be paid for reported claims, incurred but not reported claims and the expenses that will be paid to settle these claims. The reserves, which are not discounted, are based on historical and anticipated loss experience including societal and economic factors. Inflation is inherent in the reserves to the extent that it influenced the past claims patterns used to produce the reserve estimates. The process of estimating claims is a complex task and the actual payments may be more or less than such estimates indicate. Changes in loss estimates, based on subsequent developments, are included in operations currently.

Title Plants

Title plants are capitalized at the lower of cost or appraised value at date of acquisition. Title plants are not being depreciated since there has been no diminution of value; however, impairments of title plant carrying amounts deemed to be other than temporary are expensed. Costs of maintaining and updating title plants are expensed as incurred.

Fair Value of Financial Instruments

The estimated fair value of publicly traded financial instruments is determined by the Companies using quoted market prices, dealer quotes and prices obtained from independent third parties. For financial instruments not publicly traded, fair values are estimated based on values obtained from independent third parties or quoted market prices of comparable instruments. However, judgment is required to interpret market data to develop the estimates of fair value.
Accordingly, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. See Note 2 regarding fair value information for the Companies' financial instruments.

Income Taxes

The Companies are included in the consolidated federal income tax return of Reliance. Federal income taxes are computed as if Commonwealth and Transnation filed separate consolidated tax returns.

Adoption of New Accounting Standard

Effective January 1, 1996, the Companies adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of this Statement had no material effect on the Companies' combined financial statements.

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities". The adoption of this Statement, which is not required until 1997, is not expected to have a material effect on the Companies' combined financial statements.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

2.       INVESTMENTS

Fixed maturities held for investment at December 31, 1996 consisted of:

                                                                                                     Gross            Gross
                                                              Amortized           Market        Unrealized       Unrealized
                                                                   Cost            Value             Gains           Losses
                                                                   ----            -----             -----           ------

Bonds and notes:
   U.S. government and government
     agencies and authorities........................  $      1,053,000  $     1,069,000  $         16,000  $             -
   Public utilities..................................        90,421,000       90,610,000         1,107,000          918,000
   Corporate bonds and other.........................        36,621,000       37,211,000         1,330,000          740,000
Redeemable preferred stock...........................        11,703,000       11,899,000           196,000                -
                                                       ----------------  ---------------  ----------------  ---------------

                                                       $    139,798,000  $   140,789,000  $      2,649,000  $     1,658,000
                                                       ================  ===============  ================  ===============

Fixed maturities available for sale at December 31, 1996 consisted of:

                                                                                                     Gross            Gross
                                                                 Market        Amortized        Unrealized       Unrealized
                                                                  Value             Cost             Gains           Losses
                                                                  -----             ----             -----           ------
Bonds and notes:
   U.S. government and government
     agencies and authorities........................  $     95,147,000  $    95,345,000  $        660,000  $       858,000
   Public utilities..................................        72,880,000       73,457,000           348,000          925,000
   Corporate bonds and other.........................        63,619,000       62,713,000         1,671,000          765,000
Redeemable preferred stock...........................        58,345,000       52,866,000         5,487,000            8,000
                                                       ----------------  ---------------  ----------------  ---------------

                                                       $    289,991,000  $   284,381,000  $      8,166,000  $     2,556,000
                                                       ================  ===============  ================  ===============

Fixed maturities held for investment at December 31, 1995 consisted of:

                                                                                                     Gross            Gross
                                                              Amortized           Market        Unrealized       Unrealized
                                                                   Cost            Value             Gains           Losses
                                                                   ----            -----             -----           ------
Bonds and notes:
   U.S. government and government
     agencies and authorities........................  $      1,057,000  $     1,109,000  $         52,000  $             -
   Public utilities..................................        67,175,000       70,069,000         2,896,000            2,000
   Corporate bonds and other.........................        38,061,000       40,536,000         2,498,000           23,000
Redeemable preferred stock...........................        14,252,000       14,909,000           657,000                -
                                                       ----------------  ---------------  ----------------  ---------------

                                                       $    120,545,000  $   126,623,000  $      6,103,000  $        25,000
                                                       ================  ===============  ================  ===============

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

Fixed maturities available for sale at December 31, 1995 consisted of:

                                                                                                     Gross            Gross
                                                                 Market        Amortized        Unrealized       Unrealized
                                                                  Value             Cost             Gains           Losses
                                                                  -----             ----             -----           ------
Bonds and notes:
   U.S. government and government
     agencies and authorities........................  $     43,875,000  $    42,929,000  $      1,003,000  $        57,000
   Public utilities..................................        88,655,000       85,795,000         2,963,000          103,000
   Corporate bonds and other.........................        75,904,000       72,207,000         3,833,000          136,000
Redeemable preferred stock...........................        51,760,000       47,349,000         4,411,000                -
                                                       ----------------  ---------------  ----------------  ---------------

                                                       $    260,194,000  $   248,280,000  $     12,210,000  $       296,000
                                                       ================  ===============  ================  ===============

The carrying value of financial instruments not publicly traded, recorded at estimated fair value, was $44,800,000 and $43,800,000 at December 31, 1996 and 1995, respectively.

The contractual maturities of fixed maturity investments at December 31, 1996 were as follows:

                                                                  Held for Investment                Available for Sale
                                                                  -------------------                ------------------
                                                              Amortized           Market         Amortized           Market
                                                                   Cost            Value              Cost            Value
                                                                   ----            -----              ----            -----

Fixed maturity investments:
   Due within one year...............................  $      1,053,000  $     1,069,000  $      2,200,000  $     2,205,000
   Due after one year through five years.............         1,849,000        2,032,000        15,856,000       15,976,000
   Due after five years through ten years............        45,777,000       46,679,000        36,537,000       37,029,000
   Due after ten years...............................        79,416,000       79,110,000        96,960,000       96,705,000
                                                       ----------------  ---------------  ----------------  ---------------
                                                            128,095,000      128,890,000       151,553,000      151,915,000
Redeemable preferred stock...........................        11,703,000       11,899,000        52,866,000       58,345,000
Mortgage-backed securities...........................                 -                -        79,962,000       79,731,000
                                                       ----------------  ---------------  ----------------  ---------------

                                                       $    139,798,000  $   140,789,000  $    284,381,000  $   289,991,000
                                                       ================  ===============  ================  ===============

Net investment income consisted of:

Year Ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------
Investment income:
   Fixed maturities....................................................  $    29,632,000  $     26,971,000  $    25,987,000
   Short-term investments..............................................        1,588,000         1,689,000        1,590,000
   Other...............................................................          883,000           773,000          669,000
                                                                         ---------------  ----------------  ---------------
                                                                              32,103,000        29,433,000       28,246,000
Investment expenses....................................................        1,648,000         1,500,000        1,791,000
                                                                         ---------------  ----------------  ---------------

                                                                         $    30,455,000  $     27,933,000  $    26,455,000
                                                                         ===============  ================  ===============

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

Gain on sales of investments consisted of:

Year Ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------
Fixed maturities held for investment:
   Realized gains......................................................    $     410,000     $     128,000    $     147,000
   Realized losses.....................................................          (25,000)                -           (1,000)
                                                                           -------------     -------------    -------------
                                                                                 385,000           128,000          146,000
                                                                           -------------     -------------    -------------
Fixed maturities available for sale:
   Realized gains......................................................        1,308,000         1,626,000          531,000
   Realized losses.....................................................       (1,347,000)          (25,000)        (161,000)
                                                                           --------------    -------------    -------------
                                                                                 (39,000)        1,601,000          370,000
                                                                           -------------     -------------    -------------

                                                                           $     346,000     $   1,729,000    $     516,000
                                                                           =============     =============    =============

During  1996,  1995 and 1994,  the  Companies  sold  fixed  maturities  held for investment with an amortized cost of $2,963,000, $4,221,000 and $3,892,000 respectively, resulting in realized gains of $337,000, $45,000 and $123,000 respectively. These sales were principally in response to a significant deterioration in the issuers' creditworthiness.

3.       PROVISION FOR INCOME TAXES

Income tax provision from operations consisted of:

Year ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------

Current................................................................    $  18,094,000     $   5,066,000    $  16,265,000

Deferred...............................................................       (4,747,000)         (311,000)      (5,456,000)
                                                                           -------------     -------------    -------------

                                                                           $  13,347,000     $   4,755,000    $  10,809,000
                                                                           =============     =============    =============


COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

The reconciliation of taxes computed at the statutory rate of 35% to the provision for income taxes is as follows:

Year Ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------

Income from operations before income taxes.............................    $  38,580,000     $  14,210,000    $  31,804,000
                                                                           =============     =============    =============

Tax provision at U.S. statutory rate...................................    $  13,503,000     $   4,974,000    $  11,131,000

Reconciliation to actual tax rate:

   Dividends received deduction........................................       (1,248,000)       (1,199,000)      (1,148,000)
   Goodwill............................................................          268,000           126,000           88,000
   Non-deductible meals and entertainment..............................          652,000           578,000          644,000
   Tax exempt interest income..........................................          (46,000)          (67,000)         (81,000)
   Other...............................................................          218,000           343,000          175,000
                                                                         ---------------  ----------------  ---------------

                                                                         $    13,347,000  $      4,755,000  $    10,809,000
                                                                         ===============  ================  ===============

The tax effects of items comprising the Companies net deferred tax asset were as follows:

                                                                                   December 31        1996             1995
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Title loss reserves..................................................................  $     83,004,000  $    73,422,000
   Tax basis differential for equipment.................................................         6,133,000        4,370,000
   Allowance for doubtful accounts......................................................         2,044,000        1,747,000
   Pension reserves.....................................................................         3,318,000        2,829,000
   Other deferred tax assets............................................................         3,211,000        4,055,000
                                                                                          ----------------  ---------------
                                                                                                97,710,000       86,423,000
                                                                                          ----------------  ---------------
Deferred tax liabilities:
   Statutory premium reserve............................................................        56,095,000       50,887,000
   Financing lease arrangement..........................................................         5,222,000        3,740,000
   Unrealized security gains............................................................         1,963,000        4,170,000
   Other deferred tax liabilities.......................................................         7,187,000        7,260,000
                                                                                          ----------------  ---------------
                                                                                                70,467,000       66,057,000
                                                                                          ----------------  ---------------
Net deferred tax asset..................................................................  $     27,243,000  $    20,366,000
                                                                                          ================  ===============

4.       RESTRICTED ASSETS AND SHAREHOLDER'S EQUITY

State laws require the Companies to maintain statutory premium reserves, which are restrictions on shareholder's equity. Qualified investments are maintained in an amount equal to these reserves, which aggregated $258,729,000 at December 31, 1996 and $239,993,000 at December 31, 1995.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

The Companies had investments on deposit with insurance departments of various states as required by law with aggregate carrying values of $12,462,000 at December 31, 1996 and $14,150,000 at December 31, 1995.

Commonwealth's common stock has a par value of $2 per share and 1,000,000 shares were authorized and 824,653 shares were issued and outstanding at December 31, 1996 and 1995. Transnation's common stock has a par value of $1 per share and 10,000,000 shares were authorized, issued and outstanding at December 31, 1996 and 1995. Total shareholder's equity of Commonwealth was $184,926,000 and $180,640,000 at December 31, 1996 and 1995, respectively. Total shareholder's equity of Transnation was $88,731,000 and $90,097,000 at December 31, 1996 and 1995, respectively.

Future dividend payments by Commonwealth and Transnation are limited by insurance regulations of the Commonwealth of Pennsylvania and the State of Arizona, respectively. Under Pennsylvania law, Commonwealth is limited to the greater of 10% of policyholders' surplus at December 31 of the preceding year or 100% of the prior year's statutory net income. In accordance with these restrictions, $30,950,000 is available for dividends in 1997.

Under Arizona law, Transnation is limited to the lesser of 10% of policyholders' surplus at December 31 of the preceding year or 100% of the prior year's statutory net investment income. In accordance with these restrictions, $6,303,000 is available for dividends in 1997.

5.       POSTRETIREMENT BENEFIT PLANS

Retirement benefits, covering substantially all employees, are provided under a noncontributory trusteed defined benefit pension plan. Contributions to the pension plan are based on the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

Retirement benefits are paid to eligible employees based principally on years of service and salary. Pension plan assets consist primarily of corporate and government debt securities and 314,100 shares of Reliance Group Holdings, Inc. common stock.

Net periodic pension cost includes the following components:

Year Ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------

Service cost -- benefits earned during the period......................  $     3,945,000  $      3,076,000  $     3,832,000
Interest cost on projected benefit obligation..........................        4,227,000         3,859,000        3,563,000
Actual return on plan assets...........................................       (1,552,000)       (5,342,000)       2,082,000
Net amortization and deferral..........................................       (3,770,000)        1,047,000       (6,832,000)
                                                                         ---------------  ----------------  ---------------

Net periodic pension cost..............................................  $     2,850,000  $      2,640,000  $     2,645,000
                                                                         ===============  ================  ===============


COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

The reconciliation of the pension plan funded status with the accrued pension cost included in accounts payable and accrued expenses is as follows:

                                                                         December 31                  1996             1995
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Vested...............................................................................  $     43,935,000  $    43,319,000
   Nonvested............................................................................         3,494,000        3,971,000
                                                                                          ----------------  ---------------

Accumulated benefit obligation..........................................................        47,429,000       47,290,000
Effect of anticipated future compensation levels........................................        10,911,000       11,736,000
                                                                                          ----------------  ---------------

Projected benefit obligation............................................................        58,340,000       59,026,000
Plan assets at market value.............................................................       (49,313,000)     (43,087,000)
                                                                                          ----------------  ---------------

Projected benefit obligation in excess of plan assets...................................         9,027,000       15,939,000

Unrecognized net assets at date of plan adoption........................................         2,969,000        3,605,000
Unrecognized net loss...................................................................        (4,319,000)     (10,732,000)
                                                                                          ----------------  ---------------

Accrued pension cost....................................................................  $      7,677,000  $     8,812,000
                                                                                          ================  ===============

Contributions to the pension plan were $3,985,000 in 1996 and $1,148,000 in 1994. No contributions were made in 1995.

The assumptions used to measure the projected benefit obligation at December 31, 1996 and 1995 included discount rates of 8.0% and 7.5%, respectively, and weighted average rates of compensation increase of 4.0% and 4.5%, respectively. The expected long-term investment rates of return on plan assets for the years ended December 31, 1996 and 1995 were 10.0% and 9.5%, respectively.

In addition to pension benefits, Commonwealth provides unfunded postretirement medical and life insurance plans for certain employees who were hired prior to 1990.

Postretirement benefit cost includes the following components:

Year Ended December 31                                                              1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------

Service cost -- benefits earned during the period......................  $       168,000  $        167,000  $       227,000
Interest cost on accumulated postretirement benefit obligation.........          500,000           510,000          468,000
Net amortization and deferral..........................................          346,000           303,000          342,000
                                                                         ---------------  ----------------  ---------------

Postretirement benefit cost............................................  $     1,014,000  $        980,000  $     1,037,000
                                                                         ===============  ================  ===============


COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

The components of the accumulated postretirement benefit obligation included in accounts payable and accrued expenses were as follows:

                                                                             December 31              1996             1995
---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees.............................................................................  $      3,462,000  $     3,234,000
   Other active plan participants.......................................................         3,240,000        3,618,000
                                                                                          ----------------  ---------------

Accumulated benefit obligation..........................................................         6,702,000        6,852,000
Unrecognized net gain...................................................................           559,000          371,000
Unrecognized transition obligation......................................................        (5,533,000)      (5,879,000)
                                                                                          ----------------  ---------------

Accrued postretirement benefit cost.....................................................  $      1,728,000  $     1,344,000
                                                                                          ================  ===============

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1996 was 10.0% for 1997, decreasing until it reaches 6.0% in 2007, after which it remains constant. A one-percentage-point change in the assumed health care cost trend rate for each year would change the accumulated postretirement benefit obligation as of December 31, 1996 and the 1996 net postretirement health care cost by approximately 2.6% and 2.2%, respectively. The assumed discount rates used in determining the accumulated postretirement benefit obligation at December 31, 1996 and 1995 were 8.0% and 7.5%, respectively.

6.       RESERVE FOR LOSSES

The reconciliation of the beginning to ending reserve for losses is as follows:

                                                            December 31             1996              1995             1994
---------------------------------------------------------------------------------------------------------------------------

Reserve for losses, beginning of year..................................  $   240,777,000  $    228,063,000  $   200,874,000
                                                                         ---------------  ----------------  ---------------

Provision for policy claims and related expenses:
   Provision for insured events of the current year....................       59,771,000        57,900,000       71,060,000
   Increase in provision for insured events of prior years.............        1,345,000           586,000        4,807,000
                                                                         ---------------  ----------------  ---------------
     Total provision...................................................       61,116,000        58,486,000       75,867,000
                                                                         ---------------  ----------------  ---------------

Payments, net of recoveries, for policy claims and related expenses:
   Attributable to insured events of the current year..................        1,755,000         2,187,000        4,475,000
   Attributable to insured events of prior years.......................       35,300,000        43,585,000       44,203,000
                                                                         ---------------  ----------------  ---------------
     Total payments....................................................       37,055,000        45,772,000       48,678,000
                                                                         ---------------  ----------------  ---------------

Reserve for losses, end of year........................................  $   264,838,000  $    240,777,000  $   228,063,000
                                                                         ===============  ================  ===============


COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

7.       ESCROW FUNDS

Customers' funds held in escrow for real estate transactions are not included in the combined balance sheet. These funds consisted of:

                                                                         December 31                  1996             1995
---------------------------------------------------------------------------------------------------------------------------

Cash ...................................................................................  $    263,348,000  $   215,393,000
Investments held for specific accounts..................................................       333,658,000      249,830,000
                                                                                          ----------------  ---------------
                                                                                          $    597,006,000  $   465,223,000
                                                                                          ================  ===============

8.       STATUTORY INFORMATION

The Companies had combined policyholders' surplus of $199,587,000 and $182,167,000 at December 31, 1996 and 1995, respectively, and combined statutory net income of $40,094,000, $12,439,000 and $32,421,000 for the years ended
December 31, 1996, 1995 and 1994, respectively. Commonwealth had policyholders' surplus of $136,559,000 and $121,826,000 at December 31, 1996 and 1995,
respectively, and statutory net income of $31,806,000, $10,580,000 and $26,244,0000 for the years ended December 31, 1996, 1995 and 1994, respectively. Transnation had policyholders' surplus of $63,028,000 and $60,341,000 at
December 31, 1996 and 1995, respectively, and statutory net income of $8,288,000, $1,859,000 and $6,177,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

Commonwealth and Transnation have entered into a credit support arrangement to which each Company will commit credit support, if necessary, to the other and to its wholly owned subsidiaries. This agreement provides financial support in order that each company remains solvent, able to meet its financial obligations as they come due in the ordinary course of business and protects the interests of the policyholders.

9.       COMMITMENTS

The Companies lease certain office facilities and equipment under lease agreements that expire at various dates through 2011. Rental expense in 1996, 1995 and 1994 was $31,552,000, $30,956,000 and $29,860,000 respectively. At
December 31, 1996, future minimum rental commitments under noncancelable operating leases, principally for office space, were:

Year Ended December 31
1997 ................................................  $    17,651,000
1998 ................................................       13,340,000
1999 ................................................        9,643,000
2000 ................................................        6,694,000
2001 ................................................        4,377,000
2002 and later.......................................        8,030,000
                                                       ---------------

                                                       $    59,735,000
                                                       ===============

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

10.      SUBSEQUENT EVENT

One August 20, 1997, Reliance agreed to sell the Companies to Lawyers Title Corporation ("LTC") for cash, common stock and convertible preferred stock. The sale is subject to regulatory approvals as well as approval of LTC's shareholders.

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED STATEMENT OF INCOME
(Unaudited)


                                                                                Quarter Ended                      Nine Months Ended
                                                                                 September 30                           September 30
                                                                     1997                1996               1997                1996
------------------------------------------------------------------------------------------------------------------------------------

REVENUES:
Premiums and fees....................................     $   226,194,000    $    208,173,000    $   612,897,000     $   575,980,000

Net investment income................................           7,464,000           7,831,000         23,236,000          22,663,000

Gain on sale of investments..........................              86,000             803,000          1,187,000             376,000
                                                          ---------------    ----------------    ---------------     ---------------

                                                              233,744,000         216,807,000        637,320,000         599,019,000
                                                          ---------------    ----------------    ---------------     ---------------

EXPENSES:
Commissions to agents................................          98,487,000          98,665,000        268,960,000         263,138,000

Compensation and employee benefits...................          61,694,000          50,660,000        173,847,000         153,695,000

Provision for losses.................................          10,725,000          15,648,000         29,470,000          47,461,000

Taxes, other than federal income.....................           3,291,000           2,906,000          9,238,000           9,326,000

Other operating expenses.............................          39,393,000          35,283,000        111,634,000         100,554,000
                                                          ---------------    ----------------    ---------------     ---------------

                                                              213,590,000         203,162,000        593,149,000         574,174,000
                                                          ---------------       -------------    ---------------       -------------

Income from operations before federal
   income taxes......................................          20,154,000          13,645,000         44,171,000          24,845,000

Income tax provision.................................           6,732,000           4,703,000         15,192,000           8,520,000
                                                          ---------------    ----------------    ---------------     ---------------

NET INCOME...........................................     $    13,422,000    $      8,942,000    $    28,979,000     $    16,325,000
                                                          ===============    ================    ===============     ===============



COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED BALANCE SHEET




                                                                                                    September 30         December 31
ASSETS                                                                                                      1997                1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (Unaudited)
Investments:
  Fixed maturities held for investment -- at amortized cost
    (quoted market $141,685,000 and $140,789,000)............................................    $   138,381,000     $   139,798,000
  Fixed maturities available for sale -- at quoted market
    (amortized cost $258,813,000 and $284,381,000)...........................................        268,240,000         289,991,000
  Short-term investments.....................................................................         33,887,000          25,860,000
  First mortgage and other secured loans.....................................................         11,706,000           5,453,000
Cash.........................................................................................         11,746,000          14,328,000
Accounts receivable, less allowances of $5,731,000 and $5,663,000............................         31,664,000          23,987,000
Real estate and equipment -- at cost, less accumulated
  depreciation of $17,867,000 and $25,746,000................................................         23,764,000          15,373,000
Title plants.................................................................................         50,174,000          49,750,000
Deferred federal income tax benefit..........................................................         26,237,000          27,243,000
Goodwill.....................................................................................         16,209,000          12,944,000
Other assets.................................................................................         14,524,000          16,027,000
                                                                                                 ---------------     ---------------

                                                                                                 $   626,532,000     $   620,754,000
                                                                                                 ===============     ===============

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------------------------------------------------------------------------------------------------------

Reserve for losses...........................................................................    $   265,593,000     $   264,838,000
Accounts payable and accrued expenses........................................................         76,823,000          76,168,000
Current federal income taxes.................................................................                  -           6,091,000
                                                                                                 ---------------     ---------------

                                                                                                     342,416,000         347,097,000
                                                                                                 ---------------     ---------------

Commitments

Shareholder's equity:
  Common stock...............................................................................         11,649,000          11,649,000
  Additional paid-in capital.................................................................        127,551,000         127,551,000
  Retained earnings..........................................................................        138,789,000         130,810,000
  Net unrealized gain on investments.........................................................          6,127,000           3,647,000
                                                                                                 ---------------     ---------------

                                                                                                     284,116,000         273,657,000
                                                                                                 ---------------     ---------------

                                                                                                 $   626,532,000     $   620,754,000
                                                                                                 ===============     ===============

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
(Unaudited)


                                                                                                             Net
                                                               Additional                             Unrealized
                                               Common             Paid-in            Retained            Gain on      Shareholder's
                                                 Stock            Capital            Earnings        Investments             Equity
                                                 -----            -------            --------        -----------             ------

Balance, January 1, 1997..............    $ 11,649,000       $127,551,000        $130,810,000       $  3,647,000       $273,657,000
Net income............................               -                  -          28,979,000                  -         28,979,000
Dividends.............................               -                  -         (21,000,000)                 -        (21,000,000)
Appreciation after applicable
  deferred income tax provision
  of  $1,337,000......................               -                  -                   -          2,480,000          2,480,000
                                          ------------       ------------        ------------       ------------       ------------


Balance, September 30, 1997...........    $ 11,649,000       $127,551,000        $138,789,000       $  6,127,000       $284,116,000
                                          ============       ============        ============       ============       ============


COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

COMBINED STATEMENT OF CASH FLOWS
(Unaudited)


                                                                                               Nine Months Ended
                                                                                                    September 30
                                                                                         1997               1996
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................................                        $     28,979,000    $    16,325,000
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for losses.............................                              29,470,000         47,461,000
    Change in premium and other receivables..........                              (8,501,000)          (685,000)
    Depreciation, bad debts and amortization.........                               6,563,000          5,423,000
    Claims paid, net of recoveries...................                             (28,715,000)       (25,897,000)
    Change in accounts payable, accrued
      expenses and other.............................                             (14,824,000)        (7,913,000)
                                                                             ----------------    ---------------

                                                                                   12,972,000         34,714,000
                                                                             ----------------    ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of:
  Fixed maturities available for sale................                              47,049,000         86,276,000
  Fixed maturities held for investment...............                                       -          3,300,000
Maturities and repayments of:
  Fixed maturities available for sale................                              13,921,000         12,374,000
  Fixed maturities held for investment...............                               5,264,000          2,489,000
Purchases of:
  Fixed maturities available for sale................                             (34,556,000)      (123,882,000)
  Fixed maturities held for investment...............                              (3,689,000)       (22,885,000)
(Increase) decrease in short-term
  investments - net..................................                              (8,027,000)        10,919,000
(Increase) decrease in title plants..................                                (459,000)          (525,000)
Cash outlay for acquisition..........................                                       -         (3,000,000)
Change in investments receivable/payable.............                                   4,000          1,976,000
Purchases of real estate and equipment - net.........                             (12,747,000)        (6,237,000)
Other -- net.........................................                              (1,314,000)          (359,000)
                                                                             ----------------    ---------------

                                                                                    5,446,000        (39,554,000)
                                                                             ----------------    ---------------
CASH FLOW FROM FINANCING ACTIVITIES:
Dividends............................................                             (21,000,000)                 -
                                                                             ----------------    ---------------

DECREASE IN CASH.....................................                              (2,582,000)        (4,840,000)
Cash, beginning of period............................                              14,328,000         15,230,000
                                                                             ----------------    ---------------

Cash, end of period..................................                        $     11,746,000    $    10,390,000
                                                                             ================    ===============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Federal income taxes paid............................                        $     20,291,000    $     8,100,000
                                                                             ================    ===============

COMMONWEALTH AND TRANSNATION TITLE INSURANCE COMPANIES

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

       The unaudited combined financial statements of Commonwealth and Transnation and their respective subsidiaries have been prepared in conformity with generally accepted accounting principles. Such financial statements include informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Actual results may differ from these estimates. All intercompany accounts and transactions have been eliminated.

       These financial statements, which are for interim periods, do not include all disclosures provided in the annual combined financial statements. These unaudited combined financial statements should be read in conjunction with the annual audited combined financial statements and the accompanying footnotes. The December 31, 1996 balance sheet was derived from audited combined financial statements, but does not include all disclosures required by generally accepted accounting principles.

       In  the   opinion  of   management   of   Commonwealth/Transnation,   the
       accompanying unaudited combined financial statements contain all adjustments (consisting of normal recurring adjustments only) necessary for a fair presentation of the financial statements. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.


No  dealer,  salesperson  or  other  person  has been
authorized  to give  any  information  or to make any
representation  other  than those  contained  in this
Prospectus and, if given or made, such information or
representation must not be relied upon as having been
authorized  by the Company or any  Underwriter.  This                    1,750,000 Shares
Prospectus  does not constitute an offer to sell or a
solicitation of an offer to buy any securities  other
than the securities to which it relates,  nor does it                         [LOGO]
constitute an offer to sell or the solicitation of an
offer to buy any of the securities  offered hereby in
any  jurisdiction in which such offer or solicitation                     LAWYERS TITLE
is not authorized, or in which the person making such                      CORPORATION
offer or  solicitation  is not qualified to do so, or
to any  person  to whom it is  unlawful  to make such
offer or  solicitation.  Neither the delivery of this                      Common Stock
Prospectus nor any sale made hereunder  shall,  under
any  circumstances,  create any implication  that the
information  contained  herein is  correct  as of any
time  subsequent to the date hereof or that there has
been no change in the  affairs of the  Company  since
the date hereof.

             --------------------------

                                                                         ________________
                 TABLE OF CONTENTS
                                                 Page                       PROSPECTUS
                                                                         ________________
Available Information..........................
Incorporation of Certain Documents
  by Reference.................................
Forward-Looking and Cautionary
  Statements...................................
Prospectus Summary.............................
Risk Factors...................................
Use of Proceeds................................                    DONALDSON, LUFKIN & JENRETTE
Price Range of Common Stock and                                       Securities Corporation
  Dividends....................................
Capitalization.................................
Dilution.......................................                          FURMAN SELZ LLC
The Combined Company...........................
Lawyers Title Corporation and
  Subsidiaries Pro Forma                                           WHEAT FIRST BUTCHER SINGER
  Condensed Combined Financial Statements......
Lawyers Title Corporation Selected
  Consolidated Financial and Other Data........                       FERRIS, BAKER WATTS
Lawyers Title Corporation Management's                                    Incorporated
  Discussion and Analysis of Financial
  Condition and Results of Operations .........
Commonwealth Land Title Insurance Company
  and Transnation Title Insurance Company
  Combined Selected Financial and Other Data...
Commonwealth Land Title Insurance Company
  and Transnation Title Insurance Company
  Management's Discussion and Analysis
  of Financial Condition and Results                                                , 1998
  of Operations ...............................
Business.......................................
The Acquisition................................
Management and Ownership of the Combined
  Company......................................
Description of Capital Stock...................
Shares Eligible for Future Sale................
Underwriting...................................
Legal Matters..................................
Experts........................................
Index to Financial Statements..................


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

          Securities and Exchange Commission Registration Fee                                  $  18,797*
          National Association of Securities Dealers Examination Fee                               6,878*
          Printing Expenses                                                                       50,000
          Accounting Fees and Expenses                                                           100,000
          Legal Fees and Expenses                                                                250,000
          Blue Sky Fees and Expenses                                                               1,500
          Miscellaneous Expenses                                                                   2,825
                                                                                               ---------
                  Total                                                                        $ 430,000
                                                                                               =========

         ___________________
         *  Represents actual expenses.  All other expenses are estimates.


Item 15.  Indemnification of Directors and Officers

         Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

         The Articles of Incorporation of the undersigned Registrant contain provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.


Item 16.  Exhibits

         The following exhibits are filed on behalf of the Registrant as part of this Registration Statement:

1.1 Form of Underwriting Agreement between the Registrant, Donaldson, Lufkin & Jenrette Securities Corporation, Furman Selz LLC, Wheat, First Securities, Inc., and Ferris, Baker Watts, Incorporated.*
2.1 Amended and Restated Stock Purchase Agreement, dated December 11, 1997, by and among the Registrant, Lawyers Title Insurance Corporation, Reliance Insurance Company and Reliance Group Holdings, Inc., incorporated by reference to Appendix A to the Registrant's revised preliminary Proxy Statement for its Special Meeting of Shareholders to be held in February 1998, filed with the Commission on December 24, 1997.

4.1 Articles of Incorporation, incorporated by reference to Exhibit 3A of the Registrant's registration statement on Form 10, File No. 0-19408.
4.2 Proposed Articles of Amendment of the Articles of Incorporation of the Registrant, incorporated by reference to Appendix B to the Registrant's revised preliminary Proxy Statement for its Special Meeting of Shareholders to be held in February 1998, filed with the Commission on December 24, 1997.
4.3 Bylaws, incorporated by reference to Exhibit 3A of the Registrant's registration statement on Form 10, File No. 0-19408.
4.4 Amended and Restated Rights Agreement, dated as of August 20, 1997, between the Registrant and Wachovia Bank, N.A., as Rights Agent, which Amended and Restated Rights Agreement includes an amended Form of Rights Certificate, incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated August 20, 1997.
4.5 First Amendment to Amended and Restated Rights Agreement, dated as of December 11, 1997, between the Registrant and Wachovia Bank, N.A., as Rights Agent, incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated December 11, 1997
4.6 Form of Stock Certificate, incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-K for the year ended December 31, 1995, File no. 1-13990.
5.1      Opinion of Williams Mullen Christian & Dobbins.
23.1     Consent of Williams  Mullen  Christian & Dobbins  (included  in Exhibit
         5.1).
23.2     Consent of Ernst & Young LLP.
23.3     Consent of Deloitte & Touche LLP.
24.1     Powers of Attorney (included on signature page).


______________
*  To Be Filed by Amendment


Item 17.  Undertakings

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on December 31, 1997.


                                       LAWYERS TITLE CORPORATION



                                       By:  /s/ Charles H. Foster, Jr.
                                            ------------------------------------
                                            Charles H. Foster, Jr.
                                            Chairman and Chief Executive Officer


                                POWER OF ATTORNEY

         Each of the undersigned hereby appoints Russell W. Jordan, III and John
M. Carter, each of whom may act individually, as attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments and exhibits to this registration statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  Signature                                       Title                              Date



        /s/ Charles H. Foster, Jr.                            Chairman and                     December 31, 1997
-------------------------------------------       Chief Executive Officer and Director
            Charles H. Foster, Jr.                    (Principal Executive Officer)


           /s/ G. William Evans                       Vice President and Treasurer             December 31, 1997
-------------------------------------------          (Principal Financial Officer)
               G. William Evans


           /s/ John R. Blanchard                               Controller                      December 31, 1997
-------------------------------------------         (Principal Accounting Officer)
              John R. Blanchard


            /s/ Janet A. Alpert                               President and                    December 31, 1997
-------------------------------------------       Chief Operating Officer and Director
               Janet A. Alpert


       /s/ Theodore L. Chandler, Jr.                            Director                       December 31, 1997
-------------------------------------------
          Theodore L. Chandler, Jr.


            /s/ Michael Dinkins                                 Director                       December 31, 1997
-------------------------------------------
               Michael Dinkins


              /s/ James Ermer                                   Director                       December 31, 1997
-------------------------------------------
                 James Ermer


            /s/ John P. McCann                                  Director                       December 31, 1997
-------------------------------------------
                John P. McCann


           /s/ J. Garnett Nelson                                Director                       December 31, 1997
-------------------------------------------
              J. Garnett Nelson


        /s/ Robert F. Norfleet, Jr.                             Director                       December 31, 1997
-------------------------------------------
           Robert F. Norfleet, Jr.


            /s/ Eugene P. Trani                                 Director                       December 31, 1997
-------------------------------------------
               Eugene P. Trani


         /s/ Marshall B. Wishnack                               Director                       December 31, 1997
-------------------------------------------
            Marshall B. Wishnack


                                  EXHIBIT INDEX


Exhibit
  No.                                    Document

  1.1 Form of Underwriting Agreement between the Registrant, Donaldson, Lufkin & Jenrette Securities Corporation, Furman Selz LLC, Wheat, First Securities, Inc. and Ferris, Baker Watts Incorporated.*

  2.1 Amended and Restated Stock Purchase Agreement, dated December 11, 1997, by and among the Registrant, Lawyers Insurance Corporation, Reliance Insurance Company and Reliance Group Holdings, Inc., incorporated by reference to Appendix A to the Registrant's revised preliminary Proxy Statement for its Special Meeting of Shareholders to be held in February 1998, filed with the Commission on December 24, 1997.

  4.1 Articles of Incorporation, incorporated by reference to Exhibit 3A of the Registrant's registration statement on Form 10, File No. 0-19408.

  4.2 Proposed Articles of Amendment of the Articles of Incorporation of the Registrant, incorporated by reference to Appendix B to the Registrant's revised preliminary Proxy Statement for its Special Meeting of Shareholders to be held in February 1998, filed with the Commission on December 24, 1997.

  4.3 Bylaws, incorporated by reference to Exhibit 3A of the Registrant's registration statement on Form 10, File No.0-19408.

  4.4 Amended and Restated Rights Agreement, dated as of August 20, 1997, between the Registrant and Wachovia Bank, N.A., as Rights Agent, which Amended and Restated Rights Agreement includes an amended Form of Rights Certificate, incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated August 20, 1997.

  4.5 First Amendment to Amended and Restated Rights Agreement, dated as of December 11, 1997, between the Registrant and Wachovia Bank, N.A., as Rights Agent, incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated December 11, 1997.

  4.6 Form of Stock Certificate, incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-K for the year ended December 31, 1995, File No. 1-13990.

  5.1       Opinion of Williams Mullen Christian & Dobbins.

  23.1      Consent of Williams Mullen Christian & Dobbins  (included in Exhibit
            5.1).

  23.2      Consent of Ernst & Young LLP.

  23.3      Consent of Deloitte & Touche LLP.

  23.4      Powers of Attorney (included on signature page).


_________________
*  To Be Filed by Amendment.